Form 10-K, Exhibit 13
period 1995-03-31
ANALYSIS & TECHNOLOGY INC
filed 1995-06-29
CIK 310876

                                                                     EXHIBIT 13
                    FINANCIAL INFORMATION


                                  SELECTED FINANCIAL DATA
                                  - 13

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  - 14

                                  CONSOLIDATED FINANCIAL STATEMENTS
                                  - 17

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  - 21

                                  INDEPENDENT AUDITOR'S REPORT
                                  - 29



ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


SELECTED FINANCIAL DATA: A FIVE-YEAR SUMMARY
- -------------------------------------------------------------------------------


Years Ended March 31,                                                  1995          1994          1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------------------------
Amounts in thousands except per share and employee data

Revenue                                                           $ 132,257     $ 130,362     $ 116,466     $ 108,961     $ 104,014
Costs and Expenses                                                  126,639       125,032       111,995       105,740        97,423
- -----------------------------------------------------------------------------------------------------------------------------------
Operating Earnings                                                    5,618         5,330         4,471         3,221         6,591
Interest Expense, Net                                                   542           553           434           413           367
Other, Net                                                              269           433           485           354           342
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                                          4,807         4,344         3,552         2,454         5,882
Income Taxes                                                          2,034         1,845         1,573         1,014         2,149
- -----------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                      $   2,773     $   2,499     $   1,979     $   1,440     $   3,733
===================================================================================================================================
Earnings per Common and Common
 Equivalent Share                                                 $    1.12     $    1.06     $    0.91     $    0.67     $    1.73
Weighted Average Shares and
 Common Equivalent Shares Outstanding                                 2,469         2,367         2,173         2,163         2,157
Dividends per Share                                               $    0.26     $    0.24     $    0.22     $    0.20     $    .185
- -----------------------------------------------------------------------------------------------------------------------------------
Working Capital                                                   $  15,610     $  12,676     $  10,290     $  12,085     $  11,872
Contract Receivables                                              $  27,816     $  24,418     $  23,051     $  19,806     $  21,018
Total Assets                                                      $  65,049     $  56,754     $  52,334     $  49,291     $  48,396
Long-Term Debt (Including Current
 Installments)                                                    $   7,242     $   4,631     $   4,653     $   4,617     $   4,887
Shareholders' Equity                                              $  37,174     $  34,442     $  30,890     $  29,353     $  28,320
Book Value per Common Share                                       $   15.68     $   14.87     $   14.34     $   13.65     $   13.19
Number of Full-Time Employees                                         1,535         1,556         1,558         1,477         1,474
- -----------------------------------------------------------------------------------------------------------------------------------

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
- -------------------------------------------------------------------------------


RESULTS OF OPERATIONS

Analysis & Technology, Inc. and Subsidiaries (the Company) set a record for revenue in fiscal 1995 for the 22nd consecutive year. The following table shows the relationship of selected income statement items to revenue and presents earnings per share for the last three years.

Years Ended March 31,                      1995            1994           1993
- ------------------------------------------------------------------------------
Percentage of Revenue:
 Revenue                                   100.0%         100.0%         100.0%
 Costs and Expenses                         95.8%          95.9%          96.2%
 Operating Earnings                          4.2%           4.1%           3.8%
 Earnings Before Income Taxes                3.6%           3.3%           3.0%
 Income Taxes                                1.5%           1.4%           1.4%
 Net Earnings                                2.1%           1.9%           1.7%
Earnings per Common and
 Common Equivalent Share                   $ 1.12         $ 1.06         $ 0.91
- ------------------------------------------------------------------------------


FISCAL 1995 COMPARED WITH FISCAL 1994

The major factors in the comparison of fiscal 1995 with fiscal 1994 are as follows:

- -  Revenue increased 1.5% to $132.3 million

- -  Operating earnings increased 5.4%

- - Operating earnings as a percentage of revenue (operating margins) increased to 4.2% in fiscal 1995 from 4.1% in the prior year

- -  Net earnings increased 11.0%

- - Weighted average shares and common equivalent shares outstanding increased 4.3%

- -  Earnings per common and common equivalent share increased 5.7% to $1.12

Revenue increased 1.5% to $132.3 million from $130.4 million in fiscal 1994. Revenue for the Company's core defense operations was about level with that of the prior year. Despite reduced U.S. Navy budgets, the Company maintained its defense revenue base by working on high-priority programs and by increasing the technology content of its work. However, the effect, if any, on the Company's future revenue due to future market changes cannot be determined at this time. Possible future market changes include U.S. Navy budget reductions; relocation of the New London Laboratory of the Company's largest customer, the Naval Undersea Warfare Center; and changes in other customer operations due to facility closings or relocations.

Civil government and commercial revenue combined increased 9.6% to $19.5 million from $17.8 million in fiscal 1994. Commercial revenue alone increased 25.3% to $10.9 million in fiscal 1995 from $8.7 million in fiscal 1994. The increase in commercial revenue was the result of the Company's diversification efforts in information technologies and interactive multimedia systems. While progress on the On-Line Registration System (OLRS) developed by the Company's subsidiary, General Systems Solutions, Inc. (GSS), moved more slowly than anticipated during the fiscal year, the system was operational and generated revenue from lease and rental companies in Connecticut and New York. In addition, GSS recorded revenue for processing New York custom license plate requests and for identifying Connecticut uninsured motorists.

Non-labor related revenue generated by purchased components, computer usage, travel and work subcontracted to other companies totaled $30.8 million in fiscal 1995, a $1.2 million decrease as compared with fiscal 1994. The decrease in non-labor revenue was primarily due to reduced purchases of components by GSS under its contracts to provide minesweeping equipment to the U.S. Navy. While GSS began work on a follow-on contract in the third quarter of fiscal 1995, purchases of components were $2.5 million in fiscal 1995 as compared with $3.6 million in fiscal 1994.

During fiscal 1995, total contractual backlog varied between $357.0 million and $418.9 million. During the year, $10.7 million of backlog expired without being funded while in fiscal 1994, $5.3 million of backlog expired without being funded. The backlog used during fiscal 1995, plus the unfunded backlog that expired, was more than offset by newly awarded contracts. Backlog as of March 31, 1995 was $401.6 million, a 7.7% increase from $372.8 million a year ago. Government funding continues to be dependent on congressional approval of program-level funding and on contracting agency approval of funding for the Company's work. The extent to which the Company's backlog will be funded in the future cannot be determined.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES




Operating earnings increased 5.4% to $5.6 million from $5.3 million in fiscal 1994. Operating margins were 4.2% in fiscal 1995 compared with 4.1% in fiscal 1994. During fiscal 1995, the Company bid and earned higher fees in its defense operations due, in part, to higher fees bid and earned in the Company's field services operations. Contract overruns on naval air work in the Company's subsidiary, Continental Dynamics, Inc. (CDI), were partly offset by higher than budgeted earnings on certain of the Company's firm fixed price contracts.

The Company is continuing its diversification efforts in information technologies and interactive multimedia systems. The Company's level of expenditure for these new business initiatives was approximately the same in fiscal 1995 and fiscal 1994. The Company plans to continue such expenditures and anticipates that future margins will be adversely affected. The Company also experienced start-up costs for the GSS On-Line Registration System in New York and expects to incur additional start-up costs when the system becomes operational in other states.

The total of interest expense, interest income and other net expenses as a percentage of revenue decreased to 0.6% in fiscal 1995 compared with 0.8% in fiscal 1994. Interest expense, net of interest income, as a percentage of revenue decreased to 0.4% in fiscal 1995 from 0.5% in fiscal 1994. The decrease was primarily the result of a negotiated interest rate reduction on one of the Company's mortgages offset, in part, by increased borrowing under the Company's revolving credit agreement. Other net expense decreased to 0.2% of revenue in fiscal 1995 as compared with 0.3% in fiscal 1994. The decrease was due to the offsetting effect of higher earnings reported by Automation Software Incorporated (ASI), the Company's joint venture with Brown & Sharpe Manufacturing Company. Higher earnings were due, in part, to a key person insurance payment resulting from the death of ASI's president. The effect of this payment, net of expenses, on the Company's earnings was $115,000.

Earnings before income taxes increased 10.7% to $4.8 million in fiscal 1995 compared with $4.3 million in fiscal 1994. The Company's effective tax rate decreased to 42.3% in fiscal 1995 from 42.5% in fiscal 1994. The lower effective tax rate was due in part to higher earnings by ASI which are reported on an after-tax basis and are not included in the Company's taxable income.

Net earnings increased 11.0% to $2.8 million from $2.5 million in fiscal 1994. Earnings per share increased 5.7% to $1.12 from $1.06 in fiscal 1994. The weighted average number of common shares and common equivalent shares outstanding increased 4.3% to 2.47 million from 2.37 million in fiscal 1994. The increase in the number of common shares and common equivalent shares outstanding was principally due to exercises of stock options.


FISCAL 1994 COMPARED WITH FISCAL 1993

Revenue increased 11.9% to $130.4 million in fiscal 1994 from $116.5 million in fiscal 1993. Revenue for the Company's core defense operations increased 11.6% to $112.6 million. The single largest factor in this increase was non-labor related revenue generated by purchased components, computer usage, travel, and work subcontracted to other companies, which increased $9.1 million over fiscal 1993. During fiscal 1994, components totaling $3.6 million were purchased by GSS for its contract to provide minesweeping equipment to the U.S. Navy. The balance of the non-labor increase was primarily due to an increase in work subcontracted to other companies. Civil government and commercial revenue grew 14.1% to $17.8 million.

During fiscal 1994, total contractual backlog varied between $331.7 million and $372.8 million. During the year, $5.3 million of backlog expired without being funded compared with $11.8 million in fiscal 1993. Backlog at March 31, 1994 was $372.8 million, a 3.3% increase from $360.8 million for the prior year.

Operating earnings increased 19.2% to $5.3 million from $4.5 million in fiscal 1993. Operating margins were 4.1% in fiscal 1994 compared with 3.8% in fiscal 1993. Pre-tax charges totaling $331 thousand in fiscal 1994 for expenses associated with the Company's natural gas industry software product (GASS) and the shutdown of the Company's tourist kiosk business; pre-tax charges totaling $1.3 million in fiscal 1993 for expenses associated with organizational changes and realignment of business development efforts; and business development expenditures of approximately $1.1 million in each year associated with the Company's diversification efforts adversely affected operating margins. Other factors adversely affecting operating margins in fiscal 1994 were startup costs for the GSS On-Line Registration System in Connecticut, lower interest reimbursement rates and lower fees earned on some government contracts, and support costs for GASS. These factors were partially offset by higher fees earned from field services operations and a one-time license fee for software from the State of New York.

The total of interest expense, interest income, and other net expenses as a percentage of revenue remained constant at 0.8% in fiscal 1994 and 1993. Interest expense, net of interest income, as a percentage of revenue increased to 0.5% in fiscal 1994 from 0.4% in fiscal 1993, while other net expenses decreased to 0.3% in fiscal 1994 from 0.4% in fiscal 1993. The decrease in other net expenses in fiscal 1994 was due, in part, to higher earnings reported by the Company's joint venture (ASI).

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES




Earnings before income taxes increased 22.3% to $4.3 million in fiscal 1994 compared with $3.6 million in fiscal 1993. The Company's effective tax rate decreased to 42.5% in fiscal 1994 from 44.3% in fiscal 1993. The lower effective tax rate in fiscal 1994 was due, in part, to higher earnings by ASI. The Company's share of these earnings is reported on an after-tax basis and is not included in the Company's taxable income.

Net earnings increased 26.3% to $2.5 million from $2.0 million in fiscal 1993. Earnings per share increased 16.5% to $1.06 in fiscal 1994 from $0.91 in fiscal 1993. The weighted average number of shares and equivalent shares outstanding increased 8.9% to 2.37 million in fiscal 1994 from 2.17 million in fiscal 1993. The increase in the number of common shares and common equivalent shares outstanding was principally due to the exercise of stock options and an increase in the average price of the Company's stock, which increased the number of common equivalent shares attributable to stock options.


EFFECT OF IMPLEMENTING STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109

The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective April 1, 1993. Statement 109 mandates the asset and liability approach for computing income taxes. The adoption of Statement 109 did not have an impact on the Company's fiscal 1994 consolidated statement of earnings.


LIQUIDITY AND CAPITAL RESOURCES

For fiscal 1995, net cash provided from operating activities totaled $4.9 million. Cash generated by operations was offset, in part, by a $3.4 million increase in contract receivables. Contract receivables totaled $27.8 million, $24.4 million, and $23.1 million as of March 31, 1995, 1994, and 1993, respectively, and represented approximately 43%, 43%, and 44% of total assets as of those dates. The increase in contract receivables in fiscal 1995 was due to delays in processing of the Company's invoices due to Government paying office personnel reductions and software problems. The average period for payment to the Company was 72 days at March 31, 1995, 66 days at March 31, 1994; and 70 days at March 31, 1993.

For fiscal 1995, net cash used in investing activities totaled $7.2 million. Additions to buildings and equipment totaled $2.4 million, much of which was for the purchase of computer and telecommunications equipment and related software supporting the Company's computer and networking requirements. Payments relating to the acquisition of business units, primarily contingent payment amounts to the former owners of CDI and the purchase of a small software development company in the naval architecture industry, totaled $1.0 million. Capitalized software product development costs totaled $3.8 million in fiscal 1995. Included are expenditures of $3.6 million for initial OLRS product development in New York, New Jersey and California and for new product applications and enhancements in Connecticut. Expenditures are expected to continue for initial product development in California and for new product applications and enhancements in the other three states. The Company expects to spend approximately $2.5 million on OLRS software product development in fiscal 1996. This is less than in fiscal 1995 because emphasis is shifting from initial product development to expanding product applications.

Net cash provided from financing activities for fiscal 1995 totaled $2.1 million. The primary contributor to cash provided from financing activities was borrowings under the Company's revolving credit agreement. Any capital needs not satisfied by cash generated from operations were, and in the future will be, met with money borrowed by the Company under its line of credit and revolving credit agreements. The total funds available to the Company under these agreements at March 31, 1995 was $20.0 million. Borrowings under these agreements were $3.5 million, $1.2 million, and $1.3 million as of March 31, 1995, 1994, and 1993, respectively.

The Company's working capital (excluding deferred taxes) was $16.8 million at March 31, 1995, compared to $13.8 million at March 31, 1994. The Company's current ratio was 2.0:1 at March 31, 1995 and 1.9:1 at March 31, 1994.

It is anticipated that the Company's existing cash, together with funds generated from operations and borrowing under its line of credit and revolving credit agreements, will be sufficient to meet its normal working capital requirements and investments in software product development for the foreseeable future. As of March 31, 1995, the Company does not have any major capital commitments.

The Company believes that inflation has not had a material effect on its business.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
- -------------------------------------------------------------------------------


As of March 31,                                                                  1995                   1994
- ------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
 Cash and cash equivalents                                               $    502,372           $    728,693
 Contract receivables (note 3)                                             27,815,779             24,417,813
 Notes and other receivables                                                1,146,419                371,308
 Prepaid expenses                                                           1,009,323                839,488
- ------------------------------------------------------------------------------------------------------------
    Total current assets                                                   30,473,893             26,357,302
- ------------------------------------------------------------------------------------------------------------
Property, buildings, and equipment, net (notes 4 and 6)                    15,603,863             15,679,954
- ------------------------------------------------------------------------------------------------------------
Other assets (note 4):
 Goodwill, net of accumulated amortization                                  6,783,335              6,313,870
 Deposits and other receivables                                               428,921                469,352
 Product development costs, net of accumulated amortization                 8,531,649              5,317,560
 Other                                                                      3,226,956              2,616,099
- ------------------------------------------------------------------------------------------------------------
                                                                           18,970,861             14,716,881
- ------------------------------------------------------------------------------------------------------------
    Total assets                                                         $ 65,048,617           $ 56,754,137
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term borrowings (note 5)                                          $      4,059           $    593,603
 Current installments of long-term debt (note 6)                              309,258                921,582
 Accounts payable                                                           4,012,872              3,296,567
 Accrued expenses (note 10)                                                 8,707,471              7,180,681
 Dividends payable                                                            616,153                556,056
 Deferred income taxes (note 7)                                             1,214,123              1,132,486
- ------------------------------------------------------------------------------------------------------------
    Total current liabilities                                              14,863,936             13,680,975

Long-term debt, excluding current installments (note 6)                     6,933,174              3,709,531
Deferred income taxes (note 7)                                              3,675,135              2,787,310
- ------------------------------------------------------------------------------------------------------------
Other long-term liabilities (note 9)                                        2,402,679              2,134,450
    Total liabilities                                                      27,874,924             22,312,266
- ------------------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 3, 6, 9, and 11)
 Shareholders' equity (notes 8 and 9):
   Common stock, $.125 stated value. Authorized 7,500,000
    shares; issued 2,371,399 shares in 1995 and
      2,315,620 shares in 1994                                                296,425                289,453
 Additional paid-in capital                                                 9,285,867              8,718,008
 Retained earnings                                                         27,591,401             25,434,410
- ------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                             37,173,693             34,441,871
- ------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                           $ 65,048,617           $ 56,754,137
============================================================================================================


See accompanying notes to consolidated financial statements.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF EARNINGS
- -------------------------------------------------------------------------------


Years Ended March 31,                                                1995                    1994                   1993
- ------------------------------------------------------------------------------------------------------------------------
Revenue                                                     $ 132,256,713           $ 130,362,333          $ 116,466,597
Costs and expenses                                            126,639,078             125,032,353            111,995,221
- ------------------------------------------------------------------------------------------------------------------------
   Operating earnings                                           5,617,635               5,329,980              4,471,376
- ------------------------------------------------------------------------------------------------------------------------
Other deductions (income):
 Interest expense (notes 5 and 6)                                 564,862                 607,373                576,773
 Interest income                                                  (22,980)                (53,625)              (142,833)
 Other, net                                                       268,510                 433,146                485,399
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------
                                                                  810,392                 986,894                919,339
   Earnings before income taxes                                 4,807,243               4,343,086              3,552,037
Income taxes (note 7)                                           2,034,099               1,844,508              1,573,281
- ------------------------------------------------------------------------------------------------------------------------
   Net earnings                                             $   2,773,144           $   2,498,578          $   1,978,756
========================================================================================================================
Earnings per common and common equivalent share             $        1.12           $        1.06          $        0.91
========================================================================================================================
Weighted average shares and common
 equivalent shares outstanding (notes 2 and 8)                  2,469,148               2,366,470              2,173,432
========================================================================================================================


See accompanying notes to consolidated financial statements.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------


                                                           Common stock                                                  Total
                                                        ---------------------       Additional                    shareholders'
                                                                       Stated          paid-in       Retained   equity (notes 8
Years Ended March 31, 1995, 1994, and 1993              Shares          value          capital       earnings            and 9)
- -------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1992                           2,149,708    $   268,714    $   7,097,235   $ 21,986,719      $ 29,352,668
Proceeds from sale of common stock                       4,358            545           31,530             --            32,075
Net earnings                                                --             --               --      1,978,756         1,978,756
Cash dividends declared - $.22 per share                    --             --               --       (473,587)         (473,587)
- -------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1993                           2,154,066        269,259        7,128,765     23,491,888        30,889,912
Proceeds from sale of common stock                     161,554         20,194        1,589,243             --         1,609,437
Net earnings                                                --             --               --      2,498,578         2,498,578
Cash dividends declared - $.24 per share                    --             --               --       (556,056)         (556,056)
- -------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1994                           2,315,620        289,453        8,718,008     25,434,410        34,441,871
Proceeds from sale of common stock                      55,779          6,972          567,859             --           574,831
Net earnings                                                --             --               --      2,773,144         2,773,144
Cash dividends declared - $.26 per share                    --             --               --       (616,153)         (616,153)
- -------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1995                           2,371,399      $ 296,425      $ 9,285,867   $ 27,591,401      $ 37,173,693
===============================================================================================================================


See accompanying notes to consolidated financial statements.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------------------------------------------------


Years Ended March 31,                                                     1995                 1994                1993
- -----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

 Net earnings                                                      $ 2,773,144          $ 2,498,578         $ 1,978,756
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation and amortization of property,
      buildings, and equipment                                       2,406,133            3,009,962           2,737,520
    Amortization of goodwill                                           429,727              320,184             267,006
    Amortization of product development costs                          641,421              419,045             100,000
    Loss on sale of equipment                                           78,970               70,174             206,769
    Advance from customer                                              (34,544)             (90,809)           (521,502)
    Decrease (increase) in:
      Contract receivables                                          (3,373,532)          (1,366,774)         (2,218,506)
      Notes and other receivables                                     (775,111)              41,111             146,750
      Prepaid expenses                                                (169,835)             (51,246)           (410,504)
      Other assets                                                    (568,923)            (370,733)           (387,854)
    Increase (decrease) in:
      Accounts payable and accrued expenses                          2,243,095              646,582            (606,804)
      Deferred income taxes                                            969,462              499,606             435,245
      Other long-term liabilities                                      268,229              351,984             531,712
- -----------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                     4,888,236            5,977,664           2,258,588
- -----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

 Additions to property, buildings, and equipment                    (2,402,993)          (2,862,220)         (3,238,213)
 Product development costs                                          (3,805,999)          (2,895,290)         (2,599,569)
 Proceeds from the sale of equipment                                     6,563               85,872              22,304
 Acquisition of business units (net of cash acquired)                 (987,222)            (405,024)           (591,047)
- -----------------------------------------------------------------------------------------------------------------------
       Net cash used for investing activities                       (7,189,651)          (6,076,662)         (6,406,525)
- -----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

 Net repayments of short-term borrowings                              (555,000)            (600,811)           (138,246)
 Proceeds from long-term borrowings                                  2,895,000              345,698             345,302
 Repayments of long-term borrowings                                   (283,681)            (367,042)           (309,429)
 Proceeds from sale of common stock                                    574,831            1,609,437              32,075
 Dividends paid                                                       (556,056)            (473,587)           (429,942)
- -----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for)
         financing activities                                        2,075,094              513,695            (500,240)
- -----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                      (226,321)             414,697          (4,648,177)
 Cash and cash equivalents:
   Beginning of year                                                   728,693              313,996           4,962,173
- -----------------------------------------------------------------------------------------------------------------------

   End of year                                                     $   502,372          $   728,693         $   313,996
=======================================================================================================================


See accompanying notes to consolidated financial statements.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS AND ACQUISITIONS

Analysis & Technology, Inc. (A&T) initially provided tactical analysis to the Office of Naval Research and sonar analysis to the Naval Underwater Systems Center, now known as the Naval Undersea Warfare Center. During the past 25 years, A&T and Subsidiaries (the Company) has expanded its business to provide engineering services, interactive multimedia systems, and information technology services for the military, civil government agencies, and private industry. The Company typically performs its Department of Defense services under cost reimbursement contracts whereby the U.S. Government reimburses the Company for contracted costs and pays a fee. In fiscal 1995, 1994, and 1993, the amount of the Company's non-defense revenue was $19.5 million, $17.8 million, and $15.6 million, respectively.

The Company has - during fiscal 1993, 1994, and 1995 - both acquired and formed a number of business units that operate as wholly- owned subsidiaries of the Company as described below. The business acquisitions were accounted for as purchases.

In fiscal 1993, the Company purchased all the shares of Continental Dynamics, Inc. (CDI), which specializes in manpower development training, information resource management, engineering management, program management, and engineering consulting. During fiscal 1994 and 1995, per the terms of the purchase agreement for CDI, the Company made contingent payments of $100,000 and $769,999, respectively, to the former owners of CDI. Also during fiscal 1993, the Company made contingent purchase payments totaling $200,400 to the former owners of businesses acquired in earlier fiscal years.

In fiscal 1994, the Company purchased all the shares of Prism-Dae, Inc., a company with limited resources but which holds a contract with the Federal Office of Personnel Management for services in government training and information resource management areas. In addition, in fiscal 1994 the Company formed Integrated Performance Decisions, Inc. (IPD) to develop and implement performance decision software products for Navy customers and for customers in the natural gas industry.

In fiscal 1995, the Company acquired certain assets of Design Systems & Services, Inc., a Delaware company, operating a technology- based engineering, professional service and software business. In fiscal 1995, the Company also purchased assigned contracts and related patents and trademarks of the "Raydist Line" from Teledyne Industries. Both of these acquisitions were merged into existing business units. In addition, in fiscal 1995, the Company formed a Canadian subsidiary, Numerical Decisions Group, Inc., to develop and implement software for the Canadian Navy.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies of the Company:

- - PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of A&T and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

- - CASH EQUIVALENTS - For financial statement purposes, the Company considers all cash investments with original maturities of less than three months at the time of purchase to be cash equivalents.

- - FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of the Company's financial instruments approximate fair value.

- - DEPRECIATION AND AMORTIZATION - Property, buildings, and equipment are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the life of the asset.

- - GOODWILL - Goodwill relating to the Company's acquisitions represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over periods ranging from 2 to 30 years. Determination of the straight-line period is dependent on the type of acquisition. The Company evaluates the recoverability of goodwill on a periodic basis to assure that changes in facts and circumstances do not suggest that recoverability has been impaired. This analysis relies on a number of factors, including operating results, business plans, budgets, economic projections, and changes in management's strategic direction or market emphasis. The test of recoverability for goodwill is a comparison of the unamortized balance to expected cumulative (undiscounted) operating income of the acquired business or enterprise over the remaining portion of the amortization period. If the book value of goodwill exceeds undiscounted future operating income, the writedown is computed as the excess of the unamortized balance of the asset over the present value of operating income discounted at the Company's weighted average cost of capital over the remaining amortization period.

- - PRODUCT DEVELOPMENT COSTS - Product development costs represent expenditures for the development of transaction processing systems and other software products that have been capitalized in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Amortization is computed on an individual product basis and is the greater of (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product or (b) the amount computed using the straight-line method over the remaining economic useful life of the product. The Company is currently using economic lives ranging from two to five years for all capitalized product development costs. Amortization of product development costs begins when the software product is available for general release to customers.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


- - ACCOUNTING FOR INVESTMENT IN JOINT VENTURE - The Company's 50% investment in a joint venture, Automation Software Incorporated is accounted for using the equity method of accounting. The Company's investment in the joint venture is included in Other assets.

- - INCOME TAXES - Effective Apri1 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The adoption of Statement 109 did not have an impact on the fiscal 1994 consolidated statement of earnings.

   Pursuant to the deferred method under APB Opinion 11, which was applied in fiscal 1993 and prior years, deferred income taxes were recognized for income and expense items reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

- - REVENUE RECOGNITION - The revenue from contract services is earned under cost-reimbursement, time-and-material, and fixed-price contracts. Revenues under such contracts, including applicable fees and estimated profits, are recorded as costs are incurred. If estimates indicate a probable ultimate loss on a contract, provision is made immediately for the entire amount of the estimated future loss.

- - EARNINGS PER SHARE - Earnings per share have been computed on the basis of the weighted average number of common and common equivalent shares outstanding during the year. Options to purchase common stock have been considered to be common stock equivalents.


3.  CONTRACT RECEIVABLES

Contract receivables are summarized as follows:

                                                                                 1995                   1994
- ------------------------------------------------------------------------------------------------------------
U.S. Government:
 Amounts due currently - prime contractor                                $ 15,101,053           $ 12,338,752
 Amounts due currently - subcontractor                                      5,154,579              4,839,229
 Retainage                                                                  2,051,455              2,296,198
- ------------------------------------------------------------------------------------------------------------
                                                                           22,307,087             19,474,179
- ------------------------------------------------------------------------------------------------------------
Commercial customers:
 Amounts due currently                                                      2,381,361              2,533,186
- ------------------------------------------------------------------------------------------------------------
Unbilled contracts in process:
 Fixed-price contracts in progress, net of progress billings                2,154,342              1,995,162
 Revenues recorded on work performed pursuant to
   customer authorization but prior to execution of
   contractual documents or modifications                                     972,989                415,286
- ------------------------------------------------------------------------------------------------------------
                                                                            3,127,331              2,410,448
- ------------------------------------------------------------------------------------------------------------
                                                                         $ 27,815,779           $ 24,417,813
============================================================================================================


The Government retains a portion of the fee earned by the Company (retainage) until contract completion and final audit by the Defense Contract Audit Agency
(DCAA). It is estimated that approximately $1,654,543 of retainage at March 31, 1995 will be collected within one year; the remainder will be collected in later years as DCAA completes its audits.

All unbilled contract receivables, net of retainage, are expected to be billed and collected within one year.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


4.  NON-CURRENT ASSETS

A summary of property, buildings, and equipment follows:

                                                                1995                   1994
- -------------------------------------------------------------------------------------------
Land                                                    $    376,839          $     376,839
Buildings                                                 10,424,706             10,317,109
Equipment                                                 20,064,436             18,412,599
Leasehold improvements                                     1,568,066              1,360,320
- -------------------------------------------------------------------------------------------
                                                          32,434,047             30,466,867

Less accumulated depreciation and amortization           (16,830,184)           (14,786,913)
- -------------------------------------------------------------------------------------------
                                                        $ 15,603,863           $ 15,679,954
===========================================================================================

Goodwill as of March 31, 1995 and 1994 was $6,783,335 and $6,313,870 net of accumulated amortization of $1,551,378 and $1,121,651, respectively. The amount of goodwill added in fiscal 1995 and 1994 was $899,192 and $405,024, respectively. Amortization expense was $429,727 in fiscal 1995, $320,184 in fiscal 1994, and $267,006 in fiscal 1993.

Product development costs at March 31, 1995 and 1994 were $8,531,649 and $5,317,560 net of accumulated amortization of $1,260,466 and $619,045, respectively. The amount of product development costs capitalized was $3,855,510 in fiscal 1995, $2,895,290 in fiscal 1994, and $2,599,559 in fiscal
1993. Amortization expense was $641,421 in fiscal 1995, $419,045 in fiscal 1994 and $100,000 in fiscal 1993.


5.  SHORT-TERM BORROWINGS

Short-term borrowings consist of borrowings under the Company's short-term lines of credit and advances from a customer.

General Systems Solutions, Inc. (GSS), a wholly owned subsidiary of the Company, has a $1,500,000 line of credit agreement that expires on September 30, 1996. Interest is payable at the bank's prime interest rate (9.0% at March 31, 1995). GSS's line of credit is guaranteed by A&T.

Applied Science Associates, Inc. (ASA), a wholly owned subsidiary of the Company, had a $1,000,000 line of credit agreement that expired on April 4, 1994. Interest was payable at the bank's prime interest rate (6.25% as of March 31, 1994).

The following is a summary of short-term borrowings under lines of credit:

                                                       1995                1994
- -------------------------------------------------------------------------------
Borrowings outstanding:

 At end of year                                 $        --         $   555,000
 During year:
   Maximum                                        1,200,000           2,137,000
   Minimum                                               --                  --
   Average                                          299,315           1,158,383
Weighted average interest rate                          7.8%                6.0%

The weighted average interest rate is computed using the daily borrowings outstanding and the daily borrowing interest rates in effect during the year.

Advances from a customer represent advance collections. These totaled $4,059 and $38,603 at March 31, 1995 and 1994, respectively. Interest is calculated on the unearned portion of the advance at the end of every month at 2.5% below prime (6.5%, net, at March 31, 1995).

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


6.  LONG-TERM DEBT

Long-term debt consists of the following:


                                                                                           1995                1994
- -------------------------------------------------------------------------------------------------------------------
Revolving credit and term loan agreement as described
 in the paragraph below                                                             $ 3,530,000         $   635,000
Mortgage payable to Shawmut Bank bearing interest at 10.75%, due in monthly installments of principal and interest of $15,497 through May 1, 1996 with a balloon payment of $729,873 due on
 June 1, 1996, secured by certain land and buildings with a
 depreciated cost of $2,681,409                                                         839,773             928,809
Mortgage payable to Shawmut Bank bearing interest at 6.98%,
 due in monthly installments of principal and interest of $18,826 through November 1, 2002, secured by certain land and buildings
 with a depreciated cost of $3,174,447                                                1,893,123           1,981,590
Mortgage payable bearing interest at 9.25%, due in monthly
 installments of principal and interest of $4,477 through March 2004,
 secured by certain land and buildings                                                  317,452             344,120
Small Business Administration loan bearing interest at 8.5%, due in monthly
 installments of principal and interest of $4,923 through May 2001                      285,665             316,252
Note payable to former officer of ASA bearing interest at 10%, due in monthly
 installments of principal and interest of $7,438 through September 2000                376,419             425,342
- -------------------------------------------------------------------------------------------------------------------
   Total long-term debt                                                               7,242,432           4,631,113
Less current installments of long-term debt                                             309,258             921,582
- -------------------------------------------------------------------------------------------------------------------
   Total long-term debt, excluding current installments                             $ 6,933,174         $ 3,709,531
===================================================================================================================

A&T has an $18,500,000 revolving credit and term loan agreement that expires on October 31, 1996. Amounts drawn against the line of credit may be converted into a term loan at A&T's discretion at any time prior to the expiration of the loan agreement. If converted, the term loan would be payable in 20 substantially equal quarterly installments. The alternate rates of interest for the term loan from which A&T can choose are the bank's base rate, the bank's certificate of deposit rate plus 1%, or LIBOR plus 3/4%. There is a commitment fee of 1/2% per annum on the average daily balance of the unused portion of the first $5,000,000 of the commitment and 1/4% per annum on the remaining unused portion of the commitment, payable quarterly.

The revolving credit and term loan agreement places certain restrictions on encumbering A&T assets, incurring additional debt, and disposing of any significant assets. It also requires that A&T maintain at least $10,000,000 in working capital (excluding deferred income taxes), a net worth of at least $18,000,000, a debt-to-net-worth ratio of less than 2.5 to 1.0, an interest coverage ratio of not less than two times interest paid or accrued, and a debt service ratio of not less than 1.2 to 1.0. As of March 31, 1995, A&T was in compliance with these covenants.

Under current agreements, principal payments due on long-term debt during each of the five fiscal years subsequent to March 31, 1995 are as follows: $309,258 in 1996, $4,499,576 in 1997, $248,687 in 1998, $270,323 in 1999, and $293,622
in 2000.

The Company paid $564,862, $607,373 and $576,773 in interest on all debts, including short-term borrowings, in fiscal 1995, 1994, and 1993, respectively.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


7.  INCOME TAXES

Total income tax expense for the years ended March 31, 1995, 1994, and 1993 consisted of the following:


                                                                           Current           Deferred                  Total
- ----------------------------------------------------------------------------------------------------------------------------

1995:
 Federal                                                               $   689,551        $ 1,000,418            $ 1,689,969
 State                                                                     375,086            (30,956)               344,130
- ----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 1,064,637        $   969,462            $ 2,034,099
============================================================================================================================

1994:
 Federal                                                               $ 1,112,269        $   373,882            $ 1,486,151
 State                                                                     232,633            125,724                358,357
- ----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 1,344,902        $   499,606            $ 1,844,508
============================================================================================================================

1993:
 Federal                                                               $   942,811        $   253,331            $ 1,196,142
 State                                                                     195,225            181,914                377,139
- ----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 1,138,036        $   435,245            $ 1,573,281
============================================================================================================================

Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes as a result of the following:

                                                                               1995               1994                  1993
- ----------------------------------------------------------------------------------------------------------------------------
Computed expected tax expense                                           $ 1,634,463       $ 1,476,649            $ 1,207,693
Increase in income taxes resulting from:
 Amortization of goodwill                                                   145,451           108,863                 90,782
 State income taxes (net of valuation allowance and
 federal income tax benefit)                                                227,126           236,516                248,912
Other (net)                                                                  27,059            22,480                 25,894
- ----------------------------------------------------------------------------------------------------------------------------
                                                                        $ 2,034,099       $ 1,844,508            $ 1,573,281
============================================================================================================================

For the year ended March 31, 1993, deferred income tax expense resulted from timing differences in the recognition of income and expense for income tax and financial accounting purposes. The sources and tax effects of those timing differences for this fiscal year, which preceded the adoption of Statement 109, are presented below:

                                                                                                                        1993
- ----------------------------------------------------------------------------------------------------------------------------
Excess of financial statement depreciation over tax depreciation                                                 $   (39,002)
Capitalization of software product development costs                                                                 927,348
Unbillable contract revenue                                                                                           39,095
Reporting certain income and expense items on a cash basis for tax purposes                                         (259,357)
Other, net                                                                                                          (232,839)
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 $   435,245
============================================================================================================================

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 1995 and 1994 are presented below:

                                                                                 1995                   1994
- ------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Uncollected receivables that are not yet deductible for tax purposes     $   363,782            $   838,401
 Compensated absences, principally due to accrual for
   financial reporting purposes                                             1,087,411              1,162,636
 Deferred compensation                                                        876,323                725,243
 Net operating loss carryforwards                                             358,769                    --
 Other                                                                         20,411                 62,164
- ------------------------------------------------------------------------------------------------------------
      Total gross deferred tax assets                                       2,706,696              2,788,444

 Less valuation allowance                                                     183,300                    --
- ------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                               2,523,396              2,788,444
- ------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
 Tax depreciation in excess of financial statement depreciation            (1,273,420)            (1,354,806)
 Capitalized software product development costs                            (3,461,117)            (2,213,436)
 Unbilled contract revenue                                                 (2,654,655)            (3,133,523)
 Other                                                                        (23,462)                (6,475)
- ------------------------------------------------------------------------------------------------------------
      Total gross deferred tax liabilities                                 (7,412,654)            (6,708,240)
- ------------------------------------------------------------------------------------------------------------
      Net deferred tax liability                                          $ 4,889,258            $ 3,919,796
============================================================================================================

At March 31, 1995, the Company had state and foreign net operating loss
carryforwards of approximately $3,550,000 and $350,000, respectively.   Such
carryforwards have various expiration dates and begin to expire in the year ended March 31, 1999. For financial purposes, a valuation allowance of $183,300 has been recognized to offset the deferred tax asset related to the portion of these net operating losses which the Company believes will more likely than not expire unutilized. There was no valuation allowance required as of April 1, 1993 and March 31, 1994.

Management has evaluated the remaining temporary differences and concluded that it is more likely than not that the Company will have sufficient taxable income of an appropriate character within the carryback and carryforward period permitted by current tax law to allow for the utilization of the deductible amounts generating the deferred tax assets and, therefore, no valuation allowance is required as of April 1, 1993 and March 31, 1994 and 1995.

The Company made federal and state income tax payments of $1,335,533, $1,416,541, and $1,914,926 during fiscal 1995, 1994, and 1993, respectively.


8.  EMPLOYEE STOCK OPTIONS

A&T has granted common stock options to certain key employees under its stock option plans. All plans provide that the fair market value upon which option exercise prices are based shall be the average of the high and low sale prices of the Company's common stock as reported on the NASDAQ National Market System on the day the option is granted. Options awarded are vested at a rate of 20% annually, commencing on the date of award. Options granted under these plans provide stock appreciation rights whereby an employee may elect to relinquish up to 30% of the options being exercised and receive a cash payment in lieu of purchasing shares. The amount of the cash payment would be equal to the number of shares covered by the portion of the option relinquished multiplied by the difference between the option exercise price per share and the fair market value of a share of the Company's common stock at the time of surrender.

The changes in the number of common shares under option are summarized as follows:

                                                     1995                1994                 1993
- --------------------------------------------------------------------------------------------------
Outstanding at beginning of year                  564,946             720,177              530,882
Granted                                           134,600              67,000              257,700
Exercised                                         (59,161)           (176,482)             (11,738)
Canceled or expired                               (66,178)            (45,749)             (56,667)
- --------------------------------------------------------------------------------------------------
Outstanding at end of year                        574,207             564,946              720,177
==================================================================================================
Exercise price range per share               $ 9.07-16.63        $ 9.07-16.63        $ 7.44 -15.13
==================================================================================================
Shares reserved for stock options                 642,547             619,161              815,411
==================================================================================================

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


Options for 353,327 shares were exercisable at March 31, 1995. The average price per share of options exercised in fiscal 1995, 1994, and 1993 was $10.53, $10.51 and $9.76, respectively.

In addition, some of the subsidiaries of the Company have stock options plans which grant options to certain key employees to purchase subsidiaries' stock. The price of the options as of the date of award and subsequent valuation is based on a calculation considering book value per share and an earnings factor.


9.  OTHER EMPLOYEE BENEFIT PLANS

The Company's Savings and Investment Plan is a discretionary contribution plan as defined in the Internal Revenue Code, Section 401(a)(27). The plan covers substantially all of the Company's full-time employees. The Company's contributions are made at the discretion of the Board of Directors for any plan year. For the plan years ended December 31, 1994, 1993, and 1992, the Company matched up to 50% of a participant's contribution of up to a maximum of 8% of the participant's compensation, depending on the business unit to which the participant was assigned. The Company's matching contributions to this plan were $1,409,709, $1,243,289, and $1,154,402 for the years ended March 31, 1995,
1994, and 1993, respectively. One of the investment options available under the Company's Savings and Investment Plan is the purchase of the Company's stock. The Plan owned 40,162, 33,000, and 13,780 shares of common stock of the Company at March 31, 1995, 1994, and 1993, respectively.

The A&T Employee Stock Ownership Plan covers substantially all full-time employees. Contributions to the plan are made at the discretion of the Board of Directors for any plan year. A&T's contributions to the plan amounted to $80,900, $108,900, and $15,000 for fiscal 1995, 1994, and 1993, respectively.
The plan owned 457,990, 484,667, and 520,926 shares of common stock of the Company at March 31, 1995, 1994, and 1993, respectively.

A&T's liability to employees for deferred compensation of $2,139,274 and $1,750,011 as of March 31, 1995 and 1994, respectively, is included in other long-term liabilities on the accompanying consolidated balance sheets.

ASA maintains a defined contribution employee stock ownership and profit-sharing plan for substantially all of ASA's full-time employees. The annual contribution to the plan is equal to a percentage of the eligible compensation of all participants. The percentage is determined annually by the ASA Board of Directors. The contributions to the plan were $73,293 and $131,855 for fiscal 1994 and 1993, respectively. There were no contributions to the Plan in fiscal 1995. The Plan owned 27,189 shares of common stock of the Company at March 31, 1995, 1994, and 1993.


10.  ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                   1995                   1994
- ------------------------------------------------------------------------------
Accrued vacation                            $ 3,692,240            $ 3,440,118
Payroll taxes payable                           480,920                441,965
Accrued compensation                          2,598,879              2,119,782
Accrued benefits                              1,395,547                824,349
Other                                           539,885                354,467
- ------------------------------------------------------------------------------
                                            $ 8,707,471            $ 7,180,681
==============================================================================


11.  COMMITMENTS AND CONTINGENCIES

The Company occupies certain office facilities and uses certain equipment under lease agreements with terms that range from two to six years. Many of the leases have renewal options with similar terms. All of these agreements are accounted for as operating leases. Minimum lease payments for which the Company is obligated are as follows (the amounts are net of certain maintenance expenses, insurance, and taxes):

Years Ending March 31:
- ------------------------------------------------------------------------------
1996                                                               $ 4,641,334
1997                                                                 3,117,560
1998                                                                 2,180,638
1999                                                                   797,673
2000                                                                   213,553
- ------------------------------------------------------------------------------
Total minimum lease payments                                       $10,950,758
==============================================================================

Net lease expenses amounted to approximately $4,450,000, $3,000,000, and $3,100,000 in fiscal 1995, 1994, and 1993, respectively.

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


Under the terms of the Design Systems & Services, Inc. purchase agreement, the Company is committed to make contingent payments up to $400,000. Contingent payments are based on 15% of revenues derived from sales of a ship design software product made between the purchase date and April 30, 1999. The first quarterly payment for sales through April 30, 1995 is due in May 1995.

Under the terms of the CDI purchase agreement, the Company is committed to make two additional contingent payments of $100,000 each, to the former owners of CDI. The payments will be made in May 1995 and May 1996.

The U.S. Government has the right to audit and make retroactive adjustments under certain contracts. Audits through March 31, 1993 have been completed. In the opinion of management, adjustments, if any, resulting from audits for the years ended March 31, 1994 and 1995 will not have a material effect on the Company's consolidated financial statements.

In fiscal 1994, the Company received $600,000 under the terms of a development agreement with a state-financed corporation, Connecticut Innovations, Inc.
(CII), to assist in funding the development of GSS's On-Line Registration Systems (OLRS). Under the terms of the agreement, the Company is required to remit royalty payments of up to 5% of future revenues from its OLRS products. The duration of the royalty payments, the maximum amount of such royalties, and the rate at which the royalties will be paid are all contingent on the timing and volume of revenues derived from the on-line system products. There is no minimum amount of royalties that must be paid by the Company. In addition, GSS has negotiated agreements, each having a term of five years with various trade organizations to promote the OLRS product within certain states. Under these agreements, GSS must remit quarterly royalty payments to each trade organization based upon 1.75% of revenue generated during the quarter from OLRS transactions in each respective state. The total amount of royalty payments made in fiscal 1995 and 1994 were $17,640 and $26,208, respectively.

During fiscal 1995, the Company entered into another agreement with CII under which CII will assist in funding the development of commercial imaging
processing products and services.   Under the agreement, CII will provide to
the Company funds equal to 60% of any development expenses incurred upon satisfactory performance of established milestones, up to a maximum of $300,000. The funds received in fiscal 1995 amounted to $100,000. Under the terms of the agreement, the Company is required to remit quarterly royalty payments of up to 5% of the gross sales of imaging products and services and 25% of the aggregate amount of one-time license fees received through September 30, 1999. After September 1999, royalty payments shall be made at the greater of the amount stated above or 2% of the commercial sales of the Company's Engineering Technology Center Business Unit, until cumulative royalty payments to CII reach $300,000. Royalty payments will be deemed to be paid in full if at any time after October 1996, CII has received a 25% annual compounded rate of return on all funds advanced to the Company.

The Company has also entered into negotiations with the Connecticut Department of Economic Development to receive an amount not to exceed $1.2 million to fund interactive multimedia development. The final terms of the agreement, including royalties to be paid by the Company, are expected to be finalized in fiscal 1996.


12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following summarizes quarterly results of operations for the years ended March 31, 1995 and 1994:

Dollars in thousands except per share amounts

Quarter Ended                  June 30       September 30       December 31         March 31             Total
- --------------------------------------------------------------------------------------------------------------
1995:

 Revenue                      $ 31,404           $ 32,559          $ 32,794         $ 35,500         $ 132,257
 Operating earnings              1,276              1,347             1,426            1,569             5,618
 Net earnings                      682                632               707              752             2,773
 Earnings per share               0.28               0.26              0.28             0.30              1.12

1994:

 Revenue                      $ 31,772           $ 32,308          $ 32,622         $ 33,660         $ 130,362
 Operating earnings              1,235              1,376             1,294            1,425             5,330
 Net earnings                      564                623               660              652             2,499
 Earnings per share               0.26               0.26              0.27             0.26              1.06

ANALYSIS & TECHNOLOGY, INC. AND SUBSIDIARIES


INDEPENDENT AUDITOR'S REPORT
- -------------------------------------------------------------------------------


The Board of Directors and Shareholders
Analysis & Technology, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1995 in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in fiscal 1994 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.



KPMG Peat Marwick LLP
Hartford, Connecticut
May 5, 1995

DIRECTORS AND OFFICERS
- -------------------------------------------------------------------------------


BOARD OF DIRECTORS

ANALYSIS & TECHNOLOGY, INC.

JAMES B. FOX
Chairman of the Board,
Analysis & Technology, Inc.

GARY P. BENNETT
President and
Chief Executive Officer,
Analysis & Technology, Inc.

LARRY M. FOX
Purchasing Manager,
VTEL Corporation

NELDA S. NARDONE
Retired Secretary,
Analysis & Technology, Inc.

THURMAN F. NAYLOR
Retired Chairman and
Chief Executive Officer,
Standard Thomson Corporation

DAVID M. NOLF
Executive Vice President,
Analysis & Technology, Inc.

DENNIS G. PUNCHES
Chairman,
Payco American Corporation


OFFICERS

ANALYSIS & TECHNOLOGY, INC.

GARY P. BENNETT
President and
Chief Executive Officer

DAVID M. NOLF
Executive Vice President
Chief Financial and
Administrative Officer
Secretary

JAY W. RYERSON
Executive Vice President
Chief Operating Officer

THOMAS J. WILL, SR.
Executive Vice President

ROBERT M. GORMAN
Senior Vice President

JAMES R. LAVOIE
Senior Vice President

JOSEPH M. MARINO
Senior Vice President

RICHARD P. MITCHELL
Senior Vice President

GERALD SNYDER
Senior Vice President,
Planning

V. LEHMAN WOODS
Senior Vice President,
Contracts

DOUGLAS L. CLARK
Vice President

DANIEL R. CONWAY
Vice President

RUSSELL J. DESIMONE
Vice President

DOUGLAS P. DUNBAR
Vice President

DAVID C. GHEN
Vice President

STEPHEN E. JOHNSTON
Vice President,
Human Resources

ADELAIDE K. MAYHEW
Vice President

G. MICHAEL NIKODEM
Vice President

SUSAN C. VARNADOE
Vice President

RALPH L. VOLK, III
Vice President


SUBSIDIARY OFFICERS

APPLIED SCIENCE ASSOCIATES, INC. (ASA)

JAY W. RYERSON
President and
Chief Executive Officer (Acting)

JOHN T. MCCOY
Senior Vice President
Chief Financial Officer

JOHN G. DRUGO
Senior Vice President

ADELAIDE K. MAYHEW
Senior Vice President

DAVID M. NOLF
Secretary

PAMELA J. SEMLER
Assistant Secretary

PRISM-DAE, INC.

GARY P. BENNETT
Chairman

ADELAIDE K. MAYHEW
President

CATHERINE FREDERICK-BITTNER
Vice President

DAVID M. NOLF
Secretary

CONTINENTAL DYNAMICS, INC. (CDI)

JOSEPH Q. NESMITH
Chief Executive Officer
Treasurer

JAMES W. CRAWFORD
President

DAVID M. NOLF
Secretary

GENERAL SYSTEMS SOLUTIONS, INC. (GSS)

JAY W. RYERSON
President and
Chief Executive Officer (Acting)

ALAN E. GALLO
Senior Vice President
Chief Operating Officer

WILLIAM L. BRUMLEY
Vice President
Chief Financial Officer

JOSEPH S. BROMLEY
Vice President

ALAN J. CATTERSON
Vice President

DAVID M. NOLF
Secretary and Treasurer

INTEGRATED PERFORMANCE DECISIONS, INC. (IPD)

JAMES R. LAVOIE
President

LINDA M. EDWARDS
Vice President

ELEANOR S. HOLMES
Vice President

JAMES A. MCNITT
Vice President

DAVID M. NOLF
Secretary

ANALYSIS & TECHNOLOGY AUSTRALIA PTY LIMITED

PAUL A. FOTHERGILL
Managing Director
Secretary

A&T INTERNATIONAL CORPORATION (ATIC)

GARY P. BENNETT
President and
Chief Executive Officer

V. LEHMAN WOODS
Executive Vice President
Chief Financial Officer

ADELAIDE K. MAYHEW
Vice President

WILLIAM A. REED
Vice President

DAVID M. NOLF
Secretary


JOINT VENTURE

AUTOMATION SOFTWARE INCORPORATED (ASI)

BRYN EDWARDS
President and
Chief Executive Officer

STEPHEN E. LOGEE
Vice President

THOMAS KUNEMAN
Chief Financial Officer
Secretary

CORPORATE INFORMATION


TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company
Hartford, Connecticut
1-800-288-9541

AUDITORS
KPMG Peat Marwick, Hartford, Connecticut

COUNSEL
Cummings & Lockwood, Hartford, Connecticut

FORM 10-K
Copies of the Company's fiscal 1995 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to:

    Elaine G. Beckwith
    Corporate Communications Manager
    Analysis & Technology, Inc.
    P.O. Box 220
    North Stonington, CT  06359-0220

ANNUAL MEETING
Analysis & Technology, Inc.'s annual meeting of shareholders will be held on Tuesday, August 8, 1995 at 10:00 a.m. at The Mystic Hilton, Coogan Boulevard, Mystic, Connecticut.

MARKET AND DIVIDEND INFORMATION
Analysis & Technology, Inc.'s common stock is currently traded on the NASDAQ Stock Market under the symbol AATI. The high and low sale prices of the Company's common stock from April 1, 1993 through March 31, 1995 by quarter have been as follows:

                    Quarter Ended               High                 Low
- ---------------------------------------------------------------------------
1993:               June 30                     14.25                10.00
                    September 30                15.75                13.625
                    December 31                 19.50                15.50
1994:               March 31                    18.75                14.50
                    June 30                     15.75                14.50
                    September 30                15.75                13.75
                    December 31                 15.75                14.50
1995:               March 31                    16.50                12.50

The Company declared an annual dividend of $.26 per share, payable on April 21, 1995 to shareholders of record on March 31, 1995. The annual dividend for the fiscal year ended March 31, 1994 was $.24 per share.

On May 25, 1995, there were approximately 342 shareholders of record and 2,376,865 shares of common stock outstanding.


OFFICE LOCATIONS

ANALYSIS & TECHNOLOGY, INC. CORPORATE OFFICE
Route 2
P.O. Box 220
North Stonington, CT  06359-0220
(203) 599-3910

CALIFORNIA
A&T Monterey
A&T San Diego
GSS Sacramento

CONNECTICUT
A&T North Stonington
ATIC North Stonington
IPD North Stonington
A&T New London
Fleet Support Center
  (FSC) New London
GSS Groton
Engineering Technology
  Center (ETC) Mystic

FLORIDA
A&T Orlando
A&T Panama City
GSS Panama City

MARYLAND
A&T Burtonsville
ETC/Proteus Engineering
ASA Landover

MICHIGAN
ASI Farmington Hills

MISSISSIPPI
A&T Bay St. Louis

NEW JERSEY
A&T Mt. Laurel

NEW YORK
A&T Bohemia
GSS Albany

OKLAHOMA
ASA Oklahoma City

PENNSYLVANIA
ASA Butler
IPD Butler

RHODE ISLAND
A&T Newport
IPD Newport
ASI North Kingstown

SOUTH CAROLINA
FSC North Charleston

VIRGINIA
A&T Arlington
IPD Arlington
ETC Arlington
A&T Chesapeake
FSC Chesapeake
A&T Dahlgren
A&T Herndon
A&T Norfolk
A&T Virginia Beach
ASA McLean
Prism-Dae, Inc. McLean

WASHINGTON
A&T Silverdale
A&T Oak Harbor

AUSTRALIA
A&T Fyshwick

CANADA
IPD Victoria


Analysis & Technology, Inc. is an Affirmative Action and Equal Opportunity Employer.


DESIGN: Cole Design Group  ILLUSTRATION: Nikolai Punin