Form 10-K, Exhibit 13
period 1996-03-31
ANALYSIS & TECHNOLOGY INC
filed 1996-06-26
CIK 310876

DIRECTORS AND OFFICERS


[INSERT GRAPHIC HERE]



Left to right: David M. Nolf, Thurman F. Naylor, Gary P. Bennett, James B. Fox, Nelda S. Nardone, Dennis G. Punches, Larry M. Fox


Board of Directors

ANALYSIS & TECHNOLOGY, INC.

JAMES B. FOX
Chairman of the Board,
Analysis & Technology, Inc.
Retired President,
Mobil Oil Credit Corporation

GARY P. BENNETT
President and Chief Executive Officer,
Analysis & Technology, Inc.

LARRY M. FOX
Applications Integration Group, Operations Manager,
VTEL Corporation

NELDA S. NARDONE
Retired Secretary,
Analysis & Technology, Inc.

THURMAN F. NAYLOR
Retired Chairman and
Chief Executive Officer,
Standard Thomson Corporation

DAVID M. NOLF
Executive Vice President,
Analysis & Technology, Inc.

DENNIS G. PUNCHES
Chairman,
Payco American Corporation

Officers
ANALYSIS & TECHNOLOGY, INC.

GARY P. BENNETT
President and
Chief Executive Officer

DAVID M. NOLF
Executive Vice President,
Chief Financial and
Administrative Officer,
Secretary

JAY W. RYERSON
Executive Vice President,
Chief Operating Officer

ROBERT M. GORMAN
Senior Vice President

JAMES R. LAVOIE
Senior Vice President

JOSEPH M. MARINO
Senior Vice President

RICHARD P. MITCHELL
Senior Vice President

GERALD SNYDER
Senior Vice President, Planning

V. LEHMAN WOODS
Senior Vice President, Contracts

DOUGLAS L. CLARK
Vice President

MARK A. CLIFTON
Vice President

KATHRYN M. CONLON
Vice President

DANIEL R. CONWAY
Vice President

RUSSELL J. DESIMONE
Vice President

DAVID C. GHEN
Vice President

STEPHEN E. JOHNSTON
Vice President, Human Resources

ADELAIDE K. MAYHEW
Vice President

G. MICHAEL NIKODEM
Vice President

SCOTT A. PRICE
Vice President

ROBERT F. URSO
Vice President

SUSAN C. VARNADOE
Vice President

RALPH L. VOLK, III
Vice President

NANCY S. HOBERT
Assistant Secretary

Subsidiary Officers

APPLIED SCIENCE ASSOCIATES, INC. (ASA)

JOSEPH M. MARINO
President and Chief Executive Officer (Acting)

JOHN T. MCCOY
Senior Vice President,
Chief Financial Officer

JOHN G. DRUGO
Senior Vice President

DAVID M. NOLF
Secretary

PAMELA J. SEMLER
Assistant Secretary

INTEGRATED PERFORMANCE
DECISIONS, INC. (IPD)

JAMES R. LAVOIE
President

LINDA M. EDWARDS
Vice President

ELEANOR S. HOLMES
Vice President

DENNIS J. KELLY, JR.
Vice President

JAMES A. MCNITT
Vice President

DAVID M. NOLF
Secretary

ANALYSIS & TECHNOLOGY AUSTRALIA PTY LIMITED

PAUL A. FOTHERGILL
Managing Director
Secretary

A & T INTERNATIONAL
CORPORATION (ATIC)

GARY P. BENNETT
President and
Chief Executive Officer

V. LEHMAN WOODS
Executive Vice President,
Chief Financial Officer

ADELAIDE K. MAYHEW
Vice President

WILLIAM A. REED
Vice President

DAVID M. NOLF
Secretary

Joint Venture

AUTOMATION SOFTWARE
INCORPORATED (ASI)

BRYN EDWARDS
President and
Chief Executive Officer

STEPHEN E. LOGEE
Vice President

THOMAS KUNEMAN
Secretary and
Chief Financial Officer

FINANCIAL INFORMATION

Selected Financial Data                                          14

Management's Discussion and Analysis                             15

Consolidated Financial Statements                                18

Notes to Consolidated Financial Statements                       22

Independent Auditor's Report                                     28

SELECTED FINANCIAL DATA: A FIVE-YEAR SUMMARY

Years Ended March 31,                                          1996           1995          1994           1993           1992
Amounts in thousands except per share and employee data
Revenue from continuing operations                          $ 122,924      $ 131,174     $ 129,359      $ 116,462      $ 107,885
Costs and expenses                                            116,670        125,222       124,000        111,966        104,752

Operating earnings from continuing operations                   6,254          5,952         5,359          4,496          3,133
Interest expense, net                                             512            542           554            434            413
Other, net                                                        338            269           433            485            354

Earnings from continuing operations
   before income taxes                                          5,404          5,141         4,372          3,577          2,366
Income taxes on earnings from
   continuing operations                                        1,816          2,171         1,856          1,585            977

Net earnings from continuing operations                     $   3,588      $   2,970     $   2,516      $   1,992      $   1,389
Discontinued operations:
Earnings (loss) from discontinued operations,
   net of income tax expense (benefit)                           (195)          (197)          (17)           (13)            51
Loss on disposal of discontinued operations,
   net of income tax benefit                                   (1,316)           ---           ---            ---            ---

Net earnings                                                $   2,077      $   2,773     $   2,499      $   1,979      $   1,440

Earnings (loss) per common and common
   equivalent share
Continuing operations                                       $    1.44      $    1.20     $    1.07      $    0.92      $    0.64
Discontinued operations                                         (0.61)         (0.08)        (0.01)         (0.01)          0.03

Net earnings                                                $    0.83      $    1.12     $    1.06      $    0.91      $    0.67

Weighted average shares and
   common equivalent shares outstanding                         2,494          2,469         2,367          2,173          2,163
Dividends per share                                         $    0.27      $    0.26     $    0.24      $    0.22      $    0.20

Working capital                                             $  19,789      $  15,610     $  12,676      $  10,290      $  12,085
Contract receivables                                        $  24,250      $  27,322     $  24,174      $  23,574      $  19,535
Total assets                                                $  56,437      $  61,003     $  54,438      $  51,793      $  49,102
Long-term debt (including current
   installments)                                            $   3,081      $   7,242     $   4,631      $   4,653      $   4,617
Shareholders' equity                                        $  39,279      $  37,174     $  34,442      $  30,890      $  29,353
Book value per common share                                 $   16.10      $   15.68     $   14.87      $   14.34      $   13.65
Number of full-time employees                                   1,373          1,535         1,556          1,558          1,477


Analysis & Technology, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table shows the relationship of selected income statement items to revenue and presents earnings per share for the last three years:

Years Ended March 31,                              1996       1995       1994
- --------------------------------------------------------------------------------
Percentage of revenue:

Revenue from continuing
   operations                                      100.0%     100.0%     100.0%
Costs and expenses                                  94.9       95.5       95.9
Operating earnings from
   continuing operations                             5.1        4.5        4.1
Earnings from continuing
   operations before
   income taxes                                      4.4        3.9        3.4
Income taxes on earnings from
   continuing operations                             1.5        1.7        1.4
Net earnings from
   continuing operations                             2.9        2.3        1.9
Discontinued operations:
   Loss from discontinued
     operations, net of income
     tax benefit                                    (0.2)      (0.2)        --
   Loss on disposal
     of discontinued operations,
     net of income tax benefit                      (1.1)        --         --
Net earnings                                         1.7%       2.1%       1.9%
Earnings (loss) per common
   and common equivalent
   share:
     Continuing operations                        $ 1.44     $ 1.20     $ 1.07
     Discontinued operations                       (0.61)     (0.08)     (0.01)
- --------------------------------------------------------------------------------
     Net earnings                                 $ 0.83     $ 1.12     $ 1.06
================================================================================

FISCAL 1996 COMPARED WITH FISCAL 1995

The major factors in the comparison of fiscal 1996 with fiscal 1995 are as follows:


- -    Revenue from continuing operations decreased 6.3%.

- -    Operating earnings from continuing operations increased 5.1%.

- -    Operating earnings from continuing operations as a percentage of revenue
     (operating margins) increased to 5.1% in fiscal 1996 from 4.5% in the prior year.

- -    Net earnings from continuing operations were affected positively by R&D tax credits and increased 20.8%.

- -    The Company sold the commercial business of its Groton, Connecticut-based subsidiary, General Systems Solutions, Inc. (GSS), resulting in a $1.3 million after tax loss.

- -    Net earnings were adversely affected by the loss on the sale of GSS and decreased 25.1%.

- -    Earnings per common and common equivalent share were $0.83, a 25.9%
     decrease.

- -    Earnings per common and common equivalent share from continuing operations, not including R&D tax credits, were $1.28, a 6.7% increase from the prior year.

Revenue from continuing operations decreased 6.3% to $122.9 million from $131.2 million in fiscal 1995. Revenue for the Company's core defense operations was down 8.2% from the prior year. Although contractual backlog at year end was up 14.2% to $458.8 million, uncertainty in Navy program funding priorities and budget reductions in submarine torpedo programs slowed the flow of funds to Company contracts, which adversely affected revenue. Funded backlog at year end was $29.1 million, down 13.5% from the prior year. In addition, the year-to-year revenue comparison was adversely affected by work for NAVAIR performed by a Company subsidiary in fiscal 1995, some of which did not continue in fiscal 1996. The decrease in revenue in fiscal 1996 is also attributable to a decrease in non-labor related revenue. Non-labor related revenue generated by purchased components, computer usage, travel and work subcontracted to other companies totaled $25.9 million in fiscal 1996, a $4.9 million dollar decrease as compared with fiscal 1995. Non-labor related revenue decreased due to reduced purchases of components by the Company under a contract to provide minesweeping equipment to the U.S. Navy and due to reduced funding by the U.S. Navy for projects that would have been subcontracted by the Company to others. Non-defense revenue in fiscal 1996 was about level with the prior year at 15% of total revenue. Of this, commercial revenue was up 10% to $12.0 million. The commercial revenue increase was primarily due to an increase in training work for telecommunications companies.

During fiscal 1996, total contractual backlog varied between $405.7 million and $462.2 million. During the year, $6.3 million of backlog expired without being funded, while in fiscal 1995, $10.7 million of backlog expired without being funded. The backlog used during fiscal 1996, plus the unfunded backlog that expired, was more than offset by newly awarded contracts. As noted above, backlog as of March 31, 1996 was $458.8 million, a 14.2% increase from $401.6 million a year ago. Government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company's work. The extent to which the Company's backlog will be funded in the future cannot be determined.

Operating earnings from continuing operations increased 5.1% to $6.3 million from $6.0 million in fiscal 1995. Operating margins from continuing operations were 5.1% in fiscal 1996 compared with 4.5% in fiscal 1995. The increase in operating margins was due to higher fees earned on the Company's defense-related work, as well as in its commercial interactive multimedia operations, including higher than anticipated earnings on fixed price contracts.

Total other expenses as a percentage of revenue increased to 0.7% in fiscal 1996 compared with 0.6% in fiscal 1995. Interest expense increased because of higher interest rates and increased borrowing under the Company's revolving credit agreement to fund investment in GSS software product development. This increase was offset by interest income earned from investment of the GSS sale proceeds (the sale of GSS is discussed below). Equity in income from the Company's joint venture, Automation Software Incorporated (ASI), was $346 thousand, a 7.7% increase from the prior year. Other net expense increased to 0.6% of revenue in fiscal 1996 from 0.4% in fiscal 1995, primarily due to an increase in amortization expense associated with the Company's past acquisitions.


                                    Analysis & Technology, Inc. and Subsidiaries

Earnings from continuing operations before income taxes increased 5.1% to $5.4 million from $5.1 million in fiscal 1995. The Company's effective tax rate on earnings from continuing operations was 33.6% in fiscal 1996 compared with 42.2% in fiscal 1995. The lower effective tax rate for fiscal 1996 was primarily due to accrual of federal and state research and development (R&D) tax credits totaling $400 thousand. During the second quarter of fiscal 1996, the Company analyzed research expenditures incurred in prior years by the Company and its subsidiaries. As a result of this analysis, the Company determined it was entitled to certain federal and state R&D tax credits.

Net earnings from continuing operations increased 20.8% to $3.6 million from $3.0 million in fiscal 1995. Net earnings from continuing operations were affected positively by the R&D tax credits discussed above. Earnings per share from continuing operations were $1.44 in fiscal 1996 compared with $1.20 in fiscal 1995. Without R&D tax credits, earnings per share from continuing operations in fiscal 1996 were $1.28, a 6.7% increase from fiscal 1995.

On October 31, 1995, the Company sold the commercial business of its GSS subsidiary to GE Capital Corporation for $9.25 million in cash. The level of future capital investment necessary to realize GSS's potential, in comparison to A&T's net worth, was an important factor in the Company's decision to sell. Of the $9.25 million purchase price, approximately $8.0 million was paid to A&T. The balance was paid to minority shareholders. GSS's Navy business was transferred to the Company prior to the sale, and its commercial business was reclassified retroactively as a discontinued operation. The Company accrued a $1.3 million after tax loss ($0.53 per share) associated with the sale during the second quarter of fiscal 1996.

The operating results of GSS's commercial business for the current and prior year periods have been reported separately as discontinued operations in the Consolidated Statements of Earnings. The after tax loss from discontinued operations, excluding the loss associated with the sale, totaled $195 thousand or $0.08 per share for fiscal 1996, as compared with $197 thousand or $0.08 per share for fiscal 1995.

Net earnings per share after deducting the loss from discontinued operations and the loss on the disposal of discontinued operations were $0.83 in fiscal 1996 compared with $1.12 in fiscal 1995. The weighted average number of common and common equivalent shares outstanding remained relatively constant at approximately 2.5 million shares.

FISCAL 1995 COMPARED WITH FISCAL 1994

Revenue from continuing operations increased 1.4% to $131.2 million from $129.4 million in fiscal 1994. Revenue for the Company's core defense operations was about level with that of the prior year. Non-labor related revenue generated by purchased components, computer usage, travel, and work subcontracted to other companies totaled $30.8 million in fiscal 1995, a $1.2 million decrease as compared with fiscal 1994. The decrease in non-labor revenue was primarily due to reduced purchases of components by GSS under its contracts to provide minesweeping equipment to the U.S. Navy.

During fiscal 1995, total contractual backlog varied between $357.0 million and $418.9 million. During the year, $10.7 million of backlog expired without being funded, while in fiscal 1994, $5.3 million of backlog expired without being funded. Backlog as of March 31, 1995 was $401.6 million, a 7.7% increase from $372.8 million in fiscal 1994.

Operating earnings from continuing operations increased 11.1% to $6.0 million from $5.4 million in fiscal 1994. Operating margins from continuing operations were 4.5% in fiscal 1995 compared with 4.1% in fiscal 1994. During fiscal 1995, the Company bid and earned higher fees in its defense operations due, in part, to higher fees bid and earned in the Company's field services operations. Contract overruns on work for NAVAIR performed by a Company subsidiary were partly offset by higher than budgeted earnings on certain of the Company's firm fixed price contracts.

Total other expenses as a percentage of revenue decreased to 0.6% in fiscal 1995 compared with 0.8% in fiscal 1994. Interest expense, net of interest income, as a percentage of revenue remained constant at 0.4% in fiscal 1995 and fiscal 1994. Equity in income from the Company's joint venture, ASI, increased to $321 thousand in fiscal 1995 from $171 thousand in fiscal 1994, due, in part, to a key person insurance payment resulting from the death of ASI's president. The effect of this payment, net of expenses, on the Company's earnings was $115 thousand. Other net expense, primarily amortization expense associated with the Company's past acquisitions, was about level in fiscal 1995 and fiscal 1994.

Earnings from continuing operations before income taxes increased 17.6% to $5.1 million in fiscal 1995 compared with $4.4 million in fiscal 1994. The Company's effective tax rate decreased to 42.2% in fiscal 1995 from 42.5% in fiscal 1994. The lower effective tax rate was due, in part, to higher earnings by ASI which are reported on an after-tax basis and are not included in the Company's taxable income.

Net earnings from continuing operations increased 18.1% to $3.0 million from $2.5 million in fiscal 1994. The loss from discontinued operations increased to $197 thousand in fiscal 1995 from $17 thousand in fiscal 1994. Earnings per share increased 5.7% to $1.12 from $1.06 in fiscal 1994. The weighted average number of common shares and common equivalent shares outstanding increased 4.3% to 2.47 million in fiscal 1995. The increase in the number of common shares and common equivalent shares outstanding was principally due to exercises of stock options.


Analysis & Technology, Inc. and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 1996, net cash provided by operating activities totaled $3.1 million. Cash generated by continuing operations totaled $6.5 million. A $3.1 million decrease in contract receivables contributed to the cash generated. Contract receivables totaled $24.2 million, $27.3 million, and $24.2 million as of March 31, 1996, 1995, and 1994 and represented approximately 43%, 45%, and 44% of total assets as of those dates. The average period for payment to the Company was 71 days at March 31, 1996; 71 days at March 31, 1995; and 66 days at March 31, 1994. Discontinued operations used $3.3 million of cash due, in part, to operating losses and, in part, to the loss on the sale of GSS.

For fiscal 1996, net cash provided by investing activities totaled $4.6 million. The sale of GSS provided approximately $8.0 million of cash. Uses of cash included purchase of computer software, hardware and other equipment, as well as software development costs for GSS commercial products.

Net cash used in financing activities for fiscal 1996 totaled $4.1 million. This was primarily for repaying borrowings under the Company's line of credit and revolving credit agreements. In conjunction with the sale of GSS, a $1.5 million line of credit was terminated and was replaced by a $1.5 million increase in the amount available under the Company's revolving credit agreement. The total funds available to the Company under its revolving credit agreement at March 31, 1996 were $20.0 million. There was no borrowing under the Company's agreement as of March 31, 1996. Borrowings under these agreements were $3.5 million at March 31, 1995 and $1.2 million at March 31, 1994.

On March 25, 1996, the Company's Board of Directors announced that it had authorized the repurchase of up to 200 thousand common shares over a one year period, or about 8% of the approximately 2.5 million common shares currently outstanding. The stock will be purchased in amounts and at times and prices to be determined by management. The repurchase will provide shares which can be used for Company employee benefit plans or for future acquisitions. Through April 30, 1996, the Company had repurchased 115 thousand shares under this repurchase program at current market prices on the date of purchase. Any future capital needs, including capital for the stock repurchase or for acquisitions, which are not satisfied by cash generated from operations, will be met with money borrowed by the Company under its revolving credit agreement.

The Company's working capital (excluding deferred taxes) was $21.0 million at March 31, 1996 compared with $16.7 million at March 31, 1995. The Company's current ratio was 2.7:1 at March 31, 1996 and 2.1:1 at March 31, 1995.

It is anticipated that the Company's existing cash, together with funds generated from operations and borrowing under its revolving credit agreements, will be sufficient to meet its normal working capital requirements for the foreseeable future. As of March 31, 1996, the Company does not have any major capital commitments.

This report contains forward-looking statements which are subject to a number of risks and uncertainties. Actual results could differ materially from those in the forward-looking statements. The factors that could cause actual results to differ materially include the following: general economic conditions, changes in Navy program funding priorities, budget reductions in defense programs, delays in the development and acceptance of new commercial products and pricing pressures from competitors and/or customers.

The Company believes that inflation has not had a material effect on its business.


                                    Analysis & Technology, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

As of March 31,                                                              1996          1995
- --------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                             $ 4,179,499   $   502,372
   Contract receivables (note 4)                                          24,249,824    27,322,376
   Notes and other receivables                                             1,259,500     1,142,191
   Prepaid expenses                                                        1,542,891       943,309
- --------------------------------------------------------------------------------------------------
     Total current assets                                                 31,231,714    29,910,248
- --------------------------------------------------------------------------------------------------
Property, buildings, and equipment, net (notes 5 and 6)                   14,132,108    15,335,864
- --------------------------------------------------------------------------------------------------
Other assets (note 5):
   Goodwill, net of accumulated amortization                               6,547,854     6,783,335
   Product development costs, net of accumulated amortization                361,744       200,603
   Deferred Compensation Plan investments (note 9)                         2,601,020     2,139,274
   Investment in joint venture                                             1,301,103       955,262
   Deposits and other                                                        261,565       561,341
   Net non-current assets of discontinued operations (note 3)                     --     5,117,501
- --------------------------------------------------------------------------------------------------
                                                                          11,073,286    15,757,316
- --------------------------------------------------------------------------------------------------
     Total assets                                                        $56,437,108   $61,003,428
==================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current installments of long-term debt (note 6)                       $   179,906   $   309,258
   Accounts payable                                                        1,779,481     3,702,478
   Accrued expenses (note 10)                                              7,648,023     8,540,497
   Dividends payable                                                         658,881       616,153
   Deferred income taxes (note 7)                                          1,176,288     1,062,900
   Net current liabilities of discontinued operations (note 3)                    --        69,005
- --------------------------------------------------------------------------------------------------
     Total current liabilities                                            11,442,579    14,300,291


Long-term debt, excluding current installments (note 6)                    2,900,787     6,933,174
Deferred income taxes (note 7)                                               113,571       193,591
Other long-term liabilities (note 9)                                       2,700,782     2,402,679
- --------------------------------------------------------------------------------------------------
     Total liabilities                                                    17,157,719    23,829,735
- --------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 4, 9, and 11)
Shareholders' equity (notes 8 and 9):
   Common stock, $.125 stated value. Authorized 7,500,000
     shares; issued and outstanding 2,440,303 shares in 1996
     and 2,371,399 shares in 1995                                            305,038       296,425
   Additional paid-in capital                                              9,964,210     9,285,867
   Retained earnings                                                      29,010,141    27,591,401
- --------------------------------------------------------------------------------------------------
     Total shareholders' equity                                           39,279,389    37,173,693
- --------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                          $56,437,108   $61,003,428
==================================================================================================

See accompanying notes to consolidated financial statements.


Analysis & Technology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS


Years ended March 31,                                                    1996            1995            1994
- -------------------------------------------------------------------------------------------------------------
Revenue from continuing operations                               $122,923,875    $131,173,804    $129,359,173
Costs and expenses                                                116,669,930     125,222,189     124,000,434
- -------------------------------------------------------------------------------------------------------------
       Operating earnings from continuing operations                6,253,945       5,951,615       5,358,739
- -------------------------------------------------------------------------------------------------------------
Other expense (income):
   Interest expense (note 6)                                          640,660         564,862         607,373
   Interest income                                                   (129,105)        (22,980)        (53,625)
   Equity in income of joint venture                                 (345,842)       (321,252)       (171,433)
   Other, net                                                         684,309         589,762         604,579
- -------------------------------------------------------------------------------------------------------------
                                                                      850,022         810,392         986,894
- -------------------------------------------------------------------------------------------------------------
       Earnings from continuing operations before income taxes      5,403,923       5,141,223       4,371,845
Income taxes on earnings from continuing operations  (note 7)       1,815,542       2,171,031       1,856,299
- -------------------------------------------------------------------------------------------------------------
       Net earnings from continuing operations                   $  3,588,381    $  2,970,192    $  2,515,546
- -------------------------------------------------------------------------------------------------------------
Discontinued operations (note 3):
   Loss from discontinued operations, net of income
     tax benefit of $135,321, $136,932 and $11,791 in 1996,          (194,730)       (197,048)        (16,968)
     1995 and 1994, respectively
   Loss on disposal of discontinued operations,
     net of income tax benefit of $1,392,730                       (1,316,030)             --              --
- -------------------------------------------------------------------------------------------------------------
       Net earnings                                              $  2,077,621    $  2,773,144    $  2,498,578
=============================================================================================================
Earnings (loss) per common and common equivalent share
   Continuing operations                                         $       1.44    $       1.20    $       1.07
   Discontinued operations                                              (0.61)          (0.08)          (0.01)
- -------------------------------------------------------------------------------------------------------------
       Net earnings                                              $       0.83    $       1.12    $       1.06
=============================================================================================================
Weighted average shares and common equivalent shares
   outstanding (notes 2 and 8)                                      2,493,751       2,469,148       2,366,470
=============================================================================================================

See accompanying notes to consolidated financial statements


                                    Analysis & Technology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                    Common stock
                                              -----------------------      Additional                              Total
                                                               Stated         paid-in         Retained     shareholders'
Years ended March 31, 1996, 1995, and 1994       Shares         value         capital         earnings            equity
- ------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1993                    2,154,066      $269,259      $7,128,765      $23,491,888       $30,889,912
Proceeds from sale of common stock              161,554        20,194       1,589,243               --         1,609,437
Net earnings                                         --            --              --        2,498,578         2,498,578
Cash dividends declared - $.24 per share             --            --              --         (556,056)         (556,056)
- ------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1994                    2,315,620       289,453       8,718,008       25,434,410        34,441,871
Proceeds from sale of common stock               55,779         6,972         567,859               --           574,831
Net earnings                                         --            --              --        2,773,144         2,773,144
Cash dividends declared - $.26 per share             --            --              --         (616,153)         (616,153)
- ------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1995                    2,371,399       296,425       9,285,867       27,591,401        37,173,693
Proceeds from sale of common stock               68,904         8,613         678,343               --           686,956
Net earnings                                         --            --              --        2,077,621         2,077,621
Cash dividends declared - $.27 per share             --            --              --         (658,881)         (658,881)
- ------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1996                    2,440,303      $305,038      $9,964,210      $29,010,141       $39,279,389
========================================================================================================================

See accompanying notes to consolidated financial statements.


Analysis & Technology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended March 31,                                                                1996            1995            1994
- -------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:

   Net earnings                                                               $ 2,077,621     $ 2,773,144     $ 2,498,578
   Adjustments to reconcile net earnings to net cash
     provided by continuing operations:
       Loss associated with discontinued operations                             1,510,760         197,048          16,968
       Equity in income of joint venture                                         (345,841)       (321,252)       (171,433)
       Depreciation and amortization of property, buildings, and equipment      2,670,248       2,262,468       2,834,530
       Amortization of goodwill                                                   452,840         429,727         320,184
       Amortization of product development costs                                  116,142          69,322              --
       Provision for deferred income taxes                                         33,368        (524,164)       (590,976)
       Loss on sale of equipment                                                  275,958          78,970          70,174
       Decrease (increase) in:
         Contract receivables                                                   3,072,552      (3,122,957)     (1,124,278)
         Notes and other receivables                                             (117,309)       (775,111)         41,111
         Prepaid expenses                                                        (599,582)       (103,821)        (51,246)
         Other assets                                                            (161,970)       (252,669)       (201,122)
       Increase (decrease) in:
         Accounts payable and accrued expenses                                 (2,815,471)      1,903,696         395,164
         Other long-term liabilities                                              298,103         268,229         351,984
- -------------------------------------------------------------------------------------------------------------------------
         Net cash provided by continuing operations                             6,467,419       2,882,630       4,389,638
         Net cash provided by (used for) discontinued operations               (3,344,693)      1,860,751       1,501,903
- -------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                              3,122,726       4,743,381       5,891,541
- -------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:

   Proceeds from sale of discontinued operations                                8,006,989              --              --
   Additions to property, buildings, and equipment                             (1,748,387)     (2,258,138)     (2,776,097)
   Product development costs - continuing operations                             (277,283)       (220,414)             --
   Product development costs - discontinued operations                         (1,124,560)     (3,585,585)     (2,895,290)
   Proceeds from the sale of equipment                                              5,937           6,563          85,872
   Acquisition of business units (net of cash acquired)                          (217,359)       (987,222)       (405,024)
- -------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) investing activities                   4,645,337      (7,044,796)     (5,990,539)
- -------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

   Net repayments of short-term borrowings                                             --        (555,000)       (600,811)
   Proceeds provided by long-term borrowings                                           --       2,895,000         345,698
   Repayments of long-term borrowings                                          (4,161,739)       (283,681)       (367,042)
   Proceeds from sale of common stock                                             686,956         574,831       1,609,437
   Dividends paid                                                                (616,153)       (556,056)       (473,587)
- -------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used for) financing activities                  (4,090,936)      2,075,094         513,695
- -------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents                             3,677,127        (226,321)        414,697
   Cash and cash equivalents:
     Beginning of year                                                            502,372         728,693         313,996
- -------------------------------------------------------------------------------------------------------------------------
     End of year                                                              $ 4,179,499     $   502,372     $   728,693
=========================================================================================================================

See accompanying notes to consolidated financial statements.


                                    Analysis & Technology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[1]   DESCRIPTION OF BUSINESS AND ACQUISITIONS

Analysis & Technology, Inc. (A&T) initially provided tactical analysis to the Office of Naval Research and sonar analysis to the Naval Underwater Systems Center, now known as the Naval Undersea Warfare Center. During the past 26 years, A&T and Subsidiaries (the Company) has expanded its business to provide engineering services, interactive multimedia training systems, and information technology services for the military, civil government agencies, and private industry. The Company typically performs its Department of Defense services under cost reimbursement contracts whereby the U.S. Government reimburses the Company for contracted costs and pays a fee. In fiscal 1996, 1995, and 1994, the amount of the Company's non-defense revenue was $20.2 million, $19.5 million, and $17.8 million, respectively.

The Company has during fiscal 1993, 1994, and 1995 both acquired and formed a number of business units that operate as wholly-owned subsidiaries of the Company as described below. The business acquisitions were accounted for as purchases.

In fiscal 1993, the Company purchased all the shares of Continental Dynamics, Inc. (CDI), which specializes in manpower development training, information resource management, engineering management, program management, and engineering consulting. During fiscal 1994, 1995, and 1996, the Company completed its payment obligations under the terms of the purchase agreement for CDI by making contingent payments of $100,000; $769,999; and 200,000, respectively, to the former owners of CDI.

In fiscal 1994, the Company purchased all the shares of Prism-Dae, Inc., a company with limited resources, but which holds a contract with the Federal Office of Personnel Management for services in government training and information resource management areas. In addition, in fiscal 1994 the Company formed Integrated Performance Decisions, Inc. (IPD) to develop and implement performance decision software products for Navy customers and for customers in the natural gas industry.

In fiscal 1995, the Company acquired certain assets of Design Systems & Services, Inc., a Delaware company, operating a technology-based engineering, professional service and software business. In fiscal 1995, the Company also purchased assigned contracts and related patents and trademarks of the "Raydist Line" from Teledyne Industries. Both of these acquisitions were merged into existing business units. In addition, in fiscal 1995 the Company formed a Canadian subsidiary, Numerical Decisions Group, Inc., to develop and implement software for the Canadian Navy.

[2]   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The following is a summary of significant accounting policies of the Company:

- - PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of A&T and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

- - CASH EQUIVALENTS - For financial statement purposes, the Company considers all cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

- - FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable, accrued expenses and dividends payable approximate fair value due to the short term nature of these instruments. The carrying value of notes and other receivables and long term debt approximate fair value based on the instruments' interest rate, terms, maturity date, and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments.

- - DEPRECIATION AND AMORTIZATION - Property, buildings, and equipment are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the life of the asset.

- - GOODWILL - Goodwill relating to the Company's acquisitions represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over periods ranging from two to thirty years. Determination of the straight-line period is dependent on the nature of the operations acquired. The Company evaluates the recoverability of goodwill on a periodic basis to assure that changes in facts and circumstances do not suggest that recoverability has been impaired. This analysis relies on a number of factors, including operating results, business plans, budgets, economic projections, and changes in management's strategic direction or market emphasis. The test of recoverability for goodwill is a comparison of the unamortized balance to expected cumulative (undiscounted) operating income of the acquired business or enterprise over the remaining portion of the amortization period. If the book value of goodwill exceeds undiscounted future operating income, the writedown is computed as the excess of the unamortized balance of the asset over the present value of operating income discounted at the Company's weighted average cost of capital over the remaining amortization period.

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

- - ACCOUNTING FOR INVESTMENT IN JOINT VENTURE - The Company's 50% investment in its joint venture, Automation Software Incorporated, is accounted for using the equity method of accounting.

- - ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Statement 123


Analysis & Technology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  addresses the accounting for the cost of stock-based compensation, such as stock options, and permits either expensing the cost of stock-based compensation over the vesting period or disclosing in the financial statement footnotes what this expense would have been. This cost would be measured at the grant date based upon estimated fair values, using option pricing models. The Company expects to adopt the disclosure alternative of Statement 123 in fiscal 1997.

- - INCOME TAXES - Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

- - REVENUE RECOGNITION - The revenue from contract services is earned under cost-reimbursement, time-and-material, and fixed price contracts. Revenues under such contracts, including applicable fees and estimated profits, are recorded as costs are incurred on the percentage of completion basis. If estimates indicate a probable ultimate loss on a contract, provision is made immediately for the entire amount of the estimated future loss. Profit and losses accrued include the cumulative effect of changes in prior periods' price and cost estimates.

- - EARNINGS PER SHARE - Earnings per share have been computed on the basis of the weighted average number of common and common equivalent shares outstanding during the year. Options to purchase common stock have been considered to be common stock equivalents. Fully diluted earnings per share is not presented since the dilution is not material.

- - DEFERRED COMPENSATION PLAN - The Company maintains a deferred compensation plan for certain officers, directors, and salaried employees. The plan is funded primarily through employee pretax contributions. The Company has recorded the assets and liabilities for the deferred compensation plan at the lower of cost or market in the consolidated balance sheets. The participants in the plan bear the risk of market value fluctuations of the underlying assets.

- - USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

[3]   DISCONTINUED OPERATIONS


On October 31, 1995, the Company sold the commercial business of its Groton, Connecticut-based subsidiary, General Systems Solutions, Inc. (GSS), to GE Capital Corporation for $9.25 million in cash. Of the $9.25 million purchase price, approximately $8.0 million was paid to A&T. The balance was paid to minority shareholders. GSS provided On-Line Registration Systems (OLRS) and related services to various state agencies. The OLRS enabled vehicle lease and rental companies, as well as car dealers, to register vehicles from personal computers networked to GSS. GSS's Navy business was transferred to the Company prior to the sale and its commercial business has been reclassified retroactively as a discontinued operation. The Company accrued the pretax loss of $2.7 million associated with the sale ($1,316,000 after tax or $0.53 per common share) during the second quarter of fiscal 1996.

The results of GSS's commercial business have been reported separately as discontinued operations in the Consolidated Statements of Earnings. The consolidated financial statements for the fiscal years ended March 31, 1995 and 1994 have been restated to present the GSS commercial results as discontinued operations.

The assets and liabilities of the GSS commercial business as of March 31, 1995 have been reclassified in the Consolidated Balance Sheet from their previously reported classifications and are shown as the net current liabilities and net noncurrent assets of discontinued operations. A summary of these assets and liabilities are as follows:

                                                                           1995
- -------------------------------------------------------------------------------
Current assets:
   Contract receivables                                              $  493,404
   Notes and other receivables                                            4,228
   Prepaid expenses                                                      66,014
- -------------------------------------------------------------------------------
       Total current assets                                             563,646
- -------------------------------------------------------------------------------
Non-current assets:
   Property, buildings, and equipment, net                              267,999
   Product development costs, net of
     accumulated amortization                                         8,331,046
- -------------------------------------------------------------------------------
       Total non-current assets                                       8,599,045
- -------------------------------------------------------------------------------
       Total assets                                                  $9,162,691
===============================================================================
Current liabilities:
   Accounts payable                                                  $  314,454
   Accrued expenses                                                     166,974
   Deferred income taxes                                                151,223
- -------------------------------------------------------------------------------
       Total current liabilities                                        632,651
- -------------------------------------------------------------------------------
Non-current liabilities:
   Deferred income taxes                                              3,481,544
- -------------------------------------------------------------------------------
       Total non-current liabilities                                  3,481,544
- -------------------------------------------------------------------------------
       Total liabilities                                             $4,114,195
===============================================================================
   Net current liabilities                                           $  (69,005)
===============================================================================
   Net non-current assets                                            $5,117,501
===============================================================================


                                    Analysis & Technology, Inc. and Subsidiaries

In addition, as part of the sale of GSS, the Company canceled GSS's $1,500,000 bank line of credit agreement effective October 31, 1995.

In fiscal 1994, GSS received $600,000 under the terms of a development agreement with a state-financed corporation, Connecticut Innovations, Inc. (CII), to assist in funding the development of GSS's On-Line Registration Systems (OLRS). The Company's liability for this agreement remained with GSS in conjunction with the sale. In addition, GSS had negotiated agreements, each having a term of five years with various trade organizations to promote the OLRS product within certain states. These agreements were also transferred as part of the sale of GSS.

At the time of the sale of GSS, GSS was in negotiations with the State of Connecticut to determine the amount collectible from the State for expenditures incurred under GSS's contract with the Department of Motor Vehicles to provide insurance enforcement. Pursuant to the sales agreement, the Company committed to reimburse GE Capital Corporation for half of the receivable relating to the insurance enforcement program if it becomes uncollectible, up to a maximum of $250,000. The Company has accrued for this amount in the accompanying consolidated balance sheet.

[4]   CONTRACT RECEIVABLES

Contract receivables are summarized as follows:

                                                             1996           1995
- --------------------------------------------------------------------------------
U.S. Government:
   Amounts due currently -
     prime contractor                                 $10,320,598    $15,101,053
   Amounts due currently -
     subcontractor                                      5,043,967      5,154,579
   Retainage                                            1,326,541      2,051,455
- --------------------------------------------------------------------------------
                                                       16,691,106     22,307,087
- --------------------------------------------------------------------------------
Commercial customers:
   Amounts due currently                                3,277,693      2,266,323
- --------------------------------------------------------------------------------
Unbilled contracts in process:
   Fixed-price contracts in
     progress, net of progress
     billings                                           3,064,979      2,036,906
   Revenues recorded on work
     performed pursuant to
     customer authorization but
     prior to execution of
     contractual documents or
     modifications                                      1,216,046        712,060
- --------------------------------------------------------------------------------
                                                        4,281,025      2,748,966
- --------------------------------------------------------------------------------
                                                      $24,249,824    $27,322,376
================================================================================

The Government retains a portion of the fee earned by the Company (retainage) until contract completion and final audit by the Defense Contract Audit Agency
(DCAA). It is estimated that approximately $910,522 of retainage at March 31, 1996 will be collected within one year; the remainder will be collected in later years as DCAA completes its audits.

All unbilled contract receivables, net of retainage, are expected to be billed and collected within one year.

[5]   NON-CURRENT ASSETS

A summary of property, buildings, and equipment follows:

                                Useful Life              1996               1995
- --------------------------------------------------------------------------------
Land                                     --      $    376,839      $    376,839
Buildings                          31 years        11,045,198        10,424,706
Equipment                       3 - 8 years        18,469,896        19,376,548
Leasehold
   improvements                 1 - 5 years         1,550,088         1,391,094
- --------------------------------------------------------------------------------
                                                   31,442,021        31,569,187
Less accumulated
   depreciation and
   amortization                                   (17,309,913)      (16,233,323)
- --------------------------------------------------------------------------------
                                                 $ 14,132,108      $ 15,335,864
================================================================================

Goodwill as of March 31, 1996 and 1995 was $6,547,854 and $6,783,335, net of
accumulated amortization of $2,004,218 and $1,551,378, respectively. The amount of goodwill added in fiscal 1996 and 1995 was $217,359 and $899,192, respectively. Amortization expense was $452,840 in fiscal 1996; $429,727 in fiscal 1995; and $320,184 in fiscal 1994.

Product development costs at March 31, 1996 and 1995 were $361,744 and $200,603, net of accumulated amortization of $185,464 and $69,322, respectively. The amount of product development costs capitalized was $277,283 in fiscal 1996, and $220,414 in fiscal 1995. Amortization expense was $116,142 in fiscal 1996, and $69,322 in fiscal 1995.


Analysis & Technology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[6]   LONG-TERM DEBT

Long-term debt consists of the following:

                                                            1996            1995
- --------------------------------------------------------------------------------
Revolving credit and term loan
agreement                                             $       --      $3,530,000

Mortgage payable to Fleet Bank bearing
interest at 10.75%, due in monthly
installments of principal and interest
of $15,497 through May 1, 1996 with a
balloon payment of $729,873 due on
June 1, 1996, secured by certain land
and buildings with a depreciated cost
of $3,171,174                                            740,666         839,773

Mortgage payable to Fleet Bank bearing
interest at 6.98%, due in monthly
installments of principal and interest
of $18,826 through November 1, 2002,
secured by certain land and buildings
with a depreciated cost of $2,991,862                  1,798,539       1,893,123

Mortgage payable to Chelsea Groton
Bank bearing interest at 9.25%, due in
monthly installments of principal and
interest of $4,477 through March 2004,
secured by certain land and buildings                    292,013         317,452

Small Business Administration loan
bearing interest at 8.5%, due in monthly
installments of principal and interest
of $4,923 through May 2001                               249,475         285,665

Note payable to former officer of ASA
bearing interest at 10%, due in monthly
installments of principal and interest
of $7,438                                                     --         376,419
- --------------------------------------------------------------------------------
   Total long-term debt                                3,080,693       7,242,432

Less current installments of
   long-term debt                                        179,906         309,258
- --------------------------------------------------------------------------------
   Total long-term debt, excluding
     current installments                             $2,900,787      $6,933,174
================================================================================

A&T has a $20,000,000 revolving credit and term loan agreement that expires on October 31, 1997. Amounts drawn against the line of credit may be converted into a term loan at A&T's discretion at any time prior to the expiration of the loan agreement. If converted, the term loan would be payable in 20 substantially equal quarterly installments. The alternate rates of interest for the term loan from which A&T can choose are the bank's base rate, the bank's certificate of deposit rate plus 1%, or LIBOR plus 3/4%. There is a commitment fee of 1/2% per annum on the average daily balance of the unused portion of the first $5,000,000 of the commitment and 1/4% per annum on the remaining unused portion of the commitment, payable quarterly.

The revolving credit and term loan agreement places certain restrictions on encumbering A&T assets, incurring additional debt, and disposing of any significant assets. It also requires that A&T maintain at least $10,000,000 in working capital (excluding deferred income taxes), a net worth of at least $18,000,000, a debt-to-net-worth ratio of less than 2.5 to 1.0, an interest coverage ratio of not less than two times interest paid or accrued, and a debt service ratio of not less than 1.2 to 1.0. As of March 31, 1996, A&T was in compliance with these covenants.

Under current agreements, principal payments due on long-term debt during each of the five fiscal years subsequent to March 31, 1996 are as follows: $179,906 in 1997 (excluding $729,873 balloon payment due on June 1, 1996, which the Company plans to refinance at current rates); $182,731 in 1998; $197,459 in 1999; $213,128 in 2000; and $230,609 in 2001.

The Company paid $640,660; $564,862; and $607,373 in interest on all debts in fiscal 1996, 1995, and 1994, respectively.

[7]   INCOME TAXES

Total income tax expense for the years ended March 31, 1996, 1995, and 1994 consisted of the following:

                                  Current           Deferred              Total
- --------------------------------------------------------------------------------
1996:
   Federal                    $ 1,195,813        $    35,232        $ 1,231,045
   State                          586,361             (1,864)           584,497
- --------------------------------------------------------------------------------
   Continuing
     operations                 1,782,174             33,368          1,815,542
   Discontinued
     operations                 2,104,716         (3,632,767)        (1,528,051)
- --------------------------------------------------------------------------------
   Total                      $ 3,886,890        $(3,599,399)       $   287,491
================================================================================

1995:
   Federal                    $ 1,687,995        $   103,484        $ 1,791,479
   State                        1,007,190           (627,638)           379,552
- --------------------------------------------------------------------------------
   Continuing
     operations                 2,695,185           (524,154)         2,171,031
   Discontinued
     operations                (1,630,548)         1,493,616           (136,932)
- --------------------------------------------------------------------------------
   Total                      $ 1,064,637        $   969,462        $ 2,034,099
================================================================================

1994:
   Federal                    $ 1,878,772        $  (383,880)       $ 1,494,892
   State                          568,502           (207,095)           361,407
- --------------------------------------------------------------------------------
   Continuing
     operations                 2,447,274           (590,975)         1,856,299
   Discontinued
     operations                (1,102,372)         1,090,581            (11,791)
- --------------------------------------------------------------------------------
   Total                      $ 1,344,902        $   499,606        $ 1,844,508
================================================================================

                                    Analysis & Technology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Income tax expense from continuing operations differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes as a result of the following:

                                        1996              1995              1994
- --------------------------------------------------------------------------------
Computed expected tax
  expense from
  continuing operations          $ 1,837,333       $ 1,748,016       $ 1,486,427
Increase (decrease) in
  income taxes resulting
  from:
   Amortization of goodwill          153,966           145,451           108,863
   Equity in joint venture          (117,586)         (109,226)          (58,287)
   State income taxes
     (net of valuation
     allowance and federal
     income tax benefit)             385,768           250,505           238,529
   Research and
     development credits            (400,000)               --                --

   Other (net)                       (43,939)          136,285            80,767
- --------------------------------------------------------------------------------
                                 $ 1,815,542       $ 2,171,031       $ 1,856,299
================================================================================

During the second quarter of fiscal 1996, the Company analyzed research expenditures incurred in prior years by the Company and its subsidiaries. As a result of this analysis, the Company determined it was entitled to certain federal and state research and development tax credits.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 1996 and 1995 are presented below:

                                                        1996               1995
- --------------------------------------------------------------------------------
Deferred tax assets:
  Uncollected receivables that are not
   yet deductible for tax purposes               $    11,701        $   363,782
  Compensated absences, principally
   due to accrual for financial
   reporting purposes                                844,578          1,063,684
  Deferred compensation                            1,006,708            876,323
  Net operating loss carryforwards                   275,918            358,769
  Other                                                   --            138,657
- --------------------------------------------------------------------------------
     Total gross deferred tax assets               2,138,905          2,801,215
  Less valuation allowance                           153,470            183,300
- --------------------------------------------------------------------------------
     Net deferred tax assets                       1,985,435          2,617,915
- --------------------------------------------------------------------------------
Deferred tax liabilities:
  Tax depreciation in excess
   of financial statement depreciation            (1,095,109)        (1,292,702)
  Capitalized software
   product development costs                        (127,555)           (48,422)
  Unbilled contract revenue                       (2,028,039)        (2,509,820)
  Other                                              (24,591)           (23,462)
- --------------------------------------------------------------------------------
     Total gross deferred
      tax liabilities                             (3,275,294)        (3,874,406)
- --------------------------------------------------------------------------------
     Net deferred tax liability                  $(1,289,859)       $(1,256,491)
================================================================================

At March 31, 1996 and March 31, 1995, the Company had net operating loss carryforwards of approximately $1,650,000 and $3,550,000, respectively. Such carryforwards have various expiration dates and begin to expire in the year ended March 31, 1999. For financial purposes, a valuation allowance of $153,470 and $183,300 has been recognized to offset the deferred tax asset related to the portion of these net operating losses which the Company believes will more likely than not expire unutilized.

Management has evaluated the remaining temporary differences and concluded that it is more likely than not that the Company will have sufficient taxable income of an appropriate character within the carryback and carryforward period permitted by current tax law to allow for the utilization of the deductible amounts generating the deferred tax assets and, therefore, no valuation allowance is required as of March 31, 1996 and 1995.

The Company made federal and state income tax payments of $4,357,117; $1,335,533; and $1,416,541 during fiscal 1996, 1995, and 1994, respectively.

[8]   STOCK OPTIONS

A&T has granted common stock options to certain key employees under its stock option plans. All plans provide that the fair market value upon which option exercise prices are based shall be the average of the high and low sale prices of the Company's common stock as reported on the NASDAQ National Market on the day the option is granted. Options awarded are vested at a rate of 20% annually, commencing on the date of award.

The changes in the number of common shares under option are summarized as follows:

                                     1996            1995            1994
- -------------------------------------------------------------------------
Outstanding at beginning
  of year                         574,207         564,946         720,177
Granted                           146,410         134,600          67,000
Exercised                         (70,204)        (59,161)       (176,482)
Canceled or expired               (51,200)        (66,178)        (45,749)
- -------------------------------------------------------------------------
Outstanding at end of year        599,213         574,207         564,946
=========================================================================
Price range per share of
  options exercised           $9.75-10.50     $9.07-16.63     $9.07-16.63
=========================================================================
Price range per share of
  options outstanding         $9.06-16.63     $9.06-16.63     $9.06-16.63
=========================================================================
Shares reserved for
  stock options                   669,788         642,547         619,161
=========================================================================

Options for 379,595 shares were exercisable at March 31, 1996. The average price per share of options exercised in fiscal 1996, 1995, and 1994 was $10.07; $10.53; and $10.51, respectively.


In addition, the Company can grant stock options to certain key employees totaling up to 19% of the authorized common stock of Integrated Performance Decisions, Inc. (IPD), a subsidiary of the Company, to purchase IPD's stock. The price of the options as of the date of award and subsequent valuation is based on a calculation considering book value per share and an earnings factor. Approximately 90% of the available options have been granted to date; none have been exercised.


Analysis & Technology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[9]   EMPLOYEE BENEFIT PLANS

The Company's Savings and Investment Plan is a discretionary contribution plan as defined in the Internal Revenue Code, Section 401(a)(27). The plan covers substantially all of the Company's full-time employees. The Company's contributions are made at the discretion of the Board of Directors for any plan year. For the plan years ended December 31, 1995, 1994, and 1993, the Company matched up to 50% of a participant's contribution of up to a maximum of 6% of the participant's compensation, depending on the business unit to which the participant was assigned. The Company's matching contributions to this plan were $1,039,829; $1,409,709; and $1,316,582 for the years ended March 31, 1996, 1995, and 1994 respectively. The Company's matching contributions to this plan related to GSS were $37,119; $62,232; and $49,174 for the years ended March 31, 1996, 1995, and 1994, respectively. One of the investment options available under the Company's Savings and Investment Plan is the purchase of the Company's stock. The Plan owned 72,692; 40,162; and 33,000 shares of common stock of the Company at March 31, 1996, 1995, and 1994, respectively.

The A&T Employee Stock Ownership Plan (ESOP) covers substantially all full-time employees. Contributions to the plan are made at the discretion of the Board of Directors for any plan year. A&T's contributions to the plan amounted to $100,000; $80,900; and $108,900 for fiscal 1996, 1995, and 1994, respectively.
The plan owned 423,768; 457,990; and 484,667 shares of common stock of the Company at March 31, 1996, 1995, and 1994, respectively, and all shares are allocated to the participants of the ESOP and are included in outstanding shares of common stock.

A&T's liability to employees for deferred compensation of $2,601,020 and $2,139,274 as of March 31, 1996 and 1995, respectively, is included in other long-term liabilities on the accompanying consolidated balance sheets. The corresponding invested assets are shown as deferred compensation plan investments.

Applied Science Associates, Inc. (ASA) maintained a defined contribution employee stock ownership and profit-sharing plan for substantially all of ASA's full-time employees. On October 1, 1995, ASA's defined contribution employee stock ownership and profit-sharing plan was merged into the Company's Savings and Investment plan.

[10]   ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                        1996                1995
- --------------------------------------------------------------------------------
   Accrued vacation                               $3,492,434          $3,621,970
   Accrued compensation and
     related taxes                                 2,381,537           2,995,917
   Accrued benefits                                  938,367           1,382,725
   Other                                             835,685             539,885
- --------------------------------------------------------------------------------
                                                  $7,648,023          $8,540,497
================================================================================

[11]   COMMITMENTS AND CONTINGENCIES

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

Years ending March 31:
- --------------------------------------------------------------------------------
1997                                                                 $ 4,300,823
1998                                                                   3,392,408
1999                                                                   1,607,049
2000                                                                     467,772
2001                                                                      88,200
- --------------------------------------------------------------------------------
   Total minimum lease payments                                      $ 9,856,252
================================================================================

Lease expense amounted to approximately $4,258,000; $4,450,000; and $3,000,000 in fiscal 1996, 1995, and 1994, respectively.

Under the terms of the Design Systems & Services, Inc. purchase agreement, the Company is committed to make contingent payments up to $400,000 to the former owner of the company. Contingent payments are based on 15% of revenues derived from sales of a ship design software product made between the purchase date and April 30, 1999. The Company made contingent payments to the former owner totaling $17,680 during fiscal 1996.

The U.S. Government has the right to audit and make retroactive adjustments under certain contracts. Audits through March 31, 1994 have been completed. In the opinion of management, adjustments, if any, resulting from audits for the years ended March 31, 1995 and 1996 will not have a material effect on the Company's consolidated financial statements.

In fiscal 1995 and 1996, the Company received $200,000 under the terms of a development agreement with a state-financed corporation, Connecticut Innovations, Inc. (CII), to assist in funding the development of commercial imaging processing products and services. Under the terms of the agreement, the Company is required to remit quarterly royalty payments of up to 5% of the gross sales of imaging products and services and 25% of the aggregate amount of one-time license fees received through September 30, 1999. After September 1999, royalty payments shall be made at the greater of the amount stated above or 2% of the commercial sales of the Company's Engineering Technology Center (ETC) Business Unit, until cumulative royalty payments to CII reach $200,000. Royalty payments will be deemed to be paid in full if at any time after October 1996, CII has received a 25% annual compounded rate of return on all funds advanced to the Company.

The Company is in final negotiations with the Connecticut Department of Economic Development to receive $450,000 to fund interactive multimedia development. Under the terms of the negotiation, the Company will be required to pay royalties equal to 3% of gross sales of interactive multimedia products initiated in Connecticut. Royalty payments will be deemed to be paid in full when royalty payments are equal to a return on investment of 15% and the Company has maintained a Connecticut presence. The terms of the agreement are expected to be finalized in fiscal 1997.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                                    Analysis & Technology, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[12]   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following summarizes quarterly results of operations for the years ended March 31, 1996 and 1995:

Dollars in thousands except per share amounts

Quarter ended                                             June 30   September 30    December 31      March 31          Total
- ----------------------------------------------------------------------------------------------------------------------------
1996:
   Revenue from continuing operations                    $ 31,335       $ 31,120       $ 29,353       $31,116      $ 122,924
   Operating earnings from continuing operations            1,630          1,584          1,608         1,432          6,254
   Net earnings from continuing operations                    760          1,181            820           827          3,588
   Loss from discontinued operations,
     net of income tax benefit                                (46)           (96)           (53)           --           (195)
   Loss on the disposal of discontinued operations,
     net of income tax benefit                                 --         (1,316)            --            --         (1,316)
   Net earnings (loss)                                        714           (231)           767           827          2,077
   Earnings (loss) per share:
     Continuing operations                                   0.31           0.47           0.33          0.33           1.44
     Discontinued operations                                (0.02)         (0.56)         (0.02)           --          (0.61)
     Net earnings (loss)                                     0.29          (0.09)          0.31          0.33           0.83

1995:
   Revenue from continuing operations                    $ 31,058       $ 32,442       $ 32,454       $35,220      $ 131,174
   Operating earnings from continuing operations            1,390          1,518          1,532         1,512          5,952
   Net earnings from continuing operations                    749            733            770           718          2,970
   Earnings (loss) from discontinued operations,
     net of income tax benefit                                (67)          (101)           (63)           34           (197)
   Net earnings                                               682            632            707           752          2,773
   Earnings (loss) per share:
     Continuing operations                                   0.31           0.30           0.31          0.29           1.20
     Discontinued operations                                (0.03)         (0.04)         (0.03)         0.01          (0.08)
     Net earnings                                            0.28           0.26           0.28          0.30           1.12


INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders

Analysis & Technology, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996 in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Hartford, Connecticut
May 3, 1996

Analysis & Technology, Inc. and Subsidiaries

CORPORATE INFORMATION


TRANSFER AGENT AND REGISTRAR

Chemical Mellon Shareholder Services
111 Founders Plaza, 11th Floor
East Hartford, Connecticut  06108-3212
1-800-288-9541

AUDITORS

KPMG Peat Marwick LLP, Hartford, Connecticut

COUNSEL

Cummings & Lockwood, Hartford, Connecticut

FORM 10-K

Copies of the Company's fiscal 1996 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to:

   Elaine G. Beckwith
   Corporate Communications Manager
   Analysis & Technology, Inc.
   Route 2, P.O. Box 220
   North Stonington, CT  06359-0220

   E-mail address:  ebeckwith@cc.atinc.com

ANNUAL MEETING

Analysis & Technology, Inc.'s annual meeting of shareholders will be held on Tuesday, August 13, 1996 at 10:00 a.m. at The Mystic Hilton, 20 Coogan Boulevard, Mystic, Connecticut.

MARKET AND DIVIDEND INFORMATION

Analysis & Technology, Inc.'s common stock is currently traded on the NASDAQ National Market under the symbol AATI. The high and low sale prices of the Company's common stock from April 1, 1994 through March 31, 1996 by quarter have been as follows:

         QUARTER ENDED        HIGH       LOW
- ---------------------------------------------
1994:    June 30             15.75     14.50
         September 30        15.75     13.75
         December 31         15.75     14.50
1995:    March 31            16.50     12.50
         June 30             14.00     12.00
         September 30        15.00     13.00
         December 31         16.00     13.25
1996:    MARCH 31            14.25     12.25


The Company declared an annual dividend of $.27 per share, payable on April 19, 1996 to shareholders of record on March 29, 1996. The annual dividend for the fiscal year ended March 31, 1995 was $.26 per share.

On May 21, 1996, there were approximately 318 shareholders of record and 2,452,203 shares of common stock outstanding.

OFFICE LOCATIONS

ANALYSIS & TECHNOLOGY, INC.
CORPORATE OFFICE
Route 2, P.O. Box 220
North Stonington, CT  06359-0220
(860) 599-3910

CALIFORNIA
A&T Monterey
A&T San Diego
Integrated Performance Decisions, Inc. (IPD)
   Monterey

CONNECTICUT
A&T North Stonington
A & T International Corporation (ATIC)
   North Stonington
IPD North Stonington
A&T New London
Fleet Support Center (FSC) New London
Engineering Technology Center (ETC) Mystic

FLORIDA
A&T Orlando
A&T Panama City
Government Systems Segment (GSS)
   Panama City Beach

MARYLAND
A&T Burtonsville
ETC Proteus Engineering Stevensville

MICHIGAN
Automation Software Incorporated (ASI)
   Farmington Hills

MISSISSIPPI
A&T Bay St. Louis

NEW JERSEY
A&T Mt. Laurel

OKLAHOMA
A&T Oklahoma City

PENNSYLVANIA
Applied Science Associates, Inc. (ASA) Butler

RHODE ISLAND
A&T Newport
IPD Newport
ASI North Kingstown

SOUTH CAROLINA
FSC North Charleston

VIRGINIA
A&T Arlington
IPD Arlington
ETC Arlington
A&T Chesapeake
FSC Chesapeake
A&T Dahlgren
A&T Herndon
A&T McLean
Prism-Dae, Inc. McLean

AUSTRALIA
A&T Fyshwick

CANADA
IPD Victoria





                           Analysis & Technology, Inc. is an Affirmative Action/
                                                     Equal Opportunity Employer.

[A&T LOGO]


http://www.aati.com



Analysis & Technology, Inc.
Route 2
P.O. Box 220
North Stonington, CT 06359-0220
(860) 599-3910