Form 10-K, Exhibit 13
period 1997-03-31
ANALYSIS & TECHNOLOGY INC
filed 1997-06-24
CIK 310876

                                                                EXHIBIT 13


S E L E C T E D
        ------------------------------------------------------------------------
          FINANCIAL DATA



REVENUE
Dollars in Millions

$131.2  95
$122.9  96
$142.5  97

Amounts in millions except per share data


Year ended March 31                               1997       1996        1995
--------------------------------------------------------------------------------
Revenue from continuing operations              $142.5      $122.9      $131.2
Net earnings from continuing operations         $  3.4      $  3.2*     $  3.0
Weighted average shares outstanding               2.41        2.49        2.47
Earnings per share from continuing operations   $ 1.40      $ 1.28*     $ 1.20
Dividend                                        $  .30      $  .27      $  .26
Dividend yield                                     2.0%        2.0%        1.8%
Debt/equity ratio                                  7.0%        7.8%       19.5%
Shareholders' equity                            $ 40.0      $ 39.3      $ 37.2
Equity per common share                         $17.42      $16.10      $15.68
P/E ratio                                         10.5        10.4        12.1


*w/o R&D tax credit



EARNINGS PER SHARE
*from continuing
operations w/o
R&D tax credits

$1.20   95
$1.28*  96
$1.40   97

Analysis & Technology, Inc.'s common stock is currently traded on the NASDAQ National Market under the symbol AATI. The high and low sales prices of the Company's common stock from April 1, 1995 through March 31, 1997 by quarter have been as follows:


        QUARTER ENDED                   HIGH            LOW
-------------------------------------------------------------
1995:   June 30                         14.00           12.00
        September 30                    15.00           13.00
        December 31                     16.00           13.25
1996:   March 31                        14.25           12.25
        June 30                         15.00           12.31
        September 30                    15.00           12.63
        December 31                     15.25           13.75
1997:   MARCH 31                        15.63           13.79



EQUITY PER COMMON SHARE

$15.68  95
$16.10  96
$17.42  97

The Company declared an annual dividend of $.30 per share, payable on April 18, 1997 to shareholders of record on March 31, 1997. The annual dividend for the fiscal year ended March 31, 1996 was $.27 per share.

On May 15, 1997, there were approximately 305 shareholders of record and 2,309,157 shares of common stock outstanding.

SELECTED FINANCIAL DATA: A FIVE-YEAR SUMMARY


Years ended March 31,                             1997          1996             1995            1994            1993
---------------------------------------------------------------------------------------------------------------------
Amounts in thousands except per share
and employee data

Revenue from continuing operations            $142,547       $122,924        $131,174        $129,359        $116,462
Costs and expenses                             135,777        116,670         125,222         124,000         111,966
---------------------------------------------------------------------------------------------------------------------
Operating earnings from continuing
  operations                                     6,770          6,254           5,952           5,359           4,496
Interest expense, net                              319            512             542             554             434
Other, net                                         638            338             269             433             485
---------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                            5,813          5,404           5,141           4,372           3,577
Income taxes on earnings from
  continuing operations                          2,437          1,816           2,171           1,856           1,585
---------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations       $  3,376       $  3,588        $  2,970        $  2,516        $  1,992
---------------------------------------------------------------------------------------------------------------------
Discontinued operations:
Loss from discontinued
  operations, net of income tax
  (expense) benefit                                 --           (195)           (197)            (17)            (13)
Loss on disposal of discontinued
  operations, net of income tax benefit             --         (1,316)             --              --              --
---------------------------------------------------------------------------------------------------------------------
Net earnings                                  $  3,376       $  2,077        $  2,773        $  2,499        $  1,979
---------------------------------------------------------------------------------------------------------------------
Earnings per common and
  common equivalent share
Continuing operations                         $   1.40       $   1.44        $   1.20        $   1.07        $   0.92
Discontinued operations                             --          (0.61)          (0.08)          (0.01)          (0.01)
---------------------------------------------------------------------------------------------------------------------
Net earnings                                  $   1.40       $   0.83        $   1.12        $   1.06        $   0.91
---------------------------------------------------------------------------------------------------------------------
Weighted average shares and
  common equivalent shares outstanding           2,406          2,494           2,469           2,367           2,173
Dividends per share                           $   0.30       $   0.27        $   0.26        $   0.24        $   0.22
---------------------------------------------------------------------------------------------------------------------
Working capital                               $ 16,578       $ 19,789        $ 15,610        $ 12,676        $ 10,290
Contract receivables                          $ 24,693       $ 24,250        $ 27,322        $ 24,174        $ 23,574
Total assets                                  $ 57,813       $ 56,437        $ 61,003        $ 54,438        $ 51,793
Long-term debt (including current
  installments)                               $  2,803       $  3,081        $  7,242        $  4,631        $  4,653
Shareholders' equity                          $ 39,989       $ 39,279        $ 37,174        $ 34,442        $ 30,890
Equity per common share                       $  17.42       $  16.10        $  15.68        $  14.87        $  14.34
Number of full-time employees                    1,502          1,373           1,535           1,556           1,558
=====================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table shows the relationship of selected income statement items to revenue and presents earnings per share for the last three years:

Years Ended March 31,                                                    1997          1996           1995
----------------------------------------------------------------------------------------------------------
Percentage of revenue:

Revenue from continuing operations                                      100.0%        100.0%         100.0%
Costs and expenses                                                       95.3          94.9           95.5
Operating earnings from continuing operations                             4.7           5.1            4.5
Earnings from continuing operations before income taxes                   4.1           4.4            3.9
Income taxes on earnings from continuing operations                       1.7           1.5            1.7
Net earnings from continuing operations without R&D tax credits           2.4           2.6            2.3
Net earnings from continuing operations including R&D tax credits         2.4           2.9            2.3

Discontinued operations:
  Loss from discontinued operations, net of income tax benefit             --          (0.2)          (0.2)
  Loss on disposal of discontinued operations, net of income
   tax benefit                                                             --          (1.1)            --
Net earnings                                                              2.4%          1.7%           2.1%

Earnings (loss) per common and common equivalent share:
   Continuing operations without R&D tax credits                       $ 1.40        $ 1.28         $ 1.20
   Continuing operations including R&D tax credits                     $ 1.40        $ 1.44         $ 1.20
   Discontinued operations                                                 --         (0.61)         (0.08)
----------------------------------------------------------------------------------------------------------
   Net earnings                                                        $ 1.40        $ 0.83         $ 1.12
==========================================================================================================

FISCAL 1997 COMPARED WITH FISCAL 1996


The major factors in the comparison of fiscal 1997 with fiscal 1996 are as follows:

-     Revenue from continuing operations increased 16.0%.

- The acquisition of Vector Research Company, Inc. (Vector Research) contributed $10.3 million to the revenue increase.

-     Operating earnings from continuing operations increased 8.3%.

- Operating earnings from continuing operations as a percentage of revenue (operating margins) decreased to 4.7% in fiscal 1997 from 5.1% in fiscal 1996.

- Net earnings from continuing operations increased 5.9% before the recognition of research and development (R&D) tax credits in fiscal 1996.

- Net earnings increased by 62.5%. Fiscal 1996 net earnings were adversely affected by the loss on the sale of a subsidiary.

- Earnings per common and common equivalent shares from continuing operations, not including R&D tax credits or the loss on the sale of a subsidiary in fiscal 1996, increased 9.4% to $1.40 in fiscal 1997 compared with $1.28 in fiscal 1996.

Revenue from continuing operations increased 16.0% to $142.5 million in fiscal 1997 from $122.9 million in fiscal 1996. Revenue for the Company's core defense business increased $15.4 million or 14.9% from the prior year. The acquisition of Vector Research on July 26, 1996 contributed $10.3 million to this increase. Revenue for the Company's non-defense business increased 21.5% to $23.6 million and now represents 16.6% of the Company's revenue. The Company's commercial training business, the cornerstone of its non-defense business, grew 27.8% to $10.0 million.

The Company's revenue is affected by non-labor related items such as purchased components, computer usage, travel, and work subcontracted to other companies. Non-labor related revenue totaled $33.0 million in fiscal 1997, a $7.1 million increase as compared with fiscal 1996. Non-labor related revenue increased due to an increase of work subcontracted to other companies and an increase in purchased components by the Company under a contract to provide minesweeping equipment to the U.S. Navy.

During the year, total backlog varied between $463.9 million and $544.0 million. In fiscal 1997, $19.5 million of backlog expired without being funded, while in fiscal 1996, $6.3 million of backlog expired without being funded. The backlog used during fiscal 1997, plus the unfunded backlog that expired, was more than offset by newly awarded contracts and backlog acquired with Vector Research. Backlog as of March 31, 1997 was $480.7 million, a 4.8% increase from $458.8 million at the end of fiscal 1996. Government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company's work. The extent to which backlog will be funded in the future cannot be determined.

Operating earnings from continuing operations increased 8.3% to $6.8 million from $6.3 million in fiscal 1996. Operating margins from continuing operations were 4.7% in fiscal 1997 compared with 5.1% in fiscal 1996. The decrease in operating margins was primarily due to lower fees earned this year on fixed-price contracts and to increased expenditures in the Company's training business where the Company is building both its management and sales capabilities.

Total other expenses as a percentage of revenue remained constant at 0.7% for both fiscal 1997 and fiscal 1996. Interest expense decreased due to lower borrowing levels under the Company's revolving credit agreement as a result of cash generated by the sale of its subsidiary, General Systems Solutions, Inc.
(GSS) on October 31, 1995. Interest income decreased in fiscal 1997 as a result of the Company's acquisition of Vector Research as discussed more fully below in "Liquidity and Capital Resources." The Company's share of income from its joint venture, Automation Software, Incorporated (ASI), was $90 thousand, a 74% decrease from the prior year. ASI experienced a slowdown of sales during the year due to the transition to a new Windows 95 compatible software product and to fewer sales generated by the Company's joint venture partner.

Earnings from continuing operations before income taxes increased 7.6% to $5.8 million from $5.4 million in fiscal 1996. The Company's effective tax rate on earnings before income taxes was 41.9% in fiscal 1997 compared with 33.6% in fiscal 1996. The lower effective tax rate in fiscal 1996 was mainly the result of the Company's recognition of federal and state research and development (R&D) tax credits totaling $400,000.

Net earnings from continuing operations increased 5.9% to $3.4 million from $3.2 million in fiscal 1996, before the recognition of R&D tax credits. Earnings per common and common equivalent share from continuing operations increased 9.4% to $1.40 from $1.28 in fiscal 1996, also before the recognition of R&D tax credits. Net earnings for fiscal 1997 increased by 62.5% to $3.4 million from $2.1 million in fiscal 1996, which included the R&D tax credits and the loss on the sale of GSS. Earnings per common and common equivalent share increased to 68.7% to $1.40, compared to $0.83 in the prior year. The weighted average number of common and common equivalent shares outstanding decreased to 2.4 million compared with 2.5 million in fiscal 1996. The decrease was due in part to the repurchase of the Company's common shares as discussed more fully below in "Liquidity and Capital Resources."

FISCAL 1996 COMPARED WITH FISCAL 1995

Revenue from continuing operations decreased 6.3% to $122.9 million in fiscal 1996 from $131.2 million in fiscal 1995. Revenue for the Company's core defense operations was down 8.2% from the prior year. Although contractual backlog at year end was up 14.2% to $458.8 million, uncertainty in Navy program funding priorities and budget reductions in submarine torpedo programs slowed the flow of funds to Company contracts. In addition, the year-to-year revenue comparison was adversely affected by naval air work performed by a Company subsidiary in fiscal 1995, some of which was completed and did not continue in fiscal 1996. The decrease in revenue in fiscal 1996 is also attributable to a decrease in non-labor related revenue. Non-labor related revenue generated by purchased components, computer usage, travel, and work subcontracted to other companies totaled $25.9 million in fiscal 1996, a $4.9 million dollar decrease as compared with fiscal 1995. Non-labor related revenue decreased due to reduced purchases of components by the Company under a contract to provide minesweeping equipment to the U.S. Navy and due to reduced funding by the U.S. Navy for projects that would have been subcontracted by the Company to others. Non-defense revenue in fiscal 1996 was about level with the prior year at 15% of total revenue.

During fiscal 1996, total contractual backlog varied between $405.7 million and $462.2 million. During the year, $6.3 million of backlog expired without being funded, while in fiscal 1995, $10.7 million of backlog expired without being funded. Backlog as of March 31, 1996 was $458.8 million, a 14.2% increase from $401.6 million in fiscal 1995.

Operating earnings from continuing operations increased 5.1% to $6.3 million from $6.0 million in fiscal 1995. Operating margins from continuing operations were 5.1% in fiscal 1996 compared with 4.5% in fiscal 1995. The increase in operating margins was due to higher fees earned on the Company's defense-related work, as well as in its commercial interactive multimedia operations, including higher than anticipated earnings on fixed-price contracts.

Total other expenses as a percentage of revenue increased to 0.7% in fiscal 1996 compared with 0.6% in fiscal 1995. Interest expense increased because of higher interest rates and increased borrowing under the Company's revolving credit agreement to fund investment in GSS software product development. This increase was offset by interest income earned from investment of the GSS sale proceeds (as discussed below). The Company's share of income from its joint venture, Automation Software, Incorporated (ASI), was $346 thousand, a 7.7% increase from the prior year. Other net expense increased to 0.6% of revenue in fiscal 1996 from 0.4% in fiscal 1995, primarily due to an increase in amortization expense associated with the Company's past acquisitions.

Earnings from continuing operations before income taxes increased 5.1% to $5.4 million in fiscal 1996 from $5.1 million in fiscal 1995. The Company's effective tax rate on earnings from continuing operations was 33.6% in fiscal 1996 compared with 42.2% in fiscal 1995. The lower effective tax rate for fiscal 1996 was primarily due to recognition of federal and state R&D tax credits totaling $400,000. During the second quarter of fiscal 1996, the Company analyzed research expenditures incurred in prior years by the Company and its subsidiaries. As a result of this analysis, the Company determined it was entitled to certain federal and state R&D credits.

Net earnings from continuing operations increased 20.8% to $3.6 million from $3.0 million in fiscal 1995. Net earnings from continuing operations were affected positively by the R&D tax credits. Without R&D tax credits, earnings per share from continuing operations in fiscal 1996 were $1.28, a 6.7% increase from $1.20 in fiscal 1995. Earnings per share from continuing operations in fiscal 1996 including the R&D tax credits were $1.44.

On October 31, 1995, the Company sold the commercial business of its GSS subsidiary to GE Capital Corporation for $9.25 million in cash. The Company accrued a $1.3 million after-tax loss ($0.53 per share) associated with the sale during the second quarter of fiscal 1996. The operating results of GSS's commercial business for fiscal 1996 and prior year periods have been reported separately as discontinued operations in the Consolidated Statements of Earnings. The after-tax loss from discontinued operations, excluding the loss associated with the sale, totaled $195 thousand or $0.08 per share for fiscal 1996 as compared with $197 thousand or $0.08 per share for fiscal 1995.

Net earnings per share after deducting the loss from discontinued operations and the loss on the disposal of discontinued operations were $0.83 in fiscal 1996 compared with $1.12 in fiscal 1995. The weighted average number of common and common equivalent shares outstanding remained relatively constant at approximately 2.5 million shares.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 1997, net cash provided by operating activities totaled $9.1 million. The net cash increase resulted in part from earnings from continuing operations of $3.4 million and a decrease in contract receivables of $2.7 million due to faster payment by the government and to collection of receivables under firm fixed-price contracts. Contract receivables totaled $24.7 million as of March 31, 1997, including those of Vector Research, $24.2 million and $27.3 million as of March 31, 1996, and 1995 respectively, and represented approximately 43%, 43%, and 45% of total assets as of those dates. The average period of payment to the Company was 58 days at March 31, 1997; 71 days at March 31, 1996; and 71 days at March 31, 1995.

Net cash used in investing activities for fiscal 1997 totaled $7.4 million. The primary use of cash was for the acquisition of Vector Research. On July 26, 1996, the Company purchased all of the shares of Vector Research for approximately $6.0 million plus related expenses and assumption of tax liabilities. The purchase was made from existing cash and funds available under the Company's revolving credit agreement.

Net cash used in financing activities for fiscal 1997 totaled $3.0 million. This was primarily the result of the Company's repurchase of common shares. On March 25, 1996, the Company's Board of Directors announced that it had authorized the repurchase of up to 200,000 common shares over a one year period. During fiscal 1997 the Company repurchased 175,700 shares under the repurchase program at current market prices on the dates of purchases.

Any capital needs not satisfied by cash generated from operations, were, and in the future will be, met with money borrowed by the Company under its revolving credit agreement. The total funds available to the Company under its revolving credit agreement at March 31, 1997 were $20.0 million. There was no borrowing under the Company's agreement as of March 31, 1997 and March 31, 1996. Borrowings under the Company's agreements (including a line of credit that was terminated as part of the sale of GSS) as of March 31, 1995 were $3.5 million.

The Company's working capital (excluding deferred taxes) was $17.2 million at March 31, 1997 compared with $21.0 million at March 31, 1996. The Company's current ratio was 2.3:1 at March 31, 1997 and 2.7:1 at March 31, 1996.

It is anticipated that the Company's existing cash, together with funds generated from operations and borrowing under its revolving credit agreements, will be sufficient to meet its normal working capital requirements for the foreseeable future. As of March 31, 1997, the Company does not have any major capital commitments.

The Company believes that inflation has not had a material effect on its business.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, within the meaning of The Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and are subject to a number of risks and uncertainties. Forward-looking statements are set forth in the paragraphs above that discuss the Company's backlog, liquidity, and capital resources. The Company cautions readers that actual results could differ materially from those in the forward-looking statements. The factors that could cause actual results to differ materially include the following: general economic conditions, Navy program funding priorities, budget reductions in defense programs, delays in the development and acceptance of new products, and pricing pressures from competitors and/or customers. A more complete discussion of business risk factors is included in the Company's Form 10-K for the year ended March 31, 1997.

CONSOLIDATED BALANCE SHEETS


As of March 31,                                                               1997              1996
----------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                            $ 2,977,058       $ 4,179,499
  Contract receivables (note 4)                                         24,693,115        24,249,824
  Notes and other receivables                                              422,031         1,259,500
  Prepaid expenses                                                         777,030         1,542,891
----------------------------------------------------------------------------------------------------
    Total current assets                                                28,869,234        31,231,714
----------------------------------------------------------------------------------------------------
Property, buildings, and equipment, net (notes 5 and 6)                 13,963,973        14,132,108
----------------------------------------------------------------------------------------------------
Other assets (note 5):
  Goodwill, net of accumulated amortization                              9,463,588         6,547,854
  Product development costs, net of accumulated amortization               563,702           361,744
  Deferred Compensation Plan investments (note 9)                        3,033,271         2,601,020
  Investment in joint venture                                            1,391,548         1,301,103
  Deposits and other                                                       409,965           261,565
  Deferred income taxes (note 7)                                           117,599                --
----------------------------------------------------------------------------------------------------
                                                                        14,979,673        11,073,286
----------------------------------------------------------------------------------------------------
    Total assets                                                       $57,812,880       $56,437,108
====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt (note 6)                      $   313,032       $   179,906
  Accounts payable                                                       1,246,251         1,779,481
  Accrued expenses (note 10)                                             9,375,659         7,648,023
  Dividends payable                                                        693,536           658,881
  Deferred income taxes (note 7)                                           662,773         1,176,288
----------------------------------------------------------------------------------------------------
    Total current liabilities                                           12,291,251        11,442,579
Long-term debt, excluding current installments (note 6)                  2,489,652         2,900,787
Deferred income taxes (note 7)                                                  --           113,571
Other long-term liabilities (note 9)                                     3,043,476         2,700,782
----------------------------------------------------------------------------------------------------
    Total liabilities                                                   17,824,379        17,157,719
----------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 4, 9, and 11)
Shareholders' equity (notes 8 and 9):
  Common stock, $.125 stated value. Authorized 7,500,000
    shares; issued and outstanding 2,295,787 shares in 1997
    and 2,440,303 shares in 1996                                           286,974           305,038
  Additional paid-in capital                                             8,009,386         9,964,210
  Retained earnings                                                     31,692,141        29,010,141
----------------------------------------------------------------------------------------------------
    Total shareholders' equity                                          39,988,501        39,279,389
----------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                         $57,812,880       $56,437,108
====================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31,                                                       1997                1996                1995
------------------------------------------------------------------------------------------------------------------------
Revenue from continuing operations                                  $142,547,174        $122,923,875        $131,173,804
Costs and expenses                                                   135,777,206         116,669,930         125,222,189
------------------------------------------------------------------------------------------------------------------------
      Operating earnings from continuing operations                    6,769,968           6,253,945           5,951,615
------------------------------------------------------------------------------------------------------------------------
Other expense (income):
  Interest expense                                                       397,417             640,660             564,862
  Interest income                                                        (77,803)           (129,105)            (22,980)
  Equity in income of joint venture                                      (90,445)           (345,842)           (321,252)
  Other, net                                                             728,281             684,309             589,762
------------------------------------------------------------------------------------------------------------------------
                                                                         957,450             850,022             810,392
------------------------------------------------------------------------------------------------------------------------
      Earnings from continuing operations before income taxes          5,812,518           5,403,923           5,141,223
Income taxes on earnings from continuing operations (note 7)           2,436,982           1,815,542           2,171,031
------------------------------------------------------------------------------------------------------------------------
      Net earnings from continuing operations                       $  3,375,536        $  3,588,381        $  2,970,192
------------------------------------------------------------------------------------------------------------------------
Discontinued operations (note 3):
  Loss from discontinued operations, net of income
    tax benefit of $135,321 and $136,932 in 1996 and
    1995, respectively                                                        --            (194,730)           (197,048)
  Loss on disposal of discontinued operations,
    net of income tax benefit of $1,392,730                                   --          (1,316,030)                 --
------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                  $  3,375,536        $  2,077,621        $  2,773,144
========================================================================================================================
Earnings (loss) per common and common equivalent share:
  Continuing operations                                             $       1.40        $       1.44        $       1.20
  Discontinued operations                                                     --               (0.61)              (0.08)
------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                  $       1.40        $       0.83        $       1.12
------------------------------------------------------------------------------------------------------------------------
Weighted average shares and common
  equivalent shares outstanding (notes 2 and 8)                        2,406,140           2,493,751           2,469,148
========================================================================================================================



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                        Common stock
                                                  -------------------------     Additional                                 Total
                                                                     Stated        paid-in           Retained       shareholders'
Years ended March 31, 1997, 1996, and 1995           Shares           value        capital           earnings             equity
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1994                        2,315,620        $289,453    $ 8,718,008        $25,434,410        $34,441,871
Proceeds from sale of common stock                   55,779           6,972        567,859                 --            574,831
Net earnings                                             --              --             --          2,773,144          2,773,144
Cash dividends declared - $.26 per share                 --              --             --           (616,153)          (616,153)
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1995                        2,371,399         296,425      9,285,867         27,591,401         37,173,693
Proceeds from sale of common stock                   68,904           8,613        678,343                 --            686,956
Net earnings                                             --              --             --          2,077,621          2,077,621
Cash dividends declared - $.27 per share                 --              --             --           (658,881)          (658,881)
--------------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1996                        2,440,303         305,038      9,964,210         29,010,141         39,279,389
Proceeds from sale of common stock                   31,184           3,898        290,912                 --            294,810
Repurchase of common stock                         (175,700)        (21,962)    (2,297,238)                --         (2,319,200)
Net earnings                                             --              --             --          3,375,536          3,375,536
Tax benefit of stock options exercised                   --              --         51,502                 --             51,502
Cash dividends declared - $.30 per share                 --              --             --           (693,536)          (693,536)
--------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1997                        2,295,787        $286,974    $ 8,009,386        $31,692,141        $39,988,501
================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31,                                                                1997               1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings                                                                   $ 3,375,536      $ 2,077,621      $ 2,773,144
   Adjustments to reconcile net earnings to net cash
      provided by continuing operations
         Loss associated with discontinued operations                                       -        1,510,760          197,048
         Equity in income of joint venture                                            (90,445)        (345,841)        (321,252)
         Tax benefit of stock options exercised                                        51,502                -              --
         Depreciation and amortization of property,
            buildings, and equipment                                                2,528,929        2,670,248        2,262,468
         Amortization of goodwill                                                     562,257          452,840          429,727
         Amortization of product development costs                                    113,908          116,142           69,322
         Provision for deferred income taxes                                         (744,685)          33,368         (524,164)
         Loss on sale of equipment                                                    243,832          275,958           78,970
         Gain on sale of marketable securities                                        (35,268)               -              --
         Decrease (increase) in:
            Contract receivables                                                    2,691,895        3,072,552       (3,122,957)
            Notes and other receivables                                               843,775         (117,309)        (775,111)
            Prepaid expenses                                                          858,565         (599,582)        (103,821)
            Other assets                                                             (526,977)        (161,970)        (252,669)
         Increase (decrease) in:
            Accounts payable and accrued expenses                                     122,025       (2,815,471)       1,903,696
            Other long-term liabilities                                              (486,839)         298,103          268,229
-------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by continuing operations                              9,508,010        6,467,419        2,882,630
            Net cash provided by (used for) discontinued operations                  (400,000)      (3,344,693)       1,860,751
-------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                               9,108,010        3,122,726        4,743,381
-------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Proceeds from sale of discontinued operations                                            -        8,006,989               --
   Additions to property, buildings, and equipment                                 (2,327,142)      (1,748,387)      (2,258,138)
   Product development costs - continuing operations                                 (315,866)        (277,283)        (220,414)
   Product development costs - discontinued operations                                      -       (1,124,560)      (3,585,585)
   Proceeds from the sale of equipment                                                 20,991            5,937            6,563
   Proceeds from sale of marketable securities                                        205,603                -              --
   Acquisition of business units (net of cash acquired)                            (4,932,757)        (217,359)        (987,222)
-------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) investing activities                   (7,349,171)       4,645,337       (7,044,796)
-------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Net repayments of short-term borrowings                                                  -               -          (555,000)
   Proceeds provided by long-term borrowings                                                -               -         2,895,000
   Repayments of long-term borrowings                                                (278,009)      (4,161,739)        (283,681)
   Repurchase of common stock                                                      (2,319,200)               -              --
   Proceeds from sale of common stock                                                 294,810          686,956          574,831
   Dividends paid                                                                    (658,881)        (616,153)        (556,056)
-------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) financing activities                   (2,961,280)      (4,090,936)       2,075,094
-------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents                                (1,202,441)       3,677,127         (226,321)
   Cash and cash equivalents:
      Beginning of year                                                             4,179,499          502,372          728,693
-------------------------------------------------------------------------------------------------------------------------------
      End of year                                                                 $ 2,977,058      $ 4,179,499      $   502,372
===============================================================================================================================



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 1    Description of Business and Acquisitions

          Analysis & Technology, Inc. (A&T) initially provided tactical analysis to the Office of Naval Research and sonar analysis to the Naval Underwater Systems Center, now known as the Naval Undersea Warfare Center. During the past 28 years, A&T and Subsidiaries (the Company) have grown to provide system and engineering technologies, interactive multimedia training systems, and information technologies for the military, civil government agencies, and private industry. The Company has the following wholly owned subsidiaries:

          - Applied Science Associates, Inc. (ASA), which designs and implements training programs for private industry and government;

          - Integrated Performance Decisions, Inc. (IPD), which develops and implements performance decision software products for U.S. Navy (the
            Navy) customers and provides software and information technology products and services for commercial customers. In fiscal 1995, IPD formed a Canadian subsidiary, Numerical Decisions Group Inc., to perform similar work, primarily for the Canadian Government; and

          - Analysis & Technology Australia Pty. Ltd. and Analysis & Technology International Corporation, each of which provides training systems to international markets.

          The Company typically performs its Department of Defense services under cost reimbursement contracts whereby the U.S. Government reimburses the Company for contracted costs and pays a fee. In fiscal 1997, 1996, and 1995, the amount of the Company's non-defense revenue was $23.7 million, $20.2 million, and $19.5 million, respectively.

          The Company has made the following acquisitions which were accounted for as purchases, as described below:

          In fiscal 1993, the Company purchased all the shares of Continental Dynamics, Inc. (CDI), which specializes in manpower development training, information resource management, engineering management, program management, and engineering consulting. During fiscal 1994, 1995, and 1996, the Company completed its payment obligations under the terms of the purchase agreement for CDI, by making contingent payments of $100,000, $769,999, and $200,000, respectively, to the former owners of CDI.

          In fiscal 1995, the Company acquired certain assets of Design Systems & Services, Inc., a Delaware company, operating a technology-based engineering, professional service, and software business.

          On July 26, 1996, the Company acquired all of the stock of Vector Research Company, Inc. (Vector) of Rockville, Maryland for approximately $6.5 million in cash plus related expenses and assumption of tax liabilities. Vector provides engineering and technical services to U.S. Navy customers. Goodwill totaling approximately $3.4 million was recorded in connection with this acquisition and is being amortized over 20 years. In connection with the acquisition of Vector Research Company, Inc., assets acquired were $4,472,752 and liabilities assumed were $1,541,835.

note 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

          - FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable, accrued expenses, and dividends payable approximate fair value due to the short term nature of these instruments. The carrying value of notes and other receivables and long term debt approximate fair value based on the instruments' interest rate, terms, maturity date, and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments.

          - DEPRECIATION AND AMORTIZATION - Property, buildings, and equipment are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the life of the asset.

          - LONG-LIVED ASSETS - Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, was issued in March 1995. The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment, based upon undiscounted future cash flows and appropriate losses be recognized, whenever the carrying amount of an asset may not be recovered. The methodology set forth in Statement 121 is not significantly different from the Company's existing policies, and therefore, the adoption during fiscal 1997 had no impact on the consolidated financial statements.

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

          - PRODUCT DEVELOPMENT COSTS - Product development costs represent expenditures for software products that have been capitalized in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Amortization is computed on an individual product basis and is the greater of (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product or (b) the amount computed using the straight-line method over the remaining economic useful life of the product. The Company is currently using economic lives ranging from two to five years for all capitalized product development costs. Amortization of product development costs begins when the software product is available for general release to customers.

          - ACCOUNTING FOR INVESTMENT IN JOINT VENTURE - The Company's 50% investment in its joint venture, Automation Software, Incorporated, is accounted for using the equity method of accounting.

          - ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Statement 123 addresses the accounting for the cost of stock-based compensation, such as stock options, and permits either expensing the cost of stock-based compensation over the vesting period or disclosing in the financial statement footnotes what this expense would have been. This cost would be measured at the grant date based upon estimated fair values, using option pricing models. The Company adopted the disclosure alternative of Statement 123 as of March 31, 1997.

          - REVENUE RECOGNITION - The revenue from contract services is earned under cost-reimbursement, time-and-material, and fixed-price contracts. Revenue under such contracts, including applicable fees and estimated profits, are recorded as costs are incurred on the percentage of completion basis. If estimates indicate a probable ultimate loss on a contract, provision is made immediately for the entire amount of the estimated future loss. Profit and losses accrued include the cumulative effect of changes in prior periods' price and cost estimates.

          - EARNINGS PER SHARE - Earnings per share have been computed on the basis of the weighted average number of common and common equivalent shares outstanding during the year. Options to purchase common stock have been considered to be common stock equivalents. Fully diluted earnings per share is not presented since the dilution is not material. For the third quarter ended December 31, 1997, the Company will be required to adopt the Statement of Financial Accounting Standards No. 128, Earnings per Share, for calculating earnings per share. The Company has determined that the impact of adopting provisions of Statement 128 will not have a material impact on earnings per share.

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

note 3   DISCONTINUED OPERATIONS

          On October 31, 1995, the Company sold the commercial business of its Groton, Connecticut-based subsidiary, General Systems Solutions, Inc.
          (GSS), to GE Capital Corporation for $9.25 million in cash. Of the $9.25 million purchase price, approximately $8.0 million was paid to A&T. The balance was paid to minority shareholders. GSS provided On-Line Registration Systems (OLRS) and related services to vehicle lease and rental companies, as well as car dealers. OLRS provided the capability to register vehicles from personal computers networked to GSS. GSS's Navy business was transferred to the Company prior to the sale and its commercial business has been reclassified retroactively as a discontinued operation. The Company accrued the pretax loss of $2.7 million associated with the sale ($1,316,000 after tax or $0.53 per common share) during the second quarter of fiscal 1996.

          Pursuant to the sales agreement, the Company committed to reimburse GE Capital Corporation for a portion of possible uncollectible receivables and for other items that could not be finalized until after the closing. During fiscal 1997, the Company reimbursed GE Capital $400,000. The Company had accrued this amount during fiscal 1996 as part of its accounting for the sale of GSS.


note 4   CONTRACT RECEIVABLES

note     Contract receivables are summarized as follows:


                                                                          1997           1996
--------------------------------------------------------------------------------------------------
U.S. Government:
   Amounts due currently - prime contractor                           $ 11,722,320   $ 10,320,598
   Amounts due currently - subcontractor                                 5,662,195      5,043,967
   Retainage                                                               744,617      1,326,541
-------------------------------------------------------------------------------------------------
                                                                        18,129,132     16,691,106
Commercial customers:
   Amounts due currently                                                 3,439,635      3,277,693
-------------------------------------------------------------------------------------------------
Unbilled contracts in process:
   Fixed-price contracts in progress, net of progress billings             285,863      3,064,979
   Revenues recorded on work performed pursuant to
      customer authorization but prior to execution of
      contractual documents or modifications                             2,838,485      1,216,046
-------------------------------------------------------------------------------------------------
                                                                         3,124,348      4,281,025
                                                                      $ 24,693,115   $ 24,249,824
-------------------------------------------------------------------------------------------------

          The Government retains a portion of the fee earned by the Company (retainage) until contract completion and final audit by the Defense Contract Audit Agency (DCAA). It is estimated that approximately $290,000 of retainage at March 31, 1997 will be collected within one year; the remainder will be collected in later years as DCAA completes its audits.

          All unbilled contract receivables, net of retainage, are expected to be billed and collected within one year.



note 5   NON-CURRENT ASSETS

         A summary of property, buildings, and equipment follows:

                                                       Useful Life            1997           1996
-----------------------------------------------------------------------------------------------------

Land                                                             -    $      376,839    $     376,839
Buildings                                                 31 years        11,451,313       11,045,198
Equipment                                              3 - 8 years        19,608,483       18,469,896
Leasehold improvements                                 1 - 5 years         1,682,494        1,550,088
-----------------------------------------------------------------------------------------------------
                                                                          33,119,129       31,442,021
Less accumulated depreciation and amortization                           (19,155,156)     (17,309,913)
-----------------------------------------------------------------------------------------------------
                                                                      $   13,963,973     $ 14,132,108
-----------------------------------------------------------------------------------------------------



          Goodwill as of March 31, 1997 and 1996 was $9,463,588 and $6,547,854,
          net of accumulated amortization of $2,566,475 and $2,004,218, respectively. The amount of goodwill added in fiscal 1997 and 1996 was $3,477,991 and $217,359, respectively. Amortization expense was $562,257 in fiscal 1997, $452,840 in fiscal 1996, and $429,727 in fiscal 1995.

          Product development costs at March 31, 1997 and 1996 were $563,702 and $361,744, net of accumulated amortization of $299,372 and $185,464, respectively. The amount of product development costs capitalized was $315,866 in fiscal 1997, and $277,283 in fiscal 1996. Amortization expense was $113,908 in fiscal 1997, $116,142 in fiscal 1996, and $69,322 in fiscal 1995.

note 6   LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                      1997                1996
-----------------------------------------------------------------------------------------------------------------
Mortgage payable to Fleet Bank bearing interest at 7.97%, due in monthly installments of principal of $11,500 plus associated interest through
   September 1, 2001, secured by certain
   land and buildings with a depreciated cost of $2,835,761                      $    629,870        $    740,666
Mortgage payable to Fleet Bank bearing interest at 8.29%, due in monthly installments of principal and interest of $20,048 through January 1,
   2007, secured by certain land and buildings with a
   depreciated cost of $2,874,611                                                   1,698,578           1,798,539
Mortgage payable to Chelsea Groton Bank bearing interest at 9.25%, due in monthly installments of principal and interest of $4,477 through
   March 2004, secured by certain land and buildings                                  264,149             292,013
Small Business Administration loan bearing interest at 8.5%, due in
   monthly installments of principal and interest of $4,923 through May 2001          210,087             249,475
-----------------------------------------------------------------------------------------------------------------
      Total long-term debt                                                          2,802,684           3,080,693

Less current installments of long-term debt                                           313,032             179,906
-----------------------------------------------------------------------------------------------------------------
      Total long-term debt, excluding current installments                        $ 2,489,652         $ 2,900,787
-----------------------------------------------------------------------------------------------------------------


          The Company has a $20,000,000 revolving credit and term loan agreement that expires on October 31, 1998. Amounts drawn against the line of credit may be converted into a term loan at the Company's discretion at any time prior to the expiration of the loan agreement. If converted, the term loan would be payable in 20 substantially equal quarterly installments. The alternate rates of interest for the term loan from which the Company can choose are the bank's base rate, the bank's certificate of deposit rate plus 1%, or LIBOR plus 3/4%. There is a commitment fee of 1/2% per annum on the average daily balance of the unused portion of the first $5,000,000 of the commitment and 1/4% per annum on the remaining unused portion of the commitment, payable quarterly.

          The revolving credit and term loan agreement places certain restrictions on encumbering the Company's assets, incurring additional debt, and disposing of any significant assets. It also requires that the Company maintain at least $10,000,000 in working capital (excluding deferred income taxes), tangible net worth of at least $22,000,000, a debt-to-net-worth ratio of less than 2.5 to 1.0, an interest coverage ratio of not less than two times interest paid or accrued, and a debt service ratio of not less than 1.2 to 1.0. As of March 31, 1997, the Company was in compliance with these covenants.

          Under current agreements, principal payments due on long-term debt during each of the five fiscal years subsequent to March 31, 1997 are as follows: $313,032 in 1998, $328,646 in 1999, $345,338 in 2000,
          $364,157 in 2001, and $338,710 in 2002.

          The Company paid $397,417, $640,660 and $564,862 in interest on all debts in fiscal 1997, 1996, and 1995, respectively.

note 7    INCOME TAXES

          Total income tax expense for the years ended March 31, 1997, 1996, and 1995 consisted of the following:

                                     Current          Deferred          Total
--------------------------------------------------------------------------------
1997:
   Federal                         $ 2,583,180      $  (507,257)     $ 2,075,923
   State                               598,487         (157,198)         441,289
   Foreign                                  --          (80,230)         (80,230)
--------------------------------------------------------------------------------
   Total continuing operations     $ 3,181,667      $  (744,685)     $ 2,436,982
--------------------------------------------------------------------------------


1996:
   Federal                         $ 1,195,813      $    35,232      $ 1,231,045
   State                               586,361           (1,864)         584,497
--------------------------------------------------------------------------------
   Continuing operations             1,782,174           33,368        1,815,542
   Discontinued operations           2,104,716       (3,632,767)      (1,528,051)
--------------------------------------------------------------------------------
   Total                           $ 3,886,890      $(3,599,399)     $   287,491
--------------------------------------------------------------------------------


1995:
   Federal                         $ 1,687,995      $   103,484      $ 1,791,479
   State                             1,007,190         (627,638)         379,552
--------------------------------------------------------------------------------
   Continuing operations             2,695,185         (524,154)       2,171,031
   Discontinued operations          (1,630,548)       1,493,616         (136,932)
--------------------------------------------------------------------------------
   Total                           $ 1,064,637      $   969,462      $ 2,034,099
--------------------------------------------------------------------------------

          Income tax expense from continuing operations differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes as a result of the following:

                                                              1997          1996           1995
-------------------------------------------------------------------------------------------------
Computed expected tax expense from continuing operations   1,976,256     1,837,333      1,748,016
Increase (decrease) in income taxes resulting from:
   Amortization of goodwill                                  139,220       153,966       145,451
   Equity in joint venture                                   (30,751)     (117,586)     (109,226)
   State income taxes (net of valuation allowance
      and federal income tax benefit)                        291,251       385,768        250,505
   Research and development credits                               --      (400,000)            --
   Change in valuation allowance, exclusive of state tax    (118,500)      (29,830)       183,300
   Other (net)                                               179,506       (14,109)       (47,015)
-------------------------------------------------------------------------------------------------
                                                         $ 2,436,982   $ 1,815,542      2,171,031
-------------------------------------------------------------------------------------------------


          During the second quarter of fiscal 1996, the Company analyzed research expenditures incurred in prior years by the Company and its subsidiaries. As a result of this analysis, the Company determined it was entitled to certain federal and state research and development tax credits for which it has filed refund claims.

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 1997 and 1996 are presented below:

                                                                                  1997             1996
-------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Uncollected receivables that are not yet deductible for tax purposes    $    80,632      $    11,701
   Compensated absences, principally due to accrual for
     financial reporting purposes                                            1,014,609          844,578
   Deferred compensation                                                     1,092,088        1,006,708
   Net operating loss carryforwards                                            236,275          275,918
-------------------------------------------------------------------------------------------------------
      Total gross deferred tax assets                                        2,423,604        2,138,905
   Less valuation allowance                                                     61,437          153,470
-------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                2,362,167        1,985,435
-------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Tax depreciation in excess of financial statement depreciation             (855,738)      (1,095,109)
   Capitalized software product development costs                             (194,932)        (127,555)
   Unbilled contract revenue                                                (1,802,907)      (2,028,039)
   Other                                                                       (53,764)         (24,591)
-------------------------------------------------------------------------------------------------------
      Total gross deferred tax liabilities                                  (2,907,341)      (3,275,294)
-------------------------------------------------------------------------------------------------------
      Net deferred tax liability                                           $  (545,174)     $(1,289,859)
-------------------------------------------------------------------------------------------------------


          At March 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $300,000 and $1,375,000, respectively. Such carryforwards have various expiration dates and begin to expire in the year ended March 31, 1999. For financial purposes, a valuation allowance of $61,437 and $153,470 has been recognized to offset the deferred tax asset related to the portion of these net operating losses which the Company believes will more likely than not expire unutilized.

          Management has evaluated the remaining temporary differences and concluded that it is more likely than not that the Company will have sufficient taxable income of an appropriate character within the carryback and carryforward period permitted by current tax law to allow for the utilization of the deductible amounts generating the deferred tax assets and, therefore, no valuation allowance is required as of March 31, 1997 and 1996.

          The Company made federal and state income tax payments of $2,707,724, $4,357,117, and $1,335,533 during fiscal 1997, 1996, and 1995, respectively.



note 8    STOCK OPTIONS

          A&T has granted common stock options to certain key employees under its stock option plans. All plans provide that the fair value upon which option exercise prices are based shall be the average of the high and low sale prices of the Company's common stock as reported on the NASDAQ National Market System on the day the option is granted. Options awarded vest at a rate of 20% annually, commencing on the date of award.

The transactions under the Company's stock option plan are summarized as follows:

                                                                            Weighted
                                                           Shares         Average Price      Price Range
--------------------------------------------------------------------------------------------------------------
Outstanding at:
March 31, 1994                                            564,946            $10.89       $  9.06 - $16.63
Granted                                                   134,600            $14.98       $ 12.75 - $15.75
Exercised                                                 (59,161)           $10.53       $  9.06 - $15.00
Cancelled or expired                                      (66,178)           $12.63       $  9.75 - $16.25
-----------------------------------------------------------------
March 31, 1995                                            574,207            $11.69       $  9.06 - $16.63
Granted                                                   146,410            $14.10       $13.625 - $14.75
Exercised                                                 (70,204)           $10.07       $  9.75 - $10.50
Cancelled or expired                                      (51,200)           $13.30       $ 14.13 - $15.00
-----------------------------------------------------------------
March 31, 1996                                            599,213            $12.33       $  9.06 - $16.63
Granted                                                    52,400            $14.07       $ 12.75 - $14.88
Exercised                                                 (34,179)           $ 9.94       $  9.06 - $11.50
Cancelled or expired                                      (12,756)           $14.26       $  9.82 - $15.13
-----------------------------------------------------------------
MARCH 31, 1997                                            604,678            $12.58       $  9.75 - $16.63
-----------------------------------------------------------------

          The Company had shares reserved for stock options totaling 634,913; 669,788; and 642,547 at March 31, 1997, 1996, and 1995, respectively.
          At March 31, 1997, 1996, and 1995 there were 432,672; 379,595; and
          353,327 shares exercisable, respectively. The weighted average remaining contractual life of the outstanding options at March 31, 1997 was 3.7 years.

          Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                          1997           1996
-------------------------------------------------------------------------------------------------
Net earnings                   As reported                             $ 3,375,536    $ 3,588,381
from continuing operations     Pro forma                               $ 3,151,392    $ 3,364,229
Earnings per share             As reported                             $      1.40    $      1.44
from continuing operations     Pro forma                               $      1.31    $      1.35


          The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                              1997          1996
-------------------------------------------------------------------------------------------------
Risk-free interest rate                                                       6.26%          5.29%
Expected life (years)                                                          5.1            5.1
Expected volatility                                                          32.78%         30.36%
Expected dividend yield                                                        2.0%           2.0%

          The weighted-average fair values of options as of the date of grant were $4.79 and $4.21, during 1997 and 1996, respectively.

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



note 9    EMPLOYEE BENEFIT PLANS

          The Company's Savings and Investment Plan is a discretionary contribution plan as defined in the Internal Revenue Code, Section 401(a)(27). The plan covers substantially all of the Company's full-time employees. The Company's contributions are made at the discretion of the Board of Directors for any plan year. For the plan years ended December 31, 1996, 1995, and 1994, the Company matched up to 50% of a participant's contribution of up to a maximum of 6% of the participant's compensation, depending on the business unit to which the participant was assigned. The Company's matching contributions to this plan were $1,767,992, $1,039,829, and $1,409,709 for the years ended March 31, 1997, 1996, and 1995, respectively. The Company's matching contributions to this plan related to GSS were $37,119 and $62,232, for the years ended March 31, 1996 and 1995, respectively. One of the investment options available under the Company's Savings and Investment Plan is the purchase of the Company's stock. The Plan owned 84,417; 72,692; and 40,162 shares of common stock of the Company at March 31, 1997, 1996, and 1995, respectively.

          The A&T Employee Stock Ownership Plan (ESOP) covers substantially all full-time employees. Contributions to the plan are made at the discretion of the Board of Directors for any plan year. The Company's contributions to the plan amounted to $112,000, $100,000, and $80,900 for fiscal 1997, 1996, and 1995, respectively. The plan owned 380,879; 423,768; and 457,990 shares of common stock of the Company at March 31, 1997, 1996, and 1995, respectively, and all shares are allocated to the participants of the ESOP and are included in outstanding shares of common stock.

          The Company's liability to employees for deferred compensation of $3,033,271 and $2,601,020 as of March 31, 1997 and 1996, respectively, is included in other long-term liabilities on the accompanying consolidated balance sheets. The corresponding invested assets are shown as deferred compensation plan investments.

note 10   ACCRUED EXPENSES

          Accrued expenses consist of the following:

                                                                              1997           1996
--------------------------------------------------------------------------------------------------
Accrued vacation                                                       $ 4,077,079    $ 3,492,434
Accrued compensation and related taxes                                   3,168,086      2,381,537
Accrued benefits                                                         1,356,712        938,367
Accrued taxes payable                                                       81,929             --
Other                                                                      691,853        835,685
--------------------------------------------------------------------------------------------------
                                                                       $ 9,375,659    $ 7,648,023
--------------------------------------------------------------------------------------------------

note 11   COMMITMENTS AND CONTINGENCIES

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

Years ending March 31:
-------------------------------------------------------------------------------------------------
   1998                                                                             $   5,519,609
   1999                                                                                 3,719,073
   2000                                                                                 1,943,994
   2001                                                                                 1,274,483
   2002                                                                                   699,786
-------------------------------------------------------------------------------------------------
      Total minimum lease payments                                                   $ 13,156,945
-------------------------------------------------------------------------------------------------

Lease expense amounted to approximately $5,137,461, $4,258,000, and $4,450,000 in fiscal 1997, 1996, and 1995, respectively.

The U.S. Government has the right to audit and make retroactive adjustments under certain contracts. Audits through March 31, 1995 have been completed. In the opinion of management, adjustments, if any, resulting from audits for the years ended March 31, 1996 and 1997 will not have a material effect on the Company's consolidated financial statements.

Under the terms of the Design Systems & Services, Inc. purchase agreement, the Company is committed to make contingent payments up to $400,000 to the former owner of the company. Contingent payments are based on 15% of revenue derived from sales of a ship design software product made between the purchase date and April 30, 1999. The Company made contingent payments to the former owner totaling $42,727 and $30,935 during fiscal 1997 and fiscal 1996, respectively.

In fiscal 1995 and 1996, the Company received $200,000 under the terms of a development agreement with a state-financed corporation, Connecticut Innovations, Inc. (CII), to assist in funding the development of commercial imaging processing products and services. Under the terms of the agreement, the Company is required to remit quarterly royalty payments of up to 5% of the gross sales of imaging products and services and 25% of the aggregate amount of one-time license fees received through September 30, 1999. After September 1999, royalty payments shall be made at the greater of the amount stated above or 2% of the commercial sales of the Company's Engineering Technology Center Business Unit, until cumulative royalty payments to CII reach $200,000. Royalty payments will be deemed to be paid in full if at any time after October 1996, CII has received a 25% annual compounded rate of return on all funds advanced to the Company. Under the terms of the agreement the Company made royalty payments totaling $16,253 in fiscal 1997 and $24,352 in fiscal 1996.

In fiscal 1997, the Company received $450,000 under the terms of a development agreement with the Connecticut Department of Economic Development to fund interactive multimedia development. Under the terms of the agreement, the Company is required to pay royalties equal to 3% of gross sales of interactive multimedia products initiated in Connecticut. Royalty payments will be deemed to be paid in full when royalty payments are equal to a return on investment of 15% and the Company has maintained a Connecticut presence. Under the terms of the agreement, the Company made royalty payments totaling $94,695 in fiscal 1997.

In addition, government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company's work. The extent to which backlog will be funded in the future cannot be determined.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

note 12   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          The following summarizes quarterly results of operations for the years ended March 31, 1997 and 1996:

Dollars in thousands except per share amounts
Quarter ended                                         June 30      September 30  December 31   March 31      Total
--------------------------------------------------------------------------------------------------------------------
FISCAL 1997
   Revenues from continuing operations               $ 32,488      $ 35,507       $ 35,653      $38,899     $ 142,547
   Operating earnings from continuing operations        1,497         1,798          1,646        1,829         6,770
   Net earnings from continuing operations                793           850            868          865         3,376
   Earnings per share:
   Continuing operations                                 0.33          0.35           0.36         0.36          1.40
   Net earnings                                      $   0.33      $   0.35       $   0.36      $  0.36     $    1.40

Fiscal 1996
   Revenues from continuing operations               $ 31,335      $ 31,120       $ 29,353      $31,116     $ 122,924
   Operating earnings from continuing operations        1,630         1,584          1,608        1,432         6,254
   Net earnings from continuing operations                760         1,181            820          827         3,588
   Loss from discontinued operations,
      net of income tax benefit                           (46)          (96)           (53)          --          (195)
   Loss on the disposal of
      discontinued operations,
      net of income tax benefit                            --        (1,316)            --           --        (1,316)
   Net earnings (loss)                                    714          (231)           767          827         2,077
   Earnings (loss) per share:
      Continuing operations                              0.31          0.47           0.33          0.33         1.44
      Discontinued operations                           (0.02)        (0.56)         (0.02)           --        (0.61)
   Net earnings                                      $   0.29      $  (0.09)      $   0.31        $ 0.33        $0.83

          INDEPENDENT AUDITORS' REPORT


          The Board of Directors and Shareholders
          Analysis & Technology, Inc. and Subsidiaries:

          We have audited the accompanying consolidated balance sheets of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles.



          KPMG Peat Marwick LLP
          Hartford, Connecticut
          May 2, 1997

COMPANY INFORMATION




Transfer Agent and Registrar
Chase Mellon Shareholder Services
111 Founders Plaza, Suite 1100
East Hartford, Connecticut  06108-3212
1-800-288-9541

Form 10-K

Copies of the Company's fiscal 1997 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to:

   Elaine G. Beckwith
   Investor and Media Relations Manager
   Analysis & Technology, Inc.
   Route 2, P.O. Box 220
   North Stonington, CT  06359-0220
   E-mail address: ebeckwith@atinc.com


Auditors

KPMG Peat Marwick LLP, Hartford, Connecticut


Counsel

Cummings & Lockwood, Hartford, Connecticut


Annual Meeting

Analysis & Technology, Inc.'s annual meeting of shareholders will be held on Tuesday, August 5, 1997 at 10:00 a.m. at The Mystic Hilton, 20 Coogan Boulevard, Mystic, Connecticut.


Office Locations

ANALYSIS & TECHNOLOGY, INC.
CORPORATE OFFICE
Route 2, P.O. Box 220
North Stonington, CT
06359-0220
(860) 599-3910

CALIFORNIA
San Francisco
Monterey
San Diego

CONNECTICUT
North Stonington
New London
Mystic

FLORIDA
Orlando
Panama City
Panama City Beach

IDAHO
Bayview

MARYLAND
Arnold
Burtonsville
Patuxent River
Rockville
Stevensville

MICHIGAN
Wixom

MISSISSIPPI
Bay St. Louis

NEW JERSEY
Mt. Laurel

OKLAHOMA
Oklahoma City

PENNSYLVANIA
Pittsburgh

RHODE ISLAND
Newport
North Kingstown



SOUTH CAROLINA
North Charleston

VIRGINIA
Arlington
Chesapeake
Dahlgren

WASHINGTON, D.C.

AUSTRALIA
Fyshwick

CANADA
Victoria

Information in this fiscal year 1997 Annual Report to Shareholders may include statements that are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Additional information and discussion concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report and in the Company's Form 10-K Annual Report.

Analysis & Technology, Inc. is an Affirmative Action/ Equal Opportunity
Employer.

[PHOTO LARRY M. FOX]
LARRY M. FOX
Vice Chairman
Board of Directors

Larry M. Fox was elected vice chairman of Analysis & Technology's Board of Directors on February 8, 1997. Larry has been a member of the Board for 19 years. He also serves as chairman of the Board's corporate governance committee.

On the same date, James B. Fox resigned as chairman of the board and Gary P. Bennett was appointed to the additional post of chairman. J.B. Fox continues to serve on the Board.


DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
--------------------------------------------------------------------------------

ANALYSIS & TECHNOLOGY, INC.

GARY P. BENNETT
Chairman, President and
Chief Executive Officer,
Analysis & Technology, Inc.

LARRY M. FOX
Vice Chairman
Analysis & Technology, Inc.
Programs Manager,
VTEL Corporation

JAMES B. FOX
Retired President,
Mobil Oil Credit Corporation

NELDA S. NARDONE
Retired Secretary,
Analysis & Technology, Inc.

THURMAN F. NAYLOR
Retired Chairman and
Chief Executive Officer,
Standard Thomson Corporation

DAVID M. NOLF
Executive Vice President,
Analysis & Technology, Inc.

DENNIS G. PUNCHES
Chairman/Director
Payco American Corporation


OFFICERS
--------------------------------------------------------------------------------

ANALYSIS & TECHNOLOGY, INC.

GARY P. BENNETT
Chairman, President and
Chief Executive Officer

DAVID M. NOLF
Executive Vice President,
Chief Financial and
Administrative Officer,
Secretary

JAY W. RYERSON
Executive Vice President,
Chief Operating Officer

ROBERT M. GORMAN
Senior Vice President

STEPHEN E. JOHNSTON
Senior Vice President,
Human Resources

JAMES R. LAVOIE
Senior Vice President

JOSEPH M. MARINO
Senior Vice President

RICHARD P. MITCHELL
Senior Vice President

GERALD SNYDER
Senior Vice President,
Planning




V. LEHMAN WOODS
Senior Vice President,
Contracts

RICHARD C. CHAPMAN
Vice President

DOUGLAS L. CLARK
Vice President

MARK A. CLIFTON
Vice President

KATHRYN M. CONLON
Vice President

DANIEL R. CONWAY
Vice President

ANTHONY L. D'AMBROSIO
Vice President

RUSSELL J. DESIMONE
Vice President

JOSEPH DRAGO III
Vice President

JOHANN D. DRETCHEN
Vice President

LARRY FREEMAN
Vice President

DAVID C. GHEN
Vice President

SCOTT A. PRICE
Vice President

ROBERT F. URSO
Vice President

SUSAN C. VARNADOE
Vice President

NANCY S. HOBERT
Assistant Secretary


SUBSIDIARY OFFICERS
--------------------------------------------------------------------------------

APPLIED SCIENCE ASSOCIATES, INC. (ASA)

SUSAN C. VARNADOE
President

LINDA M. EDWARDS
Vice President,
Chief Financial Officer

DAVID M. NOLF
Secretary

GARY M. BENEDETTI
Vice President

JOHN G. DRUGO
Vice President

JOHN T. MCCOY
Vice President

CHRISTINA MEINIG
Vice President


INTEGRATED PERFORMANCE DECISIONS, INC. (IPD)

JAMES R. LAVOIE
President

DAVID M. NOLF
Secretary

ELEANOR S. HOLMES
Vice President

DENNIS J. KELLY, JR.
Vice President

JAMES A. MCNITT
Vice President





ANALYSIS & TECHNOLOGY AUSTRALIA
PTY LIMITED

PAUL A. FOTHERGILL
Managing Director,
Secretary


A & T INTERNATIONAL CORPORATION (ATIC)

GARY P. BENNETT
Chairman, President and
Chief Executive Officer

V. LEHMAN WOODS
Executive Vice President,
Chief Financial Officer

DAVID M. NOLF
Secretary

WILLIAM A. REED
Vice President


JOINT VENTURE
--------------------------------------------------------------------------------

AUTOMATION SOFTWARE, INCORPORATED (ASI)

BRYN EDWARDS
President and
Chief Executive Officer

STEPHEN E. LOGEE
Vice President

THOMAS KUNEMAN
Secretary and
Chief Financial Officer