Form 10-K, Exhibit 13
period 1998-03-31
ANALYSIS & TECHNOLOGY INC
filed 1998-06-25
CIK 310876

                                                                      Exhibit 13

[LOGO A&T]                              1998 Annual Report Analysis & Technology


                                                                A FOCUSED VISION

COMPANY PROFILE


Analysis & Technology creates technology-based solutions through engineering and information technologies. Our subsidiary, Interactive Media Corp. creates technology- and Web-based training using leading-edge multimedia technologies.

ENGINEERING AND INFORMATION TECHNOLOGIES

We design, develop, and prototype mission-critical electronic systems for ships and aircraft, incorporating commercial off-the-shelf (COTS) technology. We also work with clients to provide ship engineering services, including vibration control, applied mechanics, materials and composites analysis, and naval architecture.

Analysis & Technology integrates the latest advances in voice, data, and image processing and communications technologies with object-oriented applications, management of dynamic data, and data fusion methodologies. We enable clients to reach better decisions through sophisticated technology and through human factors engineering.

TECHNOLOGY-BASED TRAINING

Interactive Media Corp. combines proven instructional techniques with multimedia content and Web-based delivery to improve organizational performance. Our consultants coordinate a diverse spectrum of disciplines - software engineering, instructional design, human factors engineering, graphic design, and video production - to assure that client training objectives are met.

VISIT US ON THE INTERNET AT HTTP://WWW.AATI.COM

Analysis & Technology was awarded a record $345.6 million in new contracts during fiscal 1998.

Interactive Media Corp. increased its commercial revenue 59% over the prior year.


CONTENTS

2    Letter to Shareholders

5    Operations Overview

13   Financial Information

34   Directors and Officers

35   Corporate Information

SELECTED FINANCIAL DATA


Amounts in millions except per share data
Year ended March 31,                                    1998            1997            1996
--------------------------------------------------------------------------------------------
Revenue from continuing operations                  $  160.0        $  142.5        $  122.9
Net earnings from continuing operations             $    4.2        $    3.4        $    3.2*
Weighted average shares outstanding
             Basic                                      3.53            3.50            3.62
             Diluted                                    3.85            3.61            3.74
Earnings per share from continuing operations
             Basic                                  $   1.19        $   0.96        $   0.88*
             Diluted                                $   1.07        $   0.93        $   0.85*
Dividend                                            $   0.21        $   0.20        $   0.18
Dividend yield                                           1.0%            2.0%            2.0%
P/E ratio                                               19.2            10.5            10.4
Debt/equity ratio                                        5.6%            7.0%            7.8%
Shareholders' equity                                $   44.3        $   40.0        $   39.3

*without R&D tax credit



Revenue up 12% over prior year

Net Earnings up 24% over fiscal 97

Earnings per share up 15%

Analysis & Technology's common stock is currently traded on the NASDAQ National Market under the symbol AATI. The high and low sale prices of the Company's common stock for each quarter from April 1, 1996 through March 31, 1998 are listed to the right. Dates shown indicate the end of the quarter.

During fiscal 1998, the Company's Board of Directors approved a 3-for-2 stock split which was distributed in the form of a stock dividend on January 29, 1998 to shareholders of record as of January 2, 1998. On May 27, 1998, there were approximately 310 shareholders of record and 3,669,239 shares of common stock outstanding.

Also during fiscal year 1998, the Company declared an annual cash dividend of $0.21 per share, payable on April 17, 1998, to shareholders of record as of March 31, 1998. The annual cash dividend for the fiscal year ended March 31, 1997 was $0.20 per share.

[GRAPHIC]

TO OUR SHAREHOLDERS

A Focused Vision

Fiscal 1998 was an extraordinary year for Analysis & Technology, and our many accomplishments indicate that our strategies to grow the Company and increase shareholder value are right on track. Our financial results were strong, including a 24% increase in net earnings, a 12% rise in revenue, and improved operating margins, which grew from 4.7% to 5.0%. Building our technology-based training subsidiary, Interactive Media Corp., was a key strategic goal for the year, and we achieved substantial progress, including a 59% increase in commercial revenue. In fiscal 1998, we were also awarded a record number of new contracts and completed five acquisitions.

These accomplishments were consistent with our vision to build our core engineering and information technologies business with the Department of Defense while developing our technology-based training business in new government and commercial markets. Commercial technology-based training offers us the opportunity for operating margins of approximately twice our core engineering/information technology business.

Net earnings for fiscal 1998 were $4.2 million compared to $3.4 million for the prior year. Diluted earnings per share increased 15% to $1.07 from $0.93 a year ago, while basic earnings per share increased 24% to $1.19 from $0.96. Fiscal 1998 revenue rose 12% to $160.0 million compared to $142.5 million in the previous fiscal year. The recent year's results include a non-recurring after-tax gain of approximately $87 thousand.

We achieved improved margins in both our core engineering/information technologies business and in our technology-based training subsidiary through improved cost controls, and are very satisfied with our business momentum entering fiscal 1999.

OUR VISION TO GROW ANALYSIS & TECHNOLOGY IS FOCUSED ON PROVIDING NETWORK-CENTRIC TECHNOLOGY SOLUTIONS FOR CLIENTS IN BOTH OUR CORE ENGINEERING/IT AND TECHNOLOGY-BASED TRAINING BUSINESSES.

Engineering/Information Technologies

In our engineering/information technologies (IT) business, fiscal 1998 was a record year for new contract awards, which amounted to $345.6 million. Changes to our bidding and proposal writing activities were key to this success, and we remain pleased with the distribution of our contracts within the U.S. Navy. Major customers include the Naval Undersea Warfare Center, Naval Surface Warfare Center, Navy systems commands, and foreign military sales. Contractual backlog at the close of fiscal 1998 was $589 million, up 23% over the prior year.

Strategic acquisitions contributed to the 11% revenue growth in our engineering/IT business. In October, we acquired Command Control, Inc., a leading provider of information technology and command, control, computers, communications, and intelligence (C(4)I) services to the U.S. Army. The addition of Cambridge Acoustical Associates, which we acquired in February 1998, enhances our ability to handle the sophisticated ship engineering design work required by many of our defense customers, and is important to our participation in the New Attack Submarine program. The integration of both companies is moving ahead on schedule.

Antisubmarine warfare is receiving increased attention by Department of the Navy planners. During fiscal 1998, we strengthened our Navy antisubmarine warfare capability by hiring retired Vice Admiral Jim Fitzgerald, formerly of Lockheed-Martin, to head up our antisubmarine warfare-C(4)I efforts. We are pleased to have Jim on board.

While the overall Department of Defense budget is projected to be stable, growth opportunities are expected to continue in areas where we can apply our system integration and software engineering abilities, including C(4)I, antisubmarine warfare, advanced training opportunities, mine warfare, field service engineering, and commercial off-the-shelf (COTS) products insertion. Specifically, we are pursuing opportunities in the New Attack Submarine, Surface Combatant-21 (SC-21), and Information Technology for the 21st Century (IT-21) programs.

Technology-based Training

In fiscal 1998, we created a subsidiary focused on technology-based training by combining several of our existing organizational units. To optimize marketing opportunities in the commercial sector, we created a separate corporate identity for the new subsidiary and named it Interactive Media Corp. Susan Varnadoe, who has played a significant role in building this business for the Company, was named President of the subsidiary.

Interactive Media progressed well in fiscal 1998. Sales to commercial clients grew 59% to $14.7 million. Interactive Media's team has continued to strengthen its sales staff, and we now have a base of more than 100 commercial customers that includes MCI, Ameritech, GTE, Royal Bank of Canada, National City Bank, Merck, and SmithKline Beecham.

The acquisition of two companies -- UP, Inc. and Interactive Media Solutions -- contributed to the strong growth this year. We are pleased that key executives from both UP and IMS have remained with us to help build our technology-based training business. In addition, we have recently promoted the managers of Interactive Media's Northeast and Southeast regions to the position of Vice President, where they will have the opportunity to build upon the strong contributions they have already made to the subsidiary's growth.

During the year, Interactive Media won a five-year multiple award contract from the Internal Revenue Service which has a potential value of $55 million. We look forward to supporting the IRS's training and skill assessment efforts using distance learning and computer-based training technologies.

Looking ahead, Analysis & Technology is well positioned to benefit from the growing demand for Web-based training. We are confident that our approach to training is an important addition to the mix of products and services we offer our customers. We will continue to pursue new contracts with leading telecommunications and financial services companies.

ISO 9001 Registration

Just subsequent to the close of fiscal 1998, Analysis & Technology achieved ISO 9001 corporate registration for its quality systems, a distinction that reflects the dedication of our people who have worked hard and long to bring our quality program to this level. The quality systems at several of our locations were ISO 9001 registered prior to this event. Our Company intranet has proved a valuable asset to corporate-wide registration, making the quality infrastructure easily available to all of our field locations. ISO 9001 registration is a critical competitive factor, and an important requirement for the success of our strategy for growth.

Shareholder Value Initiatives

Early in fiscal 1998, the Board of Directors voted to expand our share repurchase program. In addition, we completed a three-for-two stock split in January 1998, distributed in the form of a stock dividend. The Company also increased the annual cash dividend to $0.21 per share from $0.20 for the prior year. Analysis & Technology has increased its annual cash dividend without interruption since 1972.

Outlook

We believe that the strong results we achieved in fiscal 1998 have established a basis for continued success in fiscal 1999. We continue to be optimistic about the prospects for our core engineering/IT and technology-based training businesses, and we will remain focused on improving margins in both segments.

As we look ahead, our strategic vision remains unchanged. We plan to continue to grow through internal efforts and by pursuing non-dilutive acquisitions of companies that complement our existing businesses.

We feel confident in the strength of our business in fiscal 1999 and beyond: we continue to have a strong position in growing high-priority Department of Defense programs and the market for technology-based training continues to grow rapidly, according to leading market researchers.

Our staff has worked hard to remain focused on our customers, and to develop new customer relationships. I am confident in the ability of our people to continue the level of excellence that has enabled us to achieve such strong results. We remain dedicated to building shareholder value through our strategic choices.

I look forward to reporting on our further progress to you throughout the year. We appreciate your interest and your ownership in Analysis & Technology.

/s/Gary P. Bennett
------------------
Gary P. Bennett
Chairman, President, and Chief Executive Officer

ENGINEERING AND INFORMATION TECHNOLOGIES


THE TECHNOLOGY OF OUR BUSINESS CHANGES RAPIDLY. NETWORK-CENTRIC INFORMATION TECHNOLOGY IS INCREASINGLY IMPORTANT TO BOTH OF OUR STRATEGIC BUSINESS AREAS. BUT OUR TRADITION OF CUSTOMER FOCUS REMAINS UNCHANGED AND CRITICAL TO OUR ROLE AS A LEADER IN TECHNOLOGY SOLUTIONS.

[TECHNOLOGY-BASED TRAINING SYSTEMS LOGO]

ENGINEERING AND INFORMATION TECHNOLOGIES


COMMERCIAL OFF-THE-SHELF TECHNOLOGY

Acquisition reform has driven the trend to deploy commercially available system components and equipment in Department of Defense systems. Analysis & Technology was an early enabler of commercial off-the-shelf (COTS) technology in U.S. Navy ship-board systems, and has in-house the precision machining, metal and electronics fabrication, software development tools, and engineering capabilities required to deploy a broad range of COTS-based prototypes.

NEW ATTACK SUBMARINE

Analysis & Technology is an acknowledged leader in undersea and antisubmarine warfare, and is becoming a key contributor to the Navy's next generation of sub, the New Attack Submarine (NSSN). We work with system commands, laboratories, the fleet, and prime contractors, to develop, introduce, and maintain systems to assure U.S. superiority in undersea warfare.

MINE WARFARE

The U.S. Navy is devoting substantial resources to the development of offensive and defensive mine warfare capability, since mining is considered a primary force multiplier in regional conflicts. Analysis & Technology provides products and services in a variety of mine warfare projects, including airborne laser mine detection systems, mine hunting sonar improvements, advanced mine sweeping systems development, and critical education and training programs.

SYSTEMS INTEGRATION SOLUTIONS PROTOTYPING ACOUSTICS

Analysis & Technology provides critical engineering and information technology solutions to both government and commercial clients. The key to our success has been our ability to build customer loyalty and leverage high-end technologies to improve system performance and control costs.

The U.S. Department of Defense represents a major market for these services. Our strategy for this market is focused on high-priority programs and functions that play to Analysis & Technology's core competencies. They are C(4)I, antisubmarine and undersea warfare, training, mine warfare, field service engineering, and commercial off-the-shelf technology (COTS) insertion, where we can apply our system integration and software engineering abilities. The key Navy programs we have targeted are the New Attack Submarine (NSSN), Surface Combatant (SC-21), and the Information Technology for the 21st Century initiative, known as IT-21.

Through aggressive pricing, recruiting key personnel, and making strategic acquisitions, we have increased our revenue from the Navy and achieved initial market penetration within the U.S. Army. Through extensive quality audit and review, we've achieved corporate-wide ISO 9001 registration, a critical competitive credential for expanding work with the Department of Defense. Through disciplined cost controls, we have also improved operating margins in this competitive business.

Several market trends favor Analysis & Technology as we pursue our strategies in this market. The Department of Defense budget is stable in the $250 billion range. Although the Navy budget has stabilized at around $78 billion (in constant dollars), according to Jane's Information Group, significant changes are occurring due to acquisition reform and shifting strategic priorities.

Acquisition reform is realigning former competitors into partners and has driven the trend to infuse COTS technology into Department of Defense systems faster and more cost effectively. The Navy is seeking to redirect funding from shoreside infrastructure to warfighter systems and platforms, and to do more outsourcing. Computer and communications technology is growing in importance as the Navy seeks to use information superiority to increase combat power and improve battle management. Ship and shoreside systems are increasingly network-centric, with worldwide communications capabilities a basic requirement. Analysis & Technology is well positioned to benefit from this shift.

SYSTEM AND ENGINEERING TECHNOLOGIES

Our full spectrum system integration and engineering capabilities include ship design, electronic system design for ships and aircraft, and weapons system analysis and development. Analysis & Technology employs a broad array of critical technologies and related acquisition management activities in support of its customers. Our system engineers begin with defining system requirements and then develop a complete solution that works seamlessly with other ship systems.

We are supporting the Navy's emphasis on fielding specific engineering solutions to existing fleet problems, rather than on extensive theoretical studies. Our systems design/ integration and prototype skills align with this emphasis, as does the Company's extensive experience with integrating cost effective COTS products. We develop prototype system solutions -- from algorithm design to software integration to fabrication to installation to life cycle support, including operating guidelines.

In addition, our in-house fabrication facilities, which can accommodate limited production runs of prototype systems, enable us to capitalize on projected growth in the Navy's procurement budget.

Analysis & Technology's ship engineering skills include noise and vibration control, materials and composites analysis, and naval architecture and marine engineering. We enjoy technical leadership in this area, and are recognized by Navy agencies, ship builders, and combat system prime contractors for our comprehensive ship engineering services. (continued)

During fiscal 1998, we acquired Cambridge Acoustical Associates, Inc. which further deepened Analysis & Technology's expertise in the areas of dynamics of submerged structures, radiated noise analysis, and passive and active noise control. The firm's clients include Johns Hopkins University/Applied Physics Laboratory and the Naval Surface Warfare Center.

The Company's leadership was evident in fiscal 1998 with the winning of several key contracts, including the following (amounts presented are the contracts' potential values over five years):


- $34.6 million multiple award with the Fleet Technical Support Center, Norfolk, to provide installation, maintenance, repair, and overhaul of surface ship undersea warfare systems;


- $25 million with the Naval Surface Warfare Center, Carderock Division, for combat systems in-service engineering for submarines, surface ships, and shore-side installations; and


- $22.6 million, also with the Naval Surface Warfare Center, for innovative engineering and prototype system development for advanced acoustic signature reduction projects.

INFORMATION TECHNOLOGIES

The Department of Defense is creating a network-centric infrastructure for command, control, communications, computers, and intelligence (C(4)I) that will provide force commanders critical, real-time information to support planning and combat decisions. Our early start in the development of object-oriented programs has enabled us to build an extensive library of object code, which cuts development time for new systems initiatives. We help our customers improve the capability, responsiveness, and reliability of their C(4)I systems, and plan to grow by leveraging our involvement in joint initiatives in this field.

The estimated size of the market for the information technologies, information warfare, and security systems that support C(4)I is as high as $40 billion, according to Command and Control Consulting, Inc. This area is expected to receive increased funding as the Department of Defense evolves the complex network configurations that allow force commanders to visualize the entire field of battle.

The Navy's Information Technology for the 21st Century (IT-21) initiative will provide the infrastructure for C(4)I systems and communications. We feel the Navy will make significant near-term investment to build the new architecture to support C(4)I -- upgrading the communications backbone of wideband radio, terrestrial fiber, and local area networks. We believe Analysis & Technology's technical strengths qualify us for increased involvement in several areas of this effort:

- implementation of the Defense Information Infrastructure/ Common Operating Environment (DII/COE) segments into the IT-21 backbone; providing network solutions consistent with IT-21 standards for server software, electronic mail, and office suite; and

- developing and implementing data compression technology to support increased data transmission over existing networks.

The Company's acquisition of two firms during fiscal 1998 adds to our strength in this arena. Command Control, Inc. provides C(4)I services to the U.S. Army Forces Command and to the U.S. Special Operations Command, including network services, system engineering, system analysis, programming and database design and development. The purchase of a division of Dalco Electronics Corp. enables us to provide field engineering services to meet the Navy's growing need to service its C(4)I equipment. These acquisitions expand our C(4)I business base within the Department of Defense and provide a springboard to support programs involving joint Army, Navy, and Air Force initiatives.

As the primary developer of sensor performance prediction and decision support systems for the Naval Sea Systems Advanced Systems and Technology Office, Analysis & Technology already enjoys niche market leadership within the Navy market. Our tactical decision aid tools use data fusion and overlay techniques to organize and display the massive amounts of data available to warfighters in real time.

During fiscal 1998, we were awarded several five-year contracts with substantial potential value in the C4I arena:

- $21.1 million with the Naval Research Laboratory for littoral/expeditionary warfare systems support and environmental acoustic analysis;

- $16.9 million with the Fleet Technical Support Center, Atlantic, for maintenance and design engineering improvements for antennas associated with electronic warfare systems and

- $11.4 million multiple award with the Naval Undersea Warfare Center for software systems engineering.

C(4)I DECISIONWARE DATA DRIVEN PROCESSES WEB TECHNOLOGIES

TRAINING/READINESS

The U.S. Navy is outsourcing a growing percentage of its total training requirements, and increasingly moving its training operations to the fleet to save shore-side infrastructure expense and time away from duty stations. Analysis & Technology provides both training specialists who can live aboard ship while conducting training, as well as technology-based training systems which are easily deployable pier-side and onboard.

SURFACE COMBATANT-21

The Navy plans a new generation of surface warships for the 21st century through its Surface Combatant-21 initiative. Analysis & Technology's engineers and scientists offer unique backgrounds and experience in acoustics, structureborne noise sources, tactics, and sonar signal processing, which we plan to deploy in support of SC-21.

INFORMATION TECHNOLOGY FOR THE 21ST CENTURY


The Department of Defense is creating a network-centric infrastructure to provide real-time information to support planning and combat decisions. Our subsidiary, Integrated Performance Decisions (IPD), has contributed to this effort through development of the Meteorology and Oceanography (METOC) system. METOC provides high resolution satellite imagery and up-to-the minute weather data for command, control, computers, communications, and intelligence (C(4)I) decisions.

TECHNOLOGY-BASED TRAINING SYSTEMS

CUSTOM DEVELOPMENT: HIGH OCTANE

As a custom developer of performance improvement systems, Interactive Media must produce cost effective, timely, and high-quality systems for clients. We take advantage of reusable code in the form of a proprietary multimedia presentation engine and automated storyboarding tool we call "High Octane" to simplify courseware development. High Octane decreases the effort required for many of the most time-consuming multimedia development and modification operations.

CLIENT FOCUS

Our clients remain at the center of every phase of Interactive Media's training delivery process. Listening to the customer is key. We see the training model as a blend of different methods depending on a company's industry, learning-style, and budget. Vertical market knowledge enables us to consult with clients to identify the best performance improvement solutions, and our development process closely involves clients so that the training system delivered achieves objectives.

WEB-BASED TRAINING

Web-based training, on-line learning, and distance learning are all redefining the delivery and capability of corporate training. Interactive Media provides clients with training systems designed to optimize the potential of these delivery methods while minimizing their limitations. Network-based training adds significantly to the mix of products and services we can offer to clients.

WEB-BASED TRAINING INSTRUCTIONAL DESIGN HUMAN FACTORS ENGINEERING

[INTERACTIVE MEDIA LOGO]

Analysis & Technology's Interactive Media Corp. subsidiary creates technology- and Web-based training using leading-edge multimedia technologies incorporating text or data, graphics or images, sound or music, animation and digital video. By combining media types, our team of professionals can produce interactive training that not only trains but, when desired, also entertains.

Interactive Media was created as a wholly-owned subsidiary of Analysis & Technology during fiscal 1998 by combining several existing business units. The subsidiary's first year was eventful and successful. Commercial revenue grew 59% to $14.7 million, accounting for 70% of Interactive Media's fiscal 1998 revenue. Contributing to growth were the strategic acquisitions of two companies -- Interactive Media Solutions, Inc., based in San Francisco, and UP, Inc. based in Herndon, Virginia. Both firms added Fortune 1000 companies to our customer base.

Our performance improvement model varies, depending on a company's budget and learning style. Web-based training is an important market development that adds significantly to the mix of training products and services we can field.

Core competencies include computer- and Web-based training, human factors engineering, software engineering, graphic design, video production, distance learning, and performance support systems (PSS). Our interactive multimedia training systems build on our strengths and expertise in database development and networks. This broad base of information technology capabilities has positioned us well for the emerging Web-based training delivery channel.

Before the first line of courseware code is developed, Interactive Media's instructional designers work with clients to determine the best learning model to utilize, and what specific behavioral training objectives must be met. Even prior to this, Interactive Media account executives have consulted with clients to determine the most appropriate performance improvement approach, given the client's industry and particular business or product strategy. (continued)

Market Trends

Why training, why now? The unprecedented rate of change in technology and business processes has produced many benefits for companies. But rapid change has also contributed to an emerging skills gap that has made it more difficult for businesses to fill positions, train new hires and keep veteran employees up to speed.

This skills gap has been compounded by yet another dynamic: compared with the pace of change in technological and business climates, traditional training methods are slow - and costly.

Last year, U.S. corporations spent approximately $60 billion on training, according to Dataquest, the market research arm of the Gartner Group. The majority of these expenditures went for traditional instructor-led training. Market researchers estimate that 17% to 25%, or up to $15 billion, of total corporate spending is directed to technology or computer-based training.

This segment of the training market, however, is expected to experience accelerated growth, according to industry experts. The market for high-end multimedia training systems is estimated at approximately $4.5 billion, up 80% from $2.5 billion in 1996, according to Training Magazine. Corporate spending on Web-based training, in which training content is delivered over the Internet or a private intranet, could reach as much as $6 billion by 2002, International Data Corp. reported. In contrast, instructor-led training is expected to grow at approximately 7% a year through 2001, according to the same source. (continued)

Interactive Media staff possess content expertise in our target vertical markets: telecommunications, financial services, and pharmaceuticals, which we find is important in helping clients reach the most effective performance improvement solution. Our demonstrated ability to deliver quality products and service on schedule has been a key factor in our success.

During fiscal 1998, Interactive Media also struck a strategic marketing alliance with Macromedia, the San Francisco-based software product developer. The alliance combines Macromedia's technology-based training development tools with Interactive Media's custom training development services to implement on-line learning solutions for corporations across the country.

Interactive Media also won a multiple award contract with the Internal Revenue Service. Under the contract, which has a potential value of $55 million over five years, we will support the agency's efforts to improve the performance of its 114,000 employees through skill assessment and training. We will perform cost-benefit and emerging technology studies, develop new approaches to personnel assessments, and will develop instructional materials including distance learning and computer-based training. Results like these reflect the technical depth and customer focus of Interactive Media.

With nine locations coast to coast and more than 300 professionals, Interactive Media is one of the largest custom technology-based training developers in the U.S. Many large corporations have recognized the strategic benefits of using interactive multimedia tools for employee development and training initiatives. By providing superior products and service, we have been able to build a customer base that includes Fortune 1000 companies, which often require both a local presence and balanced project teams.

Market Trends

MARKET DRIVERS FOR TECHNOLOGY- AND WEB-BASED TRAINING INCLUDE:

- cutting training costs dramatically by eliminating excessive travel and classroom expenses;

- improving training effectiveness and return on investment by enabling employees to learn faster and retain more information than with traditional methods;

- increasing employee productivity by delivering training whenever and wherever employees need it; and

- providing built-in methods to track trainees' progress, including evaluating them and certifying work completion.

The computer-based training market is shared by three types of companies: title providers, tool providers, and custom developers, like Interactive Media Corp. Title providers sell off-the-shelf training for generic IT products or business skills, e.g. "Trouble shooting LANs" or "Sales Skills for the Beginner." Tool providers sell authoring development software that companies utilize to build their own interactive courseware. Sample products are Macromedia's Authorware(TM) and Director(TM). Custom developers build complex and/or lengthy courseware that requires sophisticated development capabilities that exceed the capability or capacity of most in-house training departments.

The custom technology-based training market has been highly fragmented, with numerous small providers in various regions of the country. Recently, it has been marked by consolidation, as tool providers have acquired these firms to add custom-development services to their product offerings. Interactive Media expects to continue to participate in the consolidation trend as an acquirer.

FINANCIAL INFORMATION

                             Selected Financial Data
                                       14

                             Management's Discussion
                                  and Analysis
                                       15

                             Consolidated Financial
                                   Statements
                                       18

                              Notes to Consolidated
                              Financial Statements
                                       22

                                   Independent
                                Auditors' Report

SELECTED FINANCIAL DATA: A FIVE YEAR SUMMARY



Years ended March 31,                                            1998          1997          1996           1995           1994
Amounts in thousands except per share and employee data
Revenue from continuing operations                          $ 159,956      $142,547     $ 122,924      $ 131,174      $ 129,359
Costs and expenses                                            152,011       135,777       116,670        125,222        124,000
-------------------------------------------------------------------------------------------------------------------------------
Operating earnings from continuing operations                   7,945         6,770         6,254          5,952          5,359
Interest expense, net                                             171           319           512            542            554
Other, net                                                       (570)          638           338            269            433
-------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
   income taxes                                                 8,344         5,813         5,404          5,141          4,372
Income taxes on earnings from
   continuing operations                                        4,152         2,437         1,816          2,171          1,856
-------------------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                     $   4,192      $  3,376     $   3,588      $   2,970      $   2,516
-------------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
Loss from discontinued operations,
   net of income tax (expense) benefit                           --            --            (195)          (197)           (17)
Loss on disposal of discontinued operations,
   net of income tax benefit                                     --            --          (1,316)          --             --
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                $   4,192      $  3,376     $   2,077      $   2,773      $   2,499
===============================================================================================================================
Basic earnings per share:
   Continuing operations                                    $    1.19      $   0.96     $    0.99      $    0.84      $    0.76
   Discontinued operations                                       --            --           (0.42)         (0.05)         (0.01)
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                    $    1.19      $   0.96     $    0.57      $    0.79      $    0.75
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common and common
   equivalent share:
     Continuing operations                                  $    1.07      $   0.93     $    0.96      $    0.80      $    0.71
     Discontinued operations                                     --            --           (0.40)         (0.05)         (0.01)
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common and
   common equivalent share                                  $    1.07      $   0.93     $    0.56      $    0.75      $    0.70
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares and common
   equivalent shares outstanding:
     Basic                                                      3,530         3,500         3,624          3,520
                                                                                                                          3,224
     Diluted                                                    3,850         3,609         3,741          3,704          3,550
Dividends per share                                         $    0.21      $   0.20     $    0.18      $    0.17      $    0.16
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                             $  14,455      $ 16,578     $  19,789      $  15,610      $  12,676
Contract receivables                                        $  25,637      $ 24,693     $  24,250      $  27,322      $  24,174
Total assets                                                $  63,609      $ 57,813     $  56,437      $  61,003      $  54,438
Long-term debt (including current installments)             $   2,490      $  2,803     $   3,081      $   7,242      $   4,631
Shareholders' equity                                        $  44,347      $ 39,989     $  39,279      $  37,174      $  34,442
Equity per common share                                     $   12.27      $  11.61     $   10.73      $   10.45      $    9.91
Number of full-time employees                                   1,606         1,502         1,373          1,535          1,556
-------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table shows the relationship of selected income statement items to revenue and presents earnings per share for the last three years:

Year ended March 31,                                               1998            1997            1996
---------------------------------------------------------------------------------------------------------
Percentage of Revenue:
Revenue from continuing operations                                100.0%          100.0%          100.0%
Costs and expenses                                                 95.0            95.3            94.9
Operating earnings from continuing
   operations                                                       5.0             4.7             5.1
Earnings from continuing operations
     before income taxes                                            5.2             4.1             4.4
Income taxes on earnings from
   continuing operations                                            2.6             1.7             1.5
Net earnings from continuing operations
   without R&D tax credits                                          2.6             2.4             2.6
Net earnings from continuing operations
   including R&D tax credits                                        2.6             2.4             2.9
Discontinued operations:
   Loss from discontinued operations,
     net of income tax benefit                                     --              --              (0.2)
   Loss on disposal of discontinued
     operations, net of income tax benefit                         --              --              (1.1)
Net earnings                                                        2.6%            2.4%            1.7%
Basic earnings per common share:
   Continuing operations without R&D
     tax credits                                               $   1.19        $   0.96        $   0.88
   Continuing operations including R&D
     tax credits                                               $   1.19        $   0.96        $   0.99
   Discontinued operations                                         --              --          $  (0.42)
---------------------------------------------------------------------------------------------------------
   Net earnings                                                $   1.19        $   0.96        $   0.57
=========================================================================================================

Diluted earnings per common and common equivalent share:
     Continuing operations without
       R&D tax credits                                         $   1.07        $   0.93        $   0.85
     Continuing operations including
       R&D tax credits                                         $   1.07        $   0.93        $   0.96
     Discontinued operations                                       --              --          $  (0.40)
---------------------------------------------------------------------------------------------------------
   Net earnings                                                $   1.07        $   0.93        $   0.56
=========================================================================================================


The major factors in the comparison of fiscal 1998 with fiscal 1997 are as follows:

-        Revenue increased 12.2% to $160.0 million from $142.5 million.

- Revenue for the Company's Engineering and Information Technologies (Engineering/IT) business increased 11.5%.

- In July 1997, the Company formed a new subsidiary, Interactive Media Corp. (Interactive Media), consolidating several business units into an interactive multimedia training organization with a charter to grow the Company's commercial technology-based training business.

- Interactive Media's revenue increased 17.3%, including a 58.7% increase in commercial revenue. During the fiscal year, Interactive Media's work mix shifted from Department of Defense business to commercial business.

-        Operating margin increased to 5.0% from 4.7%.

    - Operating margin was 5.3% without the effect of a non-recurring software charge.

    - Operating margin was 5.3% for Engineering/IT and 5.4% for Interactive Media.

    - Margins improved due to improved cost controls. Also contributing to margin improvement in Interactive Media was a decrease of fixed indirect expenses as a percent of revenue due to revenue growth.

- Net earnings were $4.2 million compared with $3.4 million, an increase of 24.2%. During fiscal 1998, the Company sold its share of a joint venture, Automation Software Incorporated (ASI), and took the software charge previously noted. The joint venture sale increased the Company's effective tax rate. The net effect of these non-recurring items and their tax effects was an after-tax gain of $87 thousand.

- Basic earnings per share increased 24.0% to $1.19 from $0.96. On a fully diluted basis, earnings per share increased 15.1% to $1.07 compared to $0.93.

- A three-for-two stock split in the form of a stock dividend was distributed on January 29, 1998 to shareholders of record at the close of business on January 2, 1998.


Fiscal 1998 Compared with Fiscal 1997

Revenue increased 12.2% to $160.0 million in fiscal 1998 from $142.5 million in fiscal 1997. The revenue increase is attributable to continued growth in both the Company's Engineering/IT business and in its Interactive Media technology-based training business. In fiscal 1998, the Company's Engineering/IT revenue grew 11.5% to $140.0 million from $125.4 million in fiscal 1997. Interactive Media's revenue increased 17.3% to $20.1 million. Its commercial revenue increased 58.7% to $14.7 million. During the year, Interactive Media's work mix shifted from Department of Defense business to commercial business.

The Company made five acquisitions during the fiscal year. Within
Engineering/IT, the Company made the following acquisitions:

- Dalco Electronics Corporation's surface and electronic warfare equipment overhaul and repair business, annual revenue of approximately $1 million, acquired in August 1997.

- Command Control, Inc.'s command, control, computers, communications and intelligence (C(4)I) service business, annual revenue of approximately $4 million, acquired in October 1997.

- Cambridge Acoustical Associates, Inc.'s structural and acoustic analysis and passive and active noise control business, annual revenue of approximately $1 million, acquired in February 1998.

Within Interactive Media, the following companies were acquired:

- Interactive Media Solutions, Inc., annual revenue of approximately $1 million, acquired in April 1997. The Company is a technology-based training provider located in northern California.

- UP, Inc., annual revenue of approximately $7.3 million, acquired in November 1997. UP, Inc. is a technology-based training provider to clients in telecommunications, financial services, and other industries.

                                Analysis & Technology, Inc. and Subsidiaries  15

In total, these acquisitions added approximately $6.6 million to the Company's fiscal 1998 revenue.

During the year, total backlog varied between $461.7 million and $589.4 million. In fiscal 1998, $50.7 million of backlog expired without being funded, while in fiscal 1997, $19.5 million of backlog expired without being funded. The backlog used during fiscal 1998, plus the unfunded backlog that expired, was more than offset by newly awarded contracts and backlog added as a result of the Company's acquisitions. Backlog as of March 31, 1998 was $589.4 million, a 22.6% increase from $480.7 million at the end of fiscal 1997 and is well above the Company's benchmark of two and one-half times current revenue. Government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company's work. The extent to which backlog will be funded in the future cannot be determined.

Operating earnings increased 17.4% to $7.9 million from $6.8 million in fiscal 1997. Operating margins were 5.0% in fiscal 1998 compared with 4.7% in fiscal 1997. Fiscal 1998 operating earnings were negatively affected by software charges totaling $530 thousand, recorded in the second quarter of fiscal 1998, primarily for capitalized software development costs to support customers in the natural gas business and software development and related costs for image processing products which the Company deemed to be unrecoverable. Without these charges, the operating margin for fiscal 1998 was 5.3%.

Operating margin for Engineering/IT, without the software charges, increased from 5.0% in fiscal 1997 to 5.3% in fiscal 1998. Operating margin for Interactive Media during these same periods increased from 3.2% to 5.4%. Margins improved overall because of improved cost controls. Also contributing to margin improvement in Interactive Media was a decrease of fixed indirect expenses as a percent of revenue due to revenue growth.

Total other expenses were affected by the sale of the Company's interest in ASI to the Company's joint venture partner. The sale resulted in a pre-tax gain of $1.6 million in fiscal 1998. In addition, the proceeds from the sale were used to pay down long-term debt resulting in decreased interest expense in fiscal 1998. Other net expense increased in fiscal 1998 to 0.6% of revenue compared with 0.5% of revenue in fiscal 1997. The other net expense increase was due, in part, to the amortization of goodwill associated with the Company's fiscal 1998 acquisitions.

Earnings before income taxes increased 43.5% to $8.3 million from $5.8 million in fiscal 1997. The Company's effective tax rate on earnings before income taxes was 49.8% in fiscal 1998 compared with 41.9% in fiscal 1997. The effective tax rate was higher in fiscal 1998, primarily due to the recognition of deferred taxes on undistributed earnings of the Company's joint venture as a result of the sale, and due to an increase in nondeductible amortization of goodwill associated with the Company's acquisitions. The effective tax rate without the effect of the joint venture sale was 43.9%.

Net earnings increased 24.2% to $4.2 million from $3.4 million in fiscal 1997. The revenue increase and the operating margin increase both contributed to the net earnings increase. The net effect of the sale of the Company's interest in its joint venture and the software charges noted above and related tax effects was an after-tax gain of $87 thousand for fiscal 1998.

Basic earnings per common share increased 24.0% to $1.19 from $0.96 in fiscal 1997. Diluted earnings per common and common equivalent share increased 15.1% to $1.07 from $0.93 in fiscal 1997.

A three-for-two stock split in the form of a stock dividend was distributed on January 29, 1998 to shareholders of record at the close of business on January 2, 1998. All numbers of common shares and earnings per share amounts in this report have been restated to reflect this stock split.

The weighted average number of common shares used to compute basic earnings per share for fiscal 1998 and fiscal 1997, remained constant at 3.5 million. The weighted average number of common and common equivalent shares used to compute diluted earnings per share increased to 3.9 million in fiscal 1998 from 3.6 million in fiscal 1997. The increase was due primarily to an increase in the number of stock options outstanding and a higher average stock price, offset in part by the repurchase of the Company's shares as discussed more fully below in "Liquidity and Capital Resources."

Fiscal 1997 Compared with Fiscal 1996

Revenue from continuing operations increased 16.0% to $142.5 million in fiscal 1997 from $122.9 million in fiscal 1996. Revenue for the Company's core defense business increased by $15.4 million or 14.9% from the prior year. The acquisition of Vector Research in July 1996 contributed $10.3 million to this increase. Revenue for the Company's non-defense business increased 21.5% to $23.6 million. The Company's commercial technology-based training business grew 30.1% to $9.3 million.

The increase in revenue in fiscal 1997 is also attributable to an increase in non-labor related revenue. Non-labor related items such as purchased components, computer usage, travel, and work subcontracted to other companies totaled $33.0 million in fiscal 1997, a $7.1 million increase as compared with fiscal 1996. Non-labor related revenue increased due to an increase of work subcontracted to other companies and an increase in purchased components by the Company under a contract to provide minesweeping equipment to the U.S. Navy.

During fiscal 1997, total backlog varied between $463.9 million and $544.0 million. During the year, $19.5 million of backlog expired without being funded, while in fiscal 1996, $6.3 million of backlog expired without being funded. Backlog as of March 31, 1997 was $480.7 million, a 4.8% increase from $458.8 million at the end of fiscal 1996.

Operating earnings from continuing operations increased 8.3% to $6.8 million from $6.3 million in fiscal 1996. Operating margin from continuing operations was 4.7% in fiscal 1997 compared with 5.1% in fiscal 1996. The decrease in operating margin was primarily due to lower fees earned on fixed-price contracts and to increased expenditures in the Company's commercial training business, where the Company was building both its management and sales capabilities.

Total other expenses as a percentage of revenue remained constant at 0.7% for both fiscal 1997 and fiscal 1996. Interest expense decreased due to lower borrowing levels under the Company's revolving credit agreement as a result of cash generated by the sale of its subsidiary, General Systems Solutions, Inc.
(GSS) on October 31, 1995. Interest income decreased in fiscal 1997 as a result of the Company's acquisition of Vector Research. The Company's share of income from its former joint venture, ASI, was $90 thousand, a 74% decrease from the prior year.

16  Analysis & Technology, Inc. and Subsidiaries

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

Net earnings from continuing operations increased 5.9% to $3.4 million from $3.2 million in fiscal 1996 before the recognition of R&D tax credits. Basic earnings per common share from continuing operations without R&D tax credits increased 9.1% to $0.96 from $0.88 in fiscal 1996. Diluted earnings per common and common equivalent share from continuing operations without the R&D tax credits increased 9.4% to $0.93 from $0.85 in fiscal 1996. Net earnings for fiscal 1997, increased by 62.5% to $3.4 million from $2.1 million in fiscal 1996, which included the R&D tax credits and a $1.3 million after-tax loss on the sale of GSS. Basic earnings per common share increased 68.4% to $0.96, compared with $0.57 in the prior year. Diluted earnings per common and common equivalent share increased 66.1% to $0.93 from $0.56 in the prior year.

The weighted average number of common shares used to compute basic earnings per share decreased 3.5% to 3.5 million from 3.6 million in fiscal 1996. The weighted average number of common and common equivalent shares used to compute diluted earnings per share decreased 3.7% to 3.6 million from 3.7 million in fiscal 1996. The decreases were due in part to the repurchase of 263,550 common shares (post-split) under the Company's repurchase program.

Liquidity and Capital Resources

For fiscal 1998, net cash provided by operating activities totaled $7.8 million. The net cash increase resulted primarily from net earnings before deducting non-cash charges for depreciation of property and amortization of intangible assets, and a decrease in contract, notes, and other receivables of $1.1 million. The decrease in contract receivables was due primarily to faster payment by the government as a result of electronic processing of selected government invoices and to collection of receivables under firm fixed-price contracts. Contract receivables totaled $25.6 million, $24.7 million and $24.2 million as of March 31, 1998, 1997, and 1996, respectively, and represented approximately 40%, 43%, and 43% of total assets as of those dates. The average period of payment to the Company was 54 days at March 31, 1998; 58 days at March 31, 1997; and 71 days at March 31, 1996.

Net cash used in investing activities for fiscal 1998 totaled $9.1 million. Cash provided from the sale of ASI of $3.0 million was more than offset by facility expenditures and by expenditures for the Company's fiscal 1998 acquisitions. Payments for the acquisitions were made from existing cash and funds available under the Company's revolving credit agreement.

Net cash used in financing activities for fiscal 1998 totaled $670 thousand. The primary source of cash from financing activities was from the exercise of stock options. The primary uses of cash from financing activities were for the payment of dividends and the repurchase of the Company's common shares. On May 30, 1997, the Company announced it had expanded its share repurchase program. The Company's Board of Directors authorized the repurchase of an additional 450,000 shares or a total of up to 750,000 shares in amounts and at times and prices to be determined by the Company's management. Since the program was initiated in March 1996, the Company has repurchased 356,500 shares. Since March 31, 1997 the company has repurchased 92,950 shares under this repurchase program at current market prices on the dates of purchase. There are approximately 3.6 million shares outstanding at March 31, 1998.

Any capital needs not satisfied by cash generated from operations, were, and in the future will be, met with money borrowed by the Company under its revolving credit agreement. The total funds available to the Company under its revolving credit agreement at March 31, 1998 were $20.0 million. There was no borrowing under the Company's agreement as of March 31, 1998 and 1997.

It is anticipated that the Company's existing cash, together with funds generated from operations and available borrowings under its revolving credit agreements, will be sufficient to meet its normal working capital requirements for the foreseeable future. As of March 31, 1998, the Company does not have any major capital commitments.

The Company believes that inflation has not had a material effect on its business.

Year 2000 Conversion

The Company is in the process of conducting an assessment of its computer systems to identify the systems that could be affected by the "Year 2000" issue. The Company is evaluating appropriate courses of corrective action, including modification or replacement of certain systems. The Company presently believes that, with modifications to existing software and conversions to new software, the "Year 2000" issue will not pose significant operational problems for the Company's computer systems. The total cost of modification and replacement of affected systems is not expected to have a material effect on the Company's financial position or results of operations.

The "Year 2000" issue also creates risk for the Company from unforeseen problems from third parties with whom the Company deals. The Company is in the process of contacting its key suppliers, customers, and other third parties to determine the possible impact on its business. There can be no assurance that their "Year 2000" solutions will be successful. If third parties do not convert their systems in a timely manner, it could have a material impact on the Company's ability to conduct its business.

Forward-looking Statements

This report contains forward-looking statements, within the meaning of The Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and are subject to a number of risks and uncertainties. Statements relating to the Company's or management's intentions, hopes, beliefs, expectations, or predictions of the future are forward-looking statements. Forward-looking statements are set forth in the paragraphs above that discuss the Company's backlog, liquidity, capital resources, and "Year 2000" conversion. The Company cautions readers that actual results could differ materially from those in the forward-looking statements. The factors that could cause actual results to differ materially include the following: general economic conditions, Navy program funding priorities, budget reductions in defense programs, delays in the development and acceptance of new commercial products, pricing pressures from competitors and/or customers, and third party failures to complete their "Year 2000" conversions in a timely manner. A more complete discussion of business risk factors is included in the Company's Form 10-K for the year ended March 31, 1998.

                                Analysis & Technology, Inc. and Subsidiaries  17

CONSOLIDATED BALANCE SHEETS



As of March 31,                                                                     1998             1997

Assets
Current assets:
   Cash and cash equivalents                                                 $   953,677       $ 2,977,058
   Contract receivables (note 4)                                              25,637,041        24,693,115
   Notes and other receivables                                                   665,497           422,031
   Prepaid expenses                                                              831,928           777,030
----------------------------------------------------------------------------------------------------------
     Total current assets                                                     28,088,143        28,869,234
----------------------------------------------------------------------------------------------------------
Property, buildings and equipment, net (notes 5 and 6)                        14,886,072        13,963,973
----------------------------------------------------------------------------------------------------------
Other assets:
   Goodwill, net of accumulated amortization (note 5)                         15,401,697         9,463,588
   Product development costs, net of accumulated amortization (note 5)           301,993           563,702
   Deferred Compensation Plan investments (note 9)                             3,467,388         3,033,271
   Investment in joint venture                                                      --           1,391,548
   Notes receivable                                                              538,933              --
   Deposits and other assets                                                     504,508           409,965
   Deferred income taxes (note 7)                                                420,480           117,599
----------------------------------------------------------------------------------------------------------
                                                                              20,634,999        14,979,673
----------------------------------------------------------------------------------------------------------
     Total assets                                                            $63,609,214       $57,812,880
==========================================================================================================


Liabilities and Shareholders' Equity
Current liabilities:
   Current installments of long-term debt (note 6)                           $   328,646       $   313,032
   Accounts payable                                                              439,209         1,246,251
   Accrued expenses (note 10)                                                 11,350,703         9,375,659
   Dividends payable                                                             765,668           693,536
   Deferred income taxes (note 7)                                                749,238           662,773
----------------------------------------------------------------------------------------------------------
     Total current liabilities                                                13,633,464        12,291,251
Long-term debt, excluding current installments (note 6)                        2,161,083         2,489,652
Other long-term liabilities (note 9)                                           3,467,513         3,043,476
----------------------------------------------------------------------------------------------------------
     Total liabilities                                                        19,262,060        17,824,379
----------------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 4, 9, and 11)
Shareholders' equity (notes 8 and 9):
   Common stock, $.083 stated value. Authorized 11,250,000
     shares; issued and outstanding 3,614,537 shares in 1998
     and 3,443,681 shares in 1997                                                301,212           286,974
   Additional paid-in capital                                                  8,927,905         8,009,386
   Retained earnings                                                          35,118,037        31,692,141
----------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                               44,347,154        39,988,501
----------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                              $63,609,214       $57,812,880
==========================================================================================================


See accompanying notes to consolidated financial statements.




18  Analysis & Technology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31,                                                                 1998             1997            1996
                                                                                  -------------   -------------   -------------
Revenue from continuing operations                                                $ 159,956,294   $ 142,547,174   $ 122,923,875
Costs and expenses                                                                  152,011,128     135,777,206     116,669,930
                                                                                  -------------   -------------   -------------
       Operating earnings from continuing operations                                  7,945,166       6,769,968       6,253,945
                                                                                  -------------   -------------   -------------
Other expense (income):
   Interest  expense                                                                    296,209         397,417         640,660
   Interest income                                                                     (125,200)        (77,803)       (129,105)
   Equity in income of joint venture                                                    (16,969)        (90,445)       (345,842)
   Gain on sale of joint venture                                                     (1,591,483)             --              --
   Other, net                                                                         1,038,798         728,281         684,309
                                                                                  -------------   -------------   -------------
                                                                                       (398,645)        957,450         850,022
                                                                                  -------------   -------------   -------------
       Earnings from continuing operations before income taxes                        8,343,811       5,812,518       5,403,923
Income taxes on earnings from continuing operations (note 7)                          4,152,247       2,436,982       1,815,542
                                                                                  -------------   -------------   -------------
       Net earnings from continuing operations                                    $   4,191,564   $   3,375,536   $   3,588,381
                                                                                  -------------   -------------   -------------
Discontinued operations (note 3):
   Loss from discontinued operations, net of income tax
     benefit of $135,321 in 1996                                                             --              --        (194,730)
   Loss on disposal of discontinued operations, net of
     income tax benefit of $1,392,730 in 1996                                                --              --      (1,316,030)
                                                                                  -------------   -------------   -------------
       Net earnings                                                               $   4,191,564   $   3,375,536   $   2,077,621
                                                                                  =============   =============   =============
Basic earnings (loss) per common share:
   Continuing operations                                                          $        1.19   $        0.96   $        0.99
   Discontinued operations                                                                   --              --           (0.42)
                                                                                  -------------   -------------   -------------
     Basic earnings (loss) per share                                              $        1.19   $        0.96   $        0.57
                                                                                  =============   =============   =============
Diluted earnings per common and common equivalent share:
   Continuing operations                                                          $        1.07   $        0.93   $        0.96
   Discontinued operations                                                                   --              --           (0.40)
                                                                                  -------------   -------------   -------------
     Diluted earnings per common and common equivalent share                      $        1.07   $        0.93   $        0.56
                                                                                  =============   =============   =============
Weighted average shares and common equivalent shares
  outstanding (notes 2 and 8)
     Basic                                                                            3,530,006       3,499,742        3,623,95
                                                                                  =============   =============   =============
     Diluted                                                                          3,849,242       3,609,210       3,740,627
                                                                                  =============   =============   =============

See accompanying notes to consolidated financial statements.

                                 Analysis & Technology, Inc. and Subsidiaries 19

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Common Stock
                                           ----------------------    Additional                         Total
                                                           Stated       paid-in       Retained  shareholders'
Years ended March 31, 1998, 1997, and 1996     Shares       value       capital       earnings         equity
                                           ----------   ---------   -----------   ------------   ------------
Balances at March 31, 1995                  3,557,099   $ 296,425   $ 9,285,867   $ 27,591,401   $ 37,173,693
Proceeds from sale of common stock            103,356       8,613       678,343             --        686,956
Net earnings                                       --          --            --      2,077,621      2,077,621
Cash dividends declared - $.18 per share           --          --            --       (658,881)      (658,881)
                                           ----------   ---------   -----------   ------------   ------------
Balances at March 31, 1996                  3,660,455     305,038     9,964,210     29,010,141     39,279,389
Proceeds from sale of common stock             46,776       3,898       290,912             --        294,810
Repurchase and retirement of common stock    (263,550)    (21,962)   (2,297,238)            --     (2,319,200)
Net earnings                                       --          --            --      3,375,536      3,375,536
Tax benefit of stock options exercised             --          --        51,502             --         51,502
Cash dividends declared - $.20 per share           --          --            --       (693,536)      (693,536)
                                           ----------   ---------   -----------   ------------   ------------
Balances at March 31, 1997                  3,443,681     286,974     8,009,386     31,692,141     39,988,501
Proceeds from sale of common stock            263,806      21,984     1,651,832             --      1,673,816
Repurchase and retirement of common stock     (92,950)     (7,746)   (1,329,812)            --     (1,337,558)
Net earnings                                       --          --            --      4,191,564      4,191,564
Tax benefit of stock options exercised                                  596,499                       596,499
Cash dividends declared - $.21 per share           --          --            --       (765,668)      (765,668)
                                           ----------   ---------   -----------   ------------   ------------
Balances at March 31, 1998                  3,614,537   $ 301,212   $ 8,927,905   $ 35,118,037   $ 44,347,154
                                           ==========   =========   ===========   ============   ============

See accompanying notes to consolidated financial statements.

20 Analysis & Technology, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31,                                              1998          1997           1996
                                                               -----------   -----------   -----------
Operating activities:
   Net earnings                                                $ 4,191,564   $ 3,375,536   $ 2,077,621
   Adjustments to reconcile net earnings to net cash
     provided by continuing operations:
       Gain on sale of joint venture                            (1,591,483)           --            --
       Loss associated with discontinued operations                     --            --     1,510,760
       Equity in income of joint venture                           (16,969)      (90,445)     (345,841)
       Write-off of product development costs                      280,555            --            --
       Depreciation and amortization of property,
         buildings, and equipment                                2,379,912     2,528,929     2,670,248
       Amortization of goodwill                                    724,003       562,257       452,840
       Amortization of product development costs                   162,447       113,908       116,142
       Provision for deferred income taxes                        (537,216)     (744,685)       33,368
       Loss on sale of equipment                                   108,563       243,832       275,958
       Gain on sale of marketable securities                            --       (35,268)           --
       Decrease (increase) in:
         Contract, notes and other receivables                   1,054,340     3,535,670     2,955,243
         Prepaid expenses                                          405,847       858,565      (599,582)
         Other assets                                             (472,760)     (526,977)     (161,970)
       Increase (decrease) in:
         Accounts payable and accrued expenses                     661,164       173,527    (2,815,471)
         Other long-term liabilities                               424,037      (486,839)      298,103
                                                               -----------   -----------   -----------
         Net cash provided by continuing operations              7,774,004     9,508,010     6,467,419
         Net cash used for discontinued operations                      --      (400,000)   (3,344,693)
                                                               -----------   -----------   -----------
         Net cash provided by operating activities               7,774,004     9,108,010     3,122,726
                                                               -----------   -----------   -----------
Investing activities:
   Proceeds from sale of discontinued operations                        --            --     8,006,989
   Additions to property, buildings, and equipment              (3,030,794)   (2,327,142)   (1,748,387)
   Product development costs - continuing operations              (130,668)     (315,866)     (277,283)
   Product development costs - discontinued operations                  --            --    (1,124,560)
   Proceeds from the sale of equipment                              10,695        20,991         5,937
   Proceeds from sale of joint venture                           3,000,000            --            --
   Proceeds from sale of marketable securities                          --       205,603            --
   Acquisition of business units (net of cash acquired)         (8,976,384)   (4,932,757)     (217,359)
                                                               -----------   -----------   -----------
         Net cash provided by (used for) investing activities   (9,127,151)   (7,349,171)    4,645,337
                                                               -----------   -----------   -----------
Financing activities:
   Repayments of long-term borrowings                             (312,956)     (278,009)   (4,161,739)
   Repurchase of common stock                                   (1,337,558)   (2,319,200)           --
   Proceeds from sale of common stock                            1,673,816       294,810       686,956
   Dividends paid                                                 (693,536)     (658,881)     (616,153)
                                                               -----------   -----------   -----------
         Net cash used for financing activities                   (670,234)   (2,961,280)   (4,090,936)
                                                               -----------   -----------   -----------
   Increase (decrease) in cash and cash equivalents             (2,023,381)   (1,202,441)    3,677,127
   Cash and cash equivalents:
     Beginning of year                                           2,977,058     4,179,499       502,372
                                                               -----------   -----------   -----------
     End of year                                               $   953,677   $ 2,977,058   $ 4,179,499
                                                               ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

                                 Analysis & Technology, Inc. and Subsidiaries 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Description of Business, Acquisitions, and Divestitures

Analysis & Technology, Inc. (A&T) initially provided tactical analysis to the Office of Naval Research and sonar analysis to the Naval Underwater Systems Center, now known as the Naval Undersea Warfare Center. During the past 29 years, A&T and Subsidiaries (the Company) have grown to provide system and engineering technologies, technology-based training systems, and information technologies for the military, civil government agencies, and private industry. The Company has the following wholly-owned subsidiaries:

- Interactive Media Corp. (Interactive Media) which designs and implements training programs for commercial and government customers.

- Integrated Performance Decisions, Inc. (IPD), which develops and implements performance decision software products for U.S. Navy (the
         Navy) customers and provides software and information technology products and services for commercial customers.

- Analysis & Technology Australia Pty. Ltd. which provides training systems and software development services in Australia. Analysis & Technology International Corporation and Numerical Decisions, Inc. are subsidiaries formed by the Company to perform international work but are not currently operational.

The Company typically performs its Department of Defense services under cost reimbursement contracts whereby the U.S. Government reimburses the Company for contracted costs and pays a fee. In fiscal 1998, 1997, and 1996, the amount of the Company's non-defense revenue was $30.1 million, $23.7 million, and $20.2 million, respectively.

The Company has made the following acquisitions accounted for as purchases:

On November 14, 1997, the Company acquired all of the stock of UP, Inc. ("UP") of Herndon Virginia, for $5.3 million in cash plus related expenses. UP provides technology-based interactive multimedia training to clients in telecommunications, financial services and other industries. UP was merged into Interactive Media upon acquisition. Goodwill totaling $4.6 million was recorded in connection with this acquisition and is being amortized over 20 years. In connection with the acquisition of UP, assets acquired and liabilities assumed were as follows:

Assets:                  $ 2,457,020
Goodwill:                $ 4,620,211
Liabilities:             $ 1,702,566

In fiscal 1998, the Company also acquired: certain assets of Command Control, Inc. ("CCI") related to CCI's command, control, computers, communications and intelligence ("C(4)I") service business; Interactive Media Solutions, Inc. ("IAM"), a northern California-based interactive multimedia training supplier; Cambridge Acoustical Associates, Inc. ("CAA") of Medford, Massachusetts, which specializes in dynamics of submerged structures, acoustic analysis, and passive and active noise control; and the assets and rights relating to Dalco Electronics Corporation's surface and electronic warfare equipment overhaul and repair business of Virginia Beach, Virginia. Total goodwill of $1.9 million was recorded in connection with these acquisitions and is being amortized over 20 years.

On July 26, 1996, the Company acquired all of the stock of Vector Research Company, Inc. (Vector) of Rockville, Maryland for approximately $6.5 million in cash plus related expenses and assumption of tax liabilities. Vector provides engineering and technical services to U.S. Navy customers. Goodwill totaling approximately $3.5 million was recorded in connection with this acquisition and is being amortized over 20 years. In connection with the acquisition of Vector Research Company, Inc., assets acquired and liabilities assumed were as follows:

Assets:                  $ 4,472,752
Goodwill:                $ 3,480,650
Liabilities:             $ 1,541,835

On July 18, 1997, the company sold its interest in Automation Software, Incorporated to its joint venture partner, Brown & Sharpe Manufacturing Co. (NYSE:BNS) of Kingston, Rhode Island for $3.0 million. Net cash proceeds from the sale were $1.8 million, and as a result of the company's investment of approximately $1.4 million in the joint venture as of the date of the sale, a net after-tax gain of $405 thousand was recognized in the second quarter ended September 30, 1997.

22 Analysis & Technology, Inc. and Subsidiaries

Note 2

Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company:

- Principles of Consolidation - The consolidated financial statements include the accounts of A&T and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

- Cash Equivalents - For financial statement purposes, the Company considers all investments with original maturities of three months or less at the time of purchase to be cash equivalents.

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

- Depreciation and Amortization - Property, buildings, and equipment are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the life of the asset.

- Long-Lived Assets - Long-lived assets and certain identifiable intangibles are reviewed for impairment, based upon undiscounted future cash flows, and appropriate losses are recognized whenever the carrying amount of an asset may not be recovered in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

- Goodwill - Goodwill relating to the Company's acquisitions represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over periods ranging from five to thirty years. Determination of the straight-line period is dependent on the nature of the operations acquired. The Company evaluates the recoverability of goodwill on a periodic basis to assure that changes in facts and circumstances do not suggest that recoverability has been impaired. This analysis relies on a number of factors, including operating results, business plans, budgets, economic projections, and changes in management's strategic direction or market emphasis. The test of recoverability for goodwill is a comparison of the unamortized balance to expected cumulative (undiscounted) operating income of the acquired business or enterprise over the remaining portion of the amortization period. If the book value of goodwill exceeds undiscounted future operating income, the writedown is computed as the excess of the unamortized balance of the asset over the present value of operating income discounted at the Company's weighted average cost of capital over the remaining amortization period.

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

- Accounting for Investment in Joint Venture - The Company's 50% investment in its former joint venture, Automation Software, Incorporated, was accounted for using the equity method of accounting.

- Accounting for Stock-Based Compensation - The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Statement 123 addresses the accounting for the cost of stock-based compensation, such as stock options, and permits either expensing the cost of stock-based compensation over the vesting period or disclosing in the financial statement footnotes what this expense would have been. This cost would be measured at the grant date based upon estimated fair values, using option pricing models. The Company adopted the disclosure alternative of Statement 123 as of March 31, 1997.

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

                                 Analysis & Technology, Inc. and Subsidiaries 23

- Earnings Per Share - In the third quarter of fiscal 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share, for calculating earnings per share (EPS). Statement 128 requires the disclosure of basic EPS, which is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding at the end of the period. Diluted EPS, which gives effect to all dilutive potential common shares outstanding, is also required. The Company has restated all EPS data for prior periods as required by Statement 128.

         The following table reconciles net earnings to net earnings available to common shareholders and basic weighted average number of shares to diluted weighted average shares outstanding for the years ending March 31, 1998, 1997, and 1996. Net earnings attributable to subsidiary stock options represents the allocation of Integrated Performance Decisions
         (IPD) earnings to holders of potentially dilutive options on IPD stock held by IPD employees (see footnote 8).

                                                                    1998          1997         1996
                                                                 -----------   -----------   ----------
Weighted average shares outstanding                                3,530,006     3,499,742    3,623,955
Net effect of dilutive stock options based on the treasury
 stock method using the average market price                         319,236       109,468      116,672
                                                                 -----------   -----------   ----------
   Total                                                           3,849,242     3,609,210    3,740,627
                                                                 ===========   ===========   ==========
Net earnings                                                     $ 4,191,564   $ 3,375,536   $2,077,621
Net effect of earnings attributable to subsidiary stock options      (85,050)      (33,407)          --
Net earnings available to common shareholders                    $ 4,106,514   $ 3,342,129   $2,077,621
                                                                 ===========   ===========   ==========

         Options to purchase 750 and 1,000 shares of common stock at $16.08 and $18.88 per share, respectively, were outstanding during fiscal 1998 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of common shares.

- Deferred Compensation Plan - The Company maintains a deferred compensation plan for certain officers, directors, and salaried employees. The plan is funded primarily through employee pre-tax contributions. The Company has recorded the assets and liabilities for the deferred compensation plan at the lower of cost or market in the consolidated balance sheets. The participants in the plan bear the risk of market value fluctuations of the underlying assets.

- Shareholders' Equity - On December 19, 1997, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend distributed on January 29, 1998 to shareholders of record as of the close of business on January 2, 1998. All references in the financial statements to average number of shares outstanding and related prices, per share amounts, and stock option plan data have been restated to reflect the stock split.

- Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

- Other Accounting Pronouncements - Statement of Financial Accounting Standards SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information and operating segments in annual financial statements and requires reporting of selected information in interim financial reports. This statement is effective for fiscal years beginning after December 15, 1997. The required disclosures for SFAS No. 131 will be included in the Company's quarterly report on Form 10-Q for the first quarter of fiscal 1999.

24 Analysis & Technology, Inc. and Subsidiaries

Note 3

Discontinued Operations

On October 31, 1995, the Company sold the commercial business of its Groton, Connecticut-based subsidiary, General Systems Solutions, Inc. (GSS), to GE Capital Corporation for $9.25 million in cash. Of the $9.25 million purchase price, approximately $8.0 million was paid to A&T. The balance was paid to minority shareholders. GSS provided On-Line Registration Systems (OLRS) and related services to vehicle lease and rental companies, as well as car dealers. OLRS provided the capability to register vehicles from personal computers networked to GSS. GSS's Navy business was transferred to the Company prior to the sale and its commercial business was reclassified retroactively as a discontinued operation. The Company accrued the pretax loss of $2.7 million associated with the sale ($1,316,030 after tax or $0.36 basic loss per common share, or $0.35 diluted loss per common and common equivalent share) during the second quarter of fiscal 1996. During fiscal 1997, the Company reimbursed GE Capital $400,000 for a portion of uncollectible receivables and for other items that could not be finalized until after the closing.

Note 4

Contract Receivables

Contract receivables are summarized as follows:

                                                                    1998         1997
                                                                -----------  -----------
U.S. Government Customers:
   Amounts due currently - prime contractor                     $10,439,279  $11,722,320
   Amounts due currently - subcontractor                          7,719,819    5,662,195
   Retainage                                                        740,043      744,617
                                                                -----------  -----------
                                                                 18,899,141   18,129,132
                                                                -----------  -----------
Commercial customers:
   Amounts due currently                                          4,950,970    3,439,635
                                                                -----------  -----------
Unbilled contracts in process:
   Fixed-price contracts in progress, net of progress billings      642,060      285,863
   Revenues recorded on work performed pursuant to customer
     authorization but prior to execution of contractual
     documents or modifications                                   1,144,870    2,838,485
                                                                -----------  -----------
                                                                  1,786,930    3,124,348
                                                                -----------  -----------
                                                                $25,637,041  $24,693,115
                                                                ===========  ===========

The Government retains a portion of the fee earned by the Company (retainage) until contract completion and final audit by the Defense Contract Audit Agency
(DCAA). It is estimated that approximately $544,809 of retainage at March 31, 1998 will be collected within one year; the remainder will be collected in later years as DCAA completes its audits.

All unbilled contract receivables, net of retainage, are expected to be billed and collected within one year.

Note 5

Non-Current Assets

A summary of property, buildings, and equipment follows:

                                                 Useful Life       1998          1997
                                                 -----------       ----          ----
Land                                                      --  $    376,839   $    376,839
Buildings                                           31 years    11,554,841     11,451,313
Equipment                                       3 - 12 years    21,780,638     19,608,483
Leasehold improvements                           1 - 5 years     2,510,210      1,682,494
                                                              ------------   ------------
                                                                36,222,528     33,119,129
Less accumulated depreciation and amortization                 (21,336,456)   (19,155,156)
                                                              ------------   ------------
                                                              $ 14,886,072   $ 13,963,973
                                                              ============   ============

                Analysis & Technology, Inc. and Subsidiaries 25

Goodwill as of March 31, 1998 and 1997 was $15,401,697 and $9,463,588, net of
accumulated amortization of $3,290,478 and $2,566,475, respectively. The amount of goodwill added in fiscal 1998 and 1997 was $6,662,112 and $3,477,991, respectively. Amortization expense was $724,003 in fiscal 1998, $562,257 in fiscal 1997 and $452,840 in fiscal 1996.

Product development costs at March 31, 1998 and 1997 were $301,993 and $563,702, net of accumulated amortization of $461,819 and $299,372, respectively. The amount of product development costs capitalized was $130,668 in fiscal 1998, and $315,866 in fiscal 1997. Amortization expense was $162,447 in fiscal 1998, $113,908 in fiscal 1997, and $116,142 in fiscal 1996. In addition, previously capitalized costs totaling $280,555 were written off in fiscal 1998.

Note 6

Long-Term Debt

Long-term debt consists of the following:

                                                                                    1998        1997
                                                                                 ----------  ----------
Mortgage payable to Fleet Bank bearing interest at 7.97%, due in monthly installments of principal of $11,500 plus associated interest through
   September 1, 2001, secured by certain land and buildings with a
   depreciated cost of $2,736,387                                                $  491,865  $  629,870

Mortgage payable to Fleet Bank bearing interest at 8.29%, due in monthly installments of principal and interest of $20,048 through January 1, 2007,
   secured by certain land and buildings with a depreciated cost of $2,755,290    1,597,058   1,698,578

Mortgage payable to Chelsea Groton Bank bearing interest at 9.25%, due in monthly installments of principal and interest of $4,477 through March 2004,
   secured by certain land and buildings                                            233,588     264,149

Small Business Administration loan bearing interest at 8.5%, due in monthly
   installments of principal and interest of $4,923 through May 2001                167,218     210,087
                                                                                 ----------  ----------
     Total long-term debt                                                         2,489,729   2,802,684
Less current installments of long-term debt                                         328,646     313,032
                                                                                 ----------  ----------
     Total long-term debt, excluding current installments                        $2,161,083  $2,489,652
                                                                                 ==========  ==========

The Company has a $20,000,000 revolving credit and term loan agreement that expires on October 31, 1999. Amounts drawn against the line of credit may be converted into a term loan at the Company's discretion at any time prior to the expiration of the loan agreement. If converted, the term loan would be payable in 20 substantially equal quarterly installments. The alternate rates of interest for the term loan from which the Company can choose are the bank's base rate, the bank's certificate of deposit rate plus 1%, or LIBOR plus 3/4%. There is a commitment fee of 1/2% per annum on the average daily balance of the unused portion of the first $5,000,000 of the commitment and 1/4% per annum on the remaining unused portion of the commitment, payable quarterly.

The revolving credit and term loan agreement places certain restrictions on encumbering the Company's assets, incurring additional debt, and disposing of any significant assets. It also requires that the Company maintain at least $10,000,000 in working capital (excluding deferred income taxes), tangible net worth of at least $25,000,000, a debt-to-net-worth ratio of less than 2.5 to 1.0, an interest coverage ratio of not less than two times interest paid or accrued, and a debt service ratio of not less than 1.2 to 1.0. As of March 31, 1998, the Company was in compliance with these covenants.

Under current agreements, principal payments due on long-term debt during each of the five fiscal years subsequent to March 31, 1998 are as follows: $328,646 in 1999, $345,338 in 2000, $364,157 in 2001, $278,580 in 2002, and $202,862 in
2003.

The Company paid $296,209, $397,417, and $640,660 in interest on all debts in fiscal 1998, 1997, and 1996, respectively.

26 Analysis & Technology, Inc. and Subsidiaries

Note 7  Income Taxes

Total income tax expense for the years ended March 31, 1998, 1997, and 1996 consisted of the following:

                                       Current           Deferred            Total
                                     -----------       -----------        -----------
1998:
   Federal                           $ 3,792,827       $  (510,774)       $ 3,282,053
   State                                 896,636           (34,925)           861,711
   Foreign                                    --             8,483              8,483
                                     -----------       -----------        -----------
   Total continuing operations       $ 4,689,463       $  (537,216)       $ 4,152,247
                                     ===========       ===========        ===========


1997:
   Federal                           $ 2,583,180       $  (507,257)       $ 2,075,923
   State                                 598,487          (157,198)           441,289
   Foreign                                    --           (80,230)           (80,230)
                                     -----------       -----------        -----------
   Total continuing operations       $ 3,181,667       $  (744,685)       $ 2,436,982
                                     ===========       ===========        ===========


1996:
   Federal                           $ 1,195,813       $    35,232        $ 1,231,045
   State                                 586,361            (1,864)           584,497
                                     -----------       -----------        -----------
   Continuing operations               1,782,174            33,368          1,815,542
   Discontinued operations             2,104,716        (3,632,767)        (1,528,051)
                                     -----------       -----------        -----------
   Total                             $ 3,886,890       $(3,599,399)       $   287,491
                                     ===========       ===========        ===========


Income tax expense from continuing operations differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes as a result of the following:

                                                                   1998              1997              1996
                                                               -----------       -----------        -----------
Computed expected tax expense from continuing operations       $ 2,836,896       $ 1,976,256        $ 1,837,333
Increase (decrease) in income taxes resulting from:
   Amortization of goodwill                                        178,153           139,220            153,966
   Gain on sale of joint venture                                   478,896                --                 --
   Equity in joint venture                                              --           (30,751)          (117,586)
   State income taxes (net of valuation allowance and
     federal income tax benefit)                                   568,729           291,251            385,768
   Research and development credits                                     --                --           (400,000)
   Change in valuation allowance, exclusive of state tax                --          (118,500)           (29,830)
   Other (net)                                                      89,573           179,506            (14,109)
                                                               -----------       -----------        -----------
                                                               $ 4,152,247       $ 2,436,982        $ 1,815,542
                                                               ===========       ===========        ===========


During the second quarter of fiscal 1996, the Company analyzed research expenditures incurred in prior years by the Company and its subsidiaries. As a result of this analysis, the Company determined it was entitled to certain federal and state research and development tax credits for which it has filed refund claims.


                                Analysis & Technology, Inc. and Subsidiaries 27

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 1998 and 1997 are presented below:

                                                                                              1998               1997
                                                                                           -----------        -----------
Deferred tax assets:
   Uncollected receivables that are not yet deductible for tax purposes                    $   520,363        $    80,632
   Compensated absences, principally due to accrual for financial reporting purposes           961,786          1,014,609
   Deferred compensation                                                                     1,267,066          1,092,088
   Net operating loss carryforwards                                                            203,345            236,275
                                                                                           -----------        -----------
     Total gross deferred tax assets                                                         2,952,560          2,423,604
   Less valuation allowance                                                                     80,355             61,437
                                                                                           -----------        -----------
     Net deferred tax assets                                                                 2,872,205          2,362,167
                                                                                           -----------        -----------
Deferred tax liabilities:
   Tax depreciation in excess of financial statement depreciation                             (800,325)          (855,738)
   Capitalized software product development costs                                             (101,085)          (194,932)
   Unbilled contract revenue                                                                (2,027,937)        (1,802,907)
   Other                                                                                      (271,616)           (53,764)
                                                                                           -----------        -----------
     Total gross deferred tax liabilities                                                   (3,200,963)        (2,907,341)
                                                                                           -----------        -----------
     Net deferred tax liability                                                            $  (328,758)       $  (545,174)
                                                                                           ===========        ===========


At March 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $230,000 and $1,370,000, respectively. Such carryforwards have various expiration dates and begin to expire in the year ended March 31, 1999. For financial purposes, a valuation allowance of $80,355 and $61,437 has been recognized to offset the deferred tax asset related to the portion of the state net operating losses which the Company believes will more likely than not expire unutilized.

Management has evaluated the remaining temporary differences and concluded that it is more likely than not that the Company will have sufficient taxable income, of an appropriate character within the carryback and carryforward period permitted by current tax law, to allow for the utilization of the deductible amounts generating the deferred tax assets and, therefore, no valuation allowance is required as of March 31, 1998 and 1997.

The Company made federal and state income tax payments of $3,568,245, $2,707,724, and $4,357,117, during fiscal 1998, 1997, and 1996, respectively.


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

The transactions under the Company's stock option plan as of March 31, 1998, 1997, and 1996 are summarized as follows:

                                                 1998                       1997                        1996
                                          -------------------------   -----------------------    --------------------------
                                                       Weighted                   Weighted                     Weighted
                                                        Average                    Average                      Average
                                          Shares     Exercise Price   Shares   Exercise Price    Shares      Exercise Price
                                          -------    --------------   -------  --------------   ----------   --------------
Outstanding at beginning of year          907,017        $ 8.39       898,820        $8.22        861,311        $7.79
Granted                                   299,875        $13.31        78,600        $9.38        219,615        $9.40
Exercised                                (317,076)       $ 7.48       (51,269)       $6.63       (105,306)       $6.71
Canceled or expired                       (20,737)       $ 9.66       (19,134)       $9.51        (76,800)       $8.87
                                          -------                     -------                   ---------
Outstanding at end of year                869,079        $10.39       907,017        $8.39        898,820        $8.22
                                          =======                     =======                   =========
Exercisable at end of year                476,953                     649,008                     569,393
                                          =======                     =======                   =========
Shares reserved at end of year            975,869                     952,370                   1,004,682
                                          =======                     =======                   =========

28 Analysis & Technology, Inc. and Subsidiaries

The following table summarizes information about stock options outstanding at March 31, 1998:

                                           Weighted
                                            Average         Weighted                       Weighted
         Range of          Number          Remaining         Average        Number          Average
      Exercise Prices    Outstanding   Contractual Life  Exercise Price   Exercisable   Exercise Price
      ---------------    -----------   ----------------  --------------   -----------   --------------
  $  6.50  - $ 9.46        376,749           3.27           $ 8.36         279,633         $ 8.03
  $  9.67  - $10.50        197,780           3.98           $ 9.86         141,470         $ 9.87
  $ 12.96  - $18.875       294,550           6.34           $13.32          55,850         $13.33
                           -------                                         -------
  $  6.50  - $18.875       869,079           4.47           $10.39         476,953         $ 9.20
                           =======                                         =======


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

                                                               1998          1997           1996
                                                               ----          ----           ----
Net earnings                          As reported           $ 4,191,564   $ 3,375,536    $ 3,588,381
   from continuing operations         Pro forma             $ 3,721,101   $ 3,151,392    $ 3,364,229
Basic earnings per share              As reported           $      1.19   $      0.96    $      0.99
   from continuing operations         Pro forma             $      1.05   $      0.90    $      0.93
Diluted earnings per share            As reported           $      1.07   $      0.93    $      0.96
   from continuing operations         Pro forma             $      0.94   $      0.86    $      0.90

The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                      1998          1997           1996
                                                                      ----          ----           ----
Risk-free interest rate                                               6.23%         6.26%          5.29%
Expected life (years)                                                 5.7           5.1            5.1
Expected volatility                                                  34.52%        32.78%         30.36%
Expected dividend yield                                               1.0%          2.0%           2.0%

The weighted-average fair values of options at the date of grant were $5.29, $3.19, and $2.80 during 1998, 1997, and 1996, respectively.

In addition, the Company can grant stock options to certain key employees of Integrated Performance Decisions, Inc. (IPD), a subsidiary of the Company, to purchase up to 19% of the authorized common stock of IPD. The price of the options as of the date of award and subsequent valuation is based on a calculation considering book value per share and an earnings factor. Approximately 90% of the available options have been granted to date.


Note 9 Employee Benefit Plans

The Company's Savings and Investment Plan is a discretionary contribution plan as defined in the Internal Revenue Code, Section 401(a)(27). The plan covers substantially all of the Company's full-time employees. The Company's contributions are made at the discretion of the Board of Directors for any plan year. For the plan years ended December 31, 1997, 1996, and 1995, the Company matched up to 50% of a participant's contribution of up to a maximum of 6% of the participant's compensation, depending on the business unit to which the participant was assigned. The Company's matching contributions to this plan were $1,847,496, $1,767,992, and $1,039,829 for the years ended March 31, 1998, 1997, and 1996, respectively. The Company's matching contributions to this plan related to GSS were $37,119 for the year ended March 31, 1996. One of the investment options available under the Company's Savings and Investment Plan is the purchase of the Company's stock. The Plan owned 151,191, 126,626, and 109,038 shares of common stock of the Company at March 31, 1998, 1997, and 1996, respectively.

The A&T Employee Stock Ownership Plan (ESOP) covers substantially all full-time employees. Contributions to the plan are made at the discretion of the Board of Directors for any plan year. The Company's contributions to the plan amounted to $101,600, $112,000, and $100,000 for fiscal 1998, 1997, and 1996, respectively.
The plan owned 532,694, 571,319, and 635,652 shares of common stock of the Company at March 31, 1998, 1997, and 1996, respectively, and all shares are allocated to the participants of the ESOP and are included in outstanding shares of common stock.


                                 Analysis & Technology, Inc. and Subsidiaries 29

The Company's liability to employees for deferred compensation of $3,467,388 and $3,033,271 as of March 31, 1998 and 1997, respectively, is included in other long-term liabilities on the accompanying consolidated balance sheets. The corresponding invested assets are shown as deferred compensation plan investments.




Note 10  Accrued Expenses

Accrued expenses consist of the following:

                                                                             1998           1997
                                                                         ------------    -----------
Accrued vacation                                                        $   4,671,092    $ 4,077,079
Accrued compensation and related taxes                                      3,987,617      3,168,086
Accrued benefits                                                            1,953,372      1,356,712
Accrued income taxes payable                                                  190,625         81,929
Other                                                                         547,997        691,853
                                                                         ------------    -----------
                                                                         $ 11,350,703    $ 9,375,659
                                                                         ============    ===========


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

Years ending March 31:
---------------------
     1999                                                                              $   5,561,770
     2000                                                                                  4,334,093
     2001                                                                                  3,399,861
     2002                                                                                  2,108,234
     2003                                                                                  1,320,618
                                                                                        ------------
       Total minimum lease payments                                                     $ 16,724,576
                                                                                        ============

Lease expense amounted to approximately $5,776,000, $5,138,000, and $4,238,000 in fiscal 1998, 1997, and 1996, respectively.

The U.S. Government has the right to audit and make retroactive adjustments under certain contracts. Audits through March 31, 1996 have been completed. In the opinion of management, adjustments, if any, resulting from audits for the years ended March 31, 1997 and 1998 will not have a material effect on the Company's consolidated financial statements.

In addition, government funding continues to be dependent on congressional approval of program level funding and on contracting agency approval for the Company's work. The extent to which backlog will be funded in the future cannot be determined.

Under the terms of the Design Systems & Services, Inc. purchase agreement executed in fiscal 1995, the Company is committed to make contingent payments up to $400,000 to the former owner of the company. Contingent payments are based on 15% of revenues derived from sales of a ship design software product made between the purchase date and April 30, 1999. The Company made contingent payments to the former owner totaling $66,682 and $42,727 during fiscal 1998 and fiscal 1997, respectively.

Under the terms of the UP purchase agreement, if the aggregate net profit of Interactive Media for the four fiscal quarters ended September 30, 1998 ("the First Determination Date") is greater than the combined cumulative net profit of Interactive Media and UP for the four quarters ending September 30, 1997, the Company is committed to pay $1,070,000 in additional purchase price to the former owners of UP. In addition, if the gross margin for specifically identified projects exceeds a specific threshold, the Company is obligated to pay the former owners $500,000 in additional purchase price as of the First Determination Date. In the event that the aggregate net profit of Interactive Media for the eight fiscal quarters ending September 30, 1999 ("the Second Determination Date") is greater than two times the combined cumulative net profit of Interactive Media and UP for the four quarters ending September 30, 1997, the Company is obligated to pay to the former owners of UP 8,110 shares of Interactive Media stock, or cash of $2,250,000, or a combination of stock and cash which together equal the appraised value of the contingent stock payment at the Second


30  Analysis & Technology, Inc. and Subsidiaries

Determination Date. However, the former owners of UP may not elect to receive an aggregate amount of cash in excess of $2,250,000. If at the Second Determination Date, the net profit of Interactive Media for the eight fiscal quarters ending September 30, 1999 is equal to or greater than 75%, but less than or equal to 100%, of two times the combined cumulative net profit of Interactive Media and UP for the four quarters ending September 30, 1997, the Company will be obligated to pay the former owners of UP 4,055 shares of Interactive Media stock, or cash of $1,125,000, or a combination of stock and cash which together equal the appraised value of the contingent stock payment at the determination date. However, the former owners of UP may not elect to receive an aggregate amount of cash in excess of $1,125,000.

In fiscal 1997, the Company received $450,000 under the terms of a development agreement with the Connecticut Department of Economic Development to fund technology-based training development. Under the terms of the agreement, the Company is required to pay royalties equal to 3% of gross sales of technology-based training products initiated in Connecticut. Royalty payments will be deemed to be paid in full when royalty payments are equal to a return on investment of 15% and the Company has maintained a Connecticut presence. Under the terms of the agreement, the Company made royalty payments totaling $75,085 in fiscal 1998 and $94,695 in fiscal 1997.

In fiscal 1995 and 1996, the Company received $200,000 under the terms of a development agreement with a state-financed corporation, Connecticut Innovations, Inc. (CII), to assist in funding the development of commercial imaging processing products and services. Under the terms of the agreement, the Company is required to remit quarterly royalty payments of up to 5% of the gross sales of imaging products and services and 25% of the aggregate amount of one-time license fees received through September 30, 1999. After September 1999, royalty payments shall be made at the greater of the amount stated above or 2% of the commercial sales of the Company's Engineering Technology Center Business Unit, until cumulative royalty payments to CII reach $200,000. Royalty payments will be deemed to be paid in full if at any time after October 1996, CII has received a 25% annual compounded rate of return on all funds advanced to the Company. Under the terms of the agreement, the Company made royalty payments totaling $1,645 in fiscal 1998 and $16,058 in fiscal 1997.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.


Note 12  Segment Reporting

The Company operates principally in two segments, Engineering and Information Technologies (Engineering/IT), and technology-based training, which it develops through its wholly owned subsidiary, Interactive Media Corp. (Interactive Media). The Engineering/IT segment serves primarily the needs of the Department of Defense while the Interactive Media segment targets both government and commercial customers. Total revenue by segment includes both sales to unaffiliated customers, as reported in the Company's consolidated statement's of earnings, and intersegment sales.

The following table presents information about the Company's segments for the year ended March 31, 1998:

                                                       Engineering/IT    Interactive Media       Eliminations         Consolidated
                                                       --------------    -----------------       ------------         ------------

Sales to unaffiliated customers                         $ 139,823,861       $  20,132,433                   --        $ 159,956,294
Intersegment sales                                          1,100,771              45,550           (1,146,321)                  --
                                                        -------------       -------------        -------------        -------------
                                                        $ 140,924,632       $  20,177,983        $  (1,146,321)       $ 159,956,294
                                                        =============       =============        =============        =============

Operating earnings                                      $   6,862,631       $   1,082,535                   --        $   7,945,166
                                                        -------------       -------------        -------------        -------------
   Interest expense                                                                                                         296,209
   Interest income                                                                                                         (125,200)
   Equity in income of joint venture                                                                                        (16,969)
   Gain on sale of joint venture                                                                                         (1,591,483)
   Other, net                                                                                                             1,038,798
                                                        -------------       -------------        -------------        -------------
                                                                                                                           (398,645)
                                                        -------------       -------------        -------------        -------------
   Earnings from continuing operations
     before income taxes                                                                                              $   8,343,811

Depreciation expense                                    $   1,943,011       $     436,901                             $   2,379,912
                                                        =============       =============        =============        =============

Capital expenditure                                     $   2,545,451       $     485,343                             $   3,030,794
                                                        =============       =============        =============        =============

Amortization expense                                    $     620,378       $     103,625                             $     724,003
                                                        =============       =============        =============        =============

Identifiable assets at March 31, 1998                   $  50,202,241       $  13,406,973                   --        $  63,609,214
                                                        =============       =============        =============        =============


                                 Analysis & Technology, Inc. and Subsidiaries 31

Note 13 Quarterly Results of Operations (Unaudited)

The following summarizes quarterly results of operations for the years ended March 31, 1998 and 1997:

Dollars in thousands except per share amounts

Quarter ended:                                    June 30     September 30    December 31      March 31       Total
                                                 --------       --------       --------       --------       --------
Fiscal 1998
   Revenues from continuing operations           $ 37,450       $ 38,157       $ 40,773       $ 43,576       $159,956
   Operating earnings from continuing
     operations                                     1,843          1,448          2,307          2,347          7,945
   Net earnings from continuing operations            916          1,084          1,071          1,121          4,192
   Earnings per share from continuing
     operations:
       Basic                                     $   0.27       $   0.31       $   0.30       $   0.31          $1.19
       Diluted                                   $   0.25       $   0.28       $   0.27       $   0.27          $1.07

Fiscal 1997
   Revenues from continuing operations           $ 32,488       $ 35,507       $ 35,653       $ 38,899       $142,547
   Operating earnings from continuing
     operations                                     1,497          1,798          1,646          1,829          6,770
   Net earnings from continuing operations            793            850            868            865          3,376
   Earnings per share from continuing
     operations:
       Basic                                     $   0.23       $   0.24       $   0.25       $   0.25          $0.96
       Diluted                                   $   0.22       $   0.23       $   0.24       $   0.24          $0.93


32  Analysis & Technology, Inc. and Subsidiaries

Independent Auditors' Report

The Board of Directors and Shareholders
Analysis & Technology, Inc. and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Analysis & Technology, Inc. and Subsidiaries as of March 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Providence, Rhode Island
May 1, 1998


Analysis & Technology, Inc. and Subsidiaries 33

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

GARY P. BENNETT
Chairman, President, and Chief Executive Officer
Analysis & Technology, Inc.

LARRY M. FOX
Vice Chairman,
Analysis & Technology, Inc.
Director of Hardware Operations
Fisher-Rosemount Systems

JAMES B. FOX
Retired President,
Mobil Oil Credit Corporation

NELDA S. NARDONE
Retired Secretary,
Analysis & Technology, Inc.

THURMAN F. NAYLOR
Retired Chairman and
Chief Executive Officer, Standard Thomson Corporation

DAVID M. NOLF
Executive Vice President, Analysis & Technology, Inc.

DENNIS G. PUNCHES
Director
Outsourcing Solutions, Inc.


OFFICERS

GARY P. BENNETT
Chairman, President, and Chief Executive Officer

DAVID M. NOLF
Executive Vice President, Chief Financial and Administrative Officer, Secretary

JAY W. RYERSON
Executive Vice President, Chief Operating Officer

ROBERT M. GORMAN
Executive Vice President

JAMES R. LAVOIE
Executive Vice President

JOSEPH M. MARINO
Executive Vice President

RICHARD P. MITCHELL
Executive Vice President

STEPHEN E. JOHNSTON
Senior Vice President, Human Resources

GERALD SNYDER
Senior Vice President, Planning

SUSAN C. VARNADOE
Senior Vice President

V. LEHMAN WOODS
Senior Vice President, Contracts

ROGER J. BAGBEY
Vice President

STEPHEN K. BRADY
Vice President

RICHARD C. CHAPMAN
Vice President

DOUGLAS L. CLARK
Vice President

MARK A. CLIFTON
Vice President

KATHRYN M. CONLON
Vice President

DANIEL R. CONWAY
Vice President

ANTHONY L. D'AMBROSIO
Vice President

RUSSELL J. DESIMONE
Vice President

JOHANN D. DRETCHEN
Vice President

JAMES R. FITZGERALD
Vice President

LARRY FREEMAN
Vice President

DAVID C. GHEN
Vice President

VINCENT D. GODINO
Vice President

DANIEL K. HACKENBERG
Vice President

DAVID R. HORNE
Vice President

TOBIN R. MCNATT
Vice President

MARK S. RIDDLE
Vice President

ROBERT F. URSO
Vice President

FRED C. ZEILE III
Vice President

SUBSIDIARY OFFICERS

Interactive Media Corp.

SUSAN C. VARNADOE
President

JOHN A. ROBIC
Senior Vice President

LINDA M. EDWARDS
Vice President,
Chief Financial Officer

DAVID M. NOLF
Secretary

ANN E. BARRON
Vice President

GARY M. BENEDETTI
Vice President

JOHN G. DRUGO
Vice President

DAVID R. FALL III
Vice President

JOHN T. MCCOY
Vice President

CHRISTINA MEINIG
Vice President

DUDLEY B. MOLINA
Vice President

M. A. ROBERT WEATHERWAX
Vice President


Integrated Performance Decisions, Inc. (IPD)

JAMES R. LAVOIE
President

DAVID M. NOLF
Secretary

ELEANOR S. HOLMES
Vice President

DENNIS J. KELLY, JR.
Vice President

RONALD L. PATTON
Vice President


Analysis & Technology Australia PTY Limited

PAUL A. FOTHERGILL
Managing Director, Secretary


A&T International Corporation (ATIC)

GARY P. BENNETT
Chairman, President,
and Chief Executive Officer

V. LEHMAN WOODS
Executive Vice President, Chief Financial Officer

DAVID M. NOLF
Secretary

WILLIAM A. REED
Vice President


34 Analysis & Technology, Inc. and Subsidiaries

Company Information

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-288-9541

FORM 10-K

Copies of the Company's fiscal 1998 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to:

    Elaine Grimsell Beckwith
    Investor Relations Manager
    Analysis & Technology, Inc.
    P.O. Box 220, Route 2
    North Stonington, Connecticut 06359-0220
    E-mail address: ebeckwith@atinc.com

AUDITORS

KPMG Peat Marwick LLP, Providence, Rhode Island

COUNSEL

Cummings & Lockwood, Hartford, Connecticut

ANNUAL MEETING

Analysis & Technology, Inc.'s annual meeting of shareholders will be held on Tuesday, August 11, 1998, 10:00 a.m. at The Mystic Hilton, 20 Coogan Boulevard, Mystic, Connecticut.


OFFICE LOCATIONS

ANALYSIS & TECHNOLOGY, INC.
CORPORATE OFFICE
P.O. Box 220, Route 2
North Stonington, CT
06359-0220
(860) 599-3910

CALIFORNIA
Monterey
San Diego
San Francisco

COLORADO
Denver

CONNECTICUT
Mystic
New London
North Stonington

FLORIDA
Orlando
Panama City Beach
Tampa

GEORGIA
Atlanta
Roswell

IDAHO
Bayview

MARYLAND
Annapolis
Annapolis Junction
Arnold
Patuxent River
Rockville
Stevensville

MISSISSIPPI
Bay St. Louis

NEW JERSEY
Mt. Laurel

OKLAHOMA
Oklahoma City

PENNSYLVANIA
Pittsburgh

RHODE Island
Newport

SOUTH Carolina
North Charleston

VIRGINIA
Arlington
Chesapeake
McLean

WASHINGTON, D.C.

AUSTRALIA
Fyshwick

CANADA
Victoria

FORWARD-LOOKING STATEMENTS

Information in this fiscal year 1998 Annual Report to Shareholders may include statements that are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Statements relating to the Company's or management's intentions, hopes, beliefs, expectations, or predictions of the future are forward-looking statements. Additional information and discussion concerning factors that could cause actual results to differ materially from those indicated in forward-looking statements is contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report and in the Company's Form 10-K Annual Report.

Analysis & Technology, Inc. is an Affirmative Action/Equal Opportunity Employer.


Design: Cole Design Group Major photography: Sean Kernan Printing: Thames Printing http://www.aati.com

Analysis & Technology
P.O. Box 220
Route 2
North Stonington, CT  06359-0220
(860) 599-3910